FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

OF

REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree, or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree, or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant, giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

As of December 31, 2013, the total outstanding internal funded debt of the registrant was Ps. 332,513 million. See “Gross Public Domestic Debt” table on page D-74, which is hereby incorporated by reference herein.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

The total principal amount of external funded debt of the registrant outstanding as of December 31, 2013 was as follows (in millions of U.S. dollars):

Uruguayan pesos	6,876
U.S. dollars	9,742
Euros	101
Japanese yen	383
Special Drawing Rights	457
Other	20
Total	17,579

3. A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See “Tables and Supplemental Information,” pages D-85 to D-92 of Exhibit 99.D, which is hereby incorporated by reference herein.

4.  (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in item 3, into the following:

(1) Total amount held by or for the account of the registrant.

Not applicable.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3) Total amount otherwise outstanding.

Not applicable.

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(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

See “Public Sector Debt,” pages D-73 to D-84 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

See “Public Sector Debt,” pages D-73 to D-84 of Exhibit 99.D, which is hereby incorporated by reference herein.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Sector Finances,” pages D-64 to D-68 of Exhibit 99.D, and “Fiscal Policy,” pages D-69 to D-72 of Exhibit 99.D, which is hereby incorporated by reference herein.

7.  (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Not applicable.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8. Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See “Balance of Payments—International Reserves,” page D-43 of Exhibit 99.D, which is hereby incorporated by reference herein.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “Foreign Merchandise Trade,” pages D-35 to D-38 of Exhibit 99.D, which is hereby incorporated by reference herein.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the registrant has published balances of international payments.)

See “Balance of Payments,” pages D-41 to D-44 of Exhibit 99.D, which is hereby incorporated by reference herein.

This annual report comprises:

(a) Pages numbered 1 to 6 consecutively.

(b) The following exhibits:

Exhibit A — None.

Exhibit B — None.

Exhibit 99.C — The National Budget 2010-2014(*)

Exhibit 99.D — Description of República Oriental del Uruguay, June 9, 2014.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

________________________________________

(*) Filed as Exhibit 99.C to the Registrant’s Annual Report on Form 18-K for the year ended December 31, 2010 (File No. 333-07128), dated July 1, 2011 and incorporated herein by reference.

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TABLE OF CONTENTS

SIGNATURE

EXHIBIT INDEX

EX-99.D DESCRIPTION OF REPÚBLICA ORIENTAL DEL URUGUAY DATED JUNE 9, 2014

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay, on the 9th day of June, 2014.

REPÚBLICA ORIENTAL DEL URUGUAY

By: /s/ Mario Bergara
Mario Bergara
Minister of Economy and Finance of
República Oriental del Uruguay

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EXHIBIT INDEX

Exhibit	Description
99.C: Copy of the National Budget 2010-2014(*)
99.D: Description of República Oriental del Uruguay, dated June 9, 2014.

________________________________________

(*) Filed as Exhibit 99.C to the Registrant’s Annual Report on Form 18-K for the year ended December 31, 2010 (File No. 333-07128), dated July 1, 2011 and incorporated herein by reference.

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Exhibit 99.D

Description of

República Oriental del Uruguay

June 9, 2014

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INTRODUCTION

All references in this document to the “government” are to the government of the República Oriental del Uruguay (“Uruguay”) and references to the “central government” are to the central government of Uruguay (which includes governmental agencies and subdivisions and excludes financial and non-financial public sector institutions). All references in this document to the “consolidated public sector” are to the central government and financial and non-financial public sector institutions, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario.

The terms set forth below have the following meanings for the purposes of this document:

•	Gross domestic product, or GDP, means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures GDP based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central del Uruguay (“Banco Central”) in March 2009) to eliminate distortions introduced by changes in relative prices.
•	Imports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon entry of goods into Uruguay on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of balance of payments, statistics collected on a free on board basis at a given departure location (referred to as FOB basis).
•	Exports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon departure of goods from Uruguay on a free on board, or FOB, basis and (2) for purposes of balance of payments, statistics collected on a FOB basis.
•	Rate of inflation or inflation rate is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the latest December against the indices for the prior December.

References herein to “US$,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “Uruguayan pesos,” “pesos,” or “Ps.” are to the lawful currency of Uruguay. Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars or pesos at historical annual average exchange rates. References to “Euro” or “€” are to the lawful currency of the Member States of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars, Euros or yen (or dollars to Euros or yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars, euros or yen at any particular rate or at all.

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The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.

The fiscal year of the government ends December 31. Accordingly, all annual information presented herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this document may differ from the sum of the individual items in those tables due to rounding.

Uruguay’s official financial and economic statistics are subject to a review process by Banco Central and the Uruguay National Statistics Institute. Accordingly, the financial and economic information in this document may be subsequently adjusted or revised. Certain of the information and data contained herein for 2009, 2010, 2011, 2012 and 2013 is preliminary, and subject to further adjustment or revision. The government believes that this practice is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, but cannot assure you that material changes will not be made.

Historically, deposits of the non-financial public sector held with Uruguay’s banking system were deducted from Uruguay’s gross public sector debt. According to a new methodology adopted by the government in March 2013, deposits of the non-financial public sector held with Uruguay’s banking system are not deducted from Uruguay’s gross public sector debt and are recorded as non-financial public sector assets. Figures for previous years have been restated following this new methodology.

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 SUMMARY

2009(1)	2010(1)	2011	2012(1)	2013(1)
(in millions of US$, except as otherwise indicated)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$ 30,483	US$ 38,898	US$ 47,262	US$ 50,012	US$ 55,753
Real GDP (in thousands of constant 2005 pesos)(2)	Ps. 517,085	Ps. 560,542	Ps. 601,692	Ps. 623,813	Ps. 651.239
% change from prior year	2.4%	8.4%	7.3%	3.7%	4.4%
Consumer price index or CPI (annual rate of change)	5.9%	6.9%	8.6%	7.5%	8,5%
Wholesale price index or WPI (annual rate of change)	10.5%	8.4%	11.1%	5.9%	6.3%
Unemployment rate (annual average)(3)	7.7%	7.0%	6.3%	6.1%	6.6%
Balance of payments(4)
Trade balance (merchandise)	(504)	(527)	(1,431)	(2,361)	(1,274)
Current account	(382)	(731)	(1,374)	(2,709)	(3,120)
Capital and financial account net	1,184	1,057	4,191	6,534	5,109
Errors and omissions(5)	786	(687)	(252)	(538)	956
Overall balance of payments excluding impact of gold valuation adjustment	1,588	(361)	2,564	3,287	2,945
Change in Banco Central international reserve assets (period end)	(1,588)	361	(2,564)	(3,287)	(2,945)
Banco Central international reserve assets (period end)(6)	7,987	(8)	7,656	(9)	10,302	(10)	13,605	(11)	16,275	(12)

PUBLIC FINANCE
Non-Financial Public Sector Revenues	8,780	11,732	13,481	14,200	16,948
Non-Financial Public Sector Primary Expenditures	8,536	11,075	12,648	14,319	16,735
Public Sector Primary Balance	358	756	923	(82)	222
Public Sector Overall Balance (surplus/(deficit))	(523)	(430)	(434)	(1,380)	(1,335)
PUBLIC DEBT
Consolidated public sector debt
Debt with non-residents(12)	12,770	12,822	14,055	16,245	17,579
Debt with residents	10,190	11,060	12,985	14,893	15,546
Total	22,960	23,882	27,040	31,138	33,126
As a % of GDP	75.9%	61.5%	57.2%	62.3%	59.5%
Consolidated public sector debt service
Amortizations	439	926	1,946	1,896	2,965
Interest payments	530	592	638	573	598
Total	969	1,519	2,584	2,469	3,563
As a % of exports of goods and services	11.1%	13.1%	20.1%	18.4%	26.2%

(1)	Preliminary data.
(2)	Figures are not adjusted by purchasing power.
(3)	Unemployment population as percentage of the labor force.
(4)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).
(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.
(6)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2009, 2010, 2011, 2012 and 2013.
(7)	This amount includes US$3,156 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$1,428 million of Banco de la República and other public sector financial institutions.

(8)	This amount includes US$2,521 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$1,140 million of Banco de la República and other public sector financial institutions.
(9)	This amount includes US$1,590 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$792 million of Banco de la República and other public sector financial institutions.
(10)	This amount includes US$2,350 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$1,108 million of Banco de la República and other public sector financial institutions.
(11)	This amount includes US$3,969 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$1,642 million of Banco de la República and other public sector financial institutions.
(12)	This amount includes US$2,293 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$ 2,184 million of Banco de la República and other public sector financial institutions.

Source: Banco Central

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REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.

According to the 2011 national census, Uruguay’s population of approximately 3.3 million is primarily of European origin and has a literacy rate above 98%. Approximately 95% of the population lives in urban areas and about 40% of the population resides in the Montevideo metropolitan area. The population growth rate averaged 0.2% per year for the period from 1985 to 2011, and is the lowest in South America. Uruguay is generally considered a middle-income developing country. The following table sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics as of December 31, 2012, unless otherwise indicated.

	Uruguay	Brazil	Chile	Venezuela	Mexico	United States
Per capita GNI(1)	US$13.580	US$11.630	US$14.310	US$12.460	US$9.640	US$52.340
PPP GNI per capita(2)	US$17,740	US$14,320	US$20,450	US$17,480	US$16,140	US$52.610
Life expectancy at birth(3)	77	74	80	74	77	79
Adult literacy rate(4) (5)	98,1%	90,4%	98,9%	95,5%	93,5%	n.a
Infant mortality per 1000 live births	6	13	8	13	14	6

n.a. = not available.

(1) World Bank Atlas method.

(2) Current US$, adjusted for purchasing power parity.

(3) In years.

(4) Percentage of people ages 15 and older.

(5) 2011 data, except for United States.

Source: The World Bank - World Development Indicators database and CEPAL.

Constitution, Government and Political Parties

Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 2004, provides for a presidential system of government composed of three branches: executive, legislative, and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-year terms by the Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over a number of public sector matters.

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Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930’s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress, and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.

Politics in Uruguay are dominated by three political parties: the Frente Amplio (Broad Front), the Partido Colorado and the Partido Nacional. Since appearing on Uruguay’s political landscape in 1971 as a coalition of, among others, the Christian Democratic, Socialist and Communist parties, the Frente Amplio gained increasing support and, in October 2004, won victories in the presidential and the congressional elections.

Until the 2004 presidential and congressional elections, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, had alternated holding the presidential office. Each of these two parties is composed of multiple political factions, typically with different political orientations, but without strong ideological differences. The Partido Colorado and the Partido Nacional, which were formed in the 1830s, are both market-oriented and favor trade liberalization and reducing the government’s role in the economy, although some factions within each of those parties favor moderate trade protection and some degree of government intervention. Traditionally, the Partido Nacional has had a strong rural constituency, while the Partido Colorado has drawn most of its support from urban areas. The Frente Amplio advocates a moderate social welfare platform. A fourth political party, the Partido Independiente, is a center-left group which split from the Frente Amplio prior to the 1989 elections.

Presidential elections were held on October 25, 2009. Mr. José Alberto Mujica from Frente Amplio received 47.96% of the votes cast, Mr. Luis Alberto Lacalle from Partido Nacional received 29.07% of the votes cast, and Mr. Pedro Bordaberry from Partido Colorado received 17.02% of the votes cast. Based on these results, Mr. Mujica and Mr. Lacalle participated in the runoff election on November 29, 2009, and Mr. José Alberto Mujica of the Frente Amplio won the national presidential election with approximately 52% of the votes cast. Mr. Mujica took office in March 1, 2010 succeeding Mr. Tabaré Vázquez who is also a member of Frente Amplio. In the Congressional elections also held on October 25, 2009, the Frente Amplio retained a majority of both houses of Congress.

The Congressional representation of each of the four parties for the 2010-2015 term is as follows:

	Senate		Chamber of Deputies
	Seats	%	Seats	%
Frente Amplio	17	55%	50	50.5%
Partido Nacional	9	29	30	30.5
Partido Colorado	5	16	17	17
Partido Independiente	0	0	2	2
Total(1)	31	100%	99	100%

(1) The Vice President, currently Danilo Astori of the Frente Amplio, occupies the thirty-first seat in the Senate.

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Although the Frente Amplio retained majorities in both houses of Congress, Mr. Mujica, has expressed an intention to seek consensus with the Partido Colorado, the Partido Nacional and the Partido Independiente with respect to key areas of government, including macroeconomic and social policies, education and foreign relations.

Since 2005, the Frente Amplio maintains the following goals of economic policy:

•	reaching a sustainable level of economic growth supported by a steady development of Uruguay’s productive capacity and productivity;
•	reducing unemployment and improving the quality of employment; and
•	advancing the quality of life of the population, focusing on the urgent need to improve the living conditions of the poorest segments of the population.

On June 1, 2014, primary elections were held to select a single candidate for each political party participating in the next national election. Mr. Tabaré Vázquez was selected for the Frente Amplio, Mr. Luis Lacalle Pou for the Partido Nacional, Mr. Pedro Bordaberry for the Partido Colorado and Mr. Pablo Mieres for the Partido Independiente. The next presidential and congressional election in Uruguay is scheduled for October 26, 2014, with a runoff election to take place, if necessary, on November 30, 2014 to elect the president from the two most voted candidates. The winner will replace Mr. Mujica as of March 1, 2015 for a term ending on 2020.

Foreign Policy and Membership in International and Regional Organizations

Uruguay has had no significant regional or international conflicts in recent years. The Republic has focused its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 137 countries and is a member of 105 international organizations, including:

•	the United Nations (founding member), including many of its specialized agencies;
•	the Organization of American States;
•	the World Trade Organization;
•	the International Monetary Fund or the IMF;
•	the International Bank for Reconstruction and Development or the World Bank;
•	the International Finance Corporation;
•	the Multilateral Investment Guaranty Agency;
•	the International Centre for Settlement of Investment Disputes;
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•	the Inter-American Development Bank or the IADB;
•	the Inter-American Investment Corporation; and
•	the Corporación Andina de Fomento or the CAF.

Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country for the Latin American Integration Association, a regional external trade association that includes ten South American countries in addition to Mexico, Cuba, Panamá and Nicaragua since its creation in 1960.

In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Mercosur Treaty. Under the Mercosur Treaty, these four countries originally pledged:

(1)	to create a full common market in goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and
(2)	to establish common external tariffs for trade with non-members.

In December 1994, the four members of Mercosur signed an agreement establishing January 1, 1995 as the deadline for the implementation of a common external tariff intended to transform the region into a customs union. The common external tariff regime became effective on January 1, 2001. However, it was also agreed that each member country would be entitled to take exceptions to the common external tariff for a transitional period scheduled to end in 2008 for Argentina and Brazil, and in 2010 for Paraguay and Uruguay. These periods have recently been extended, allowing Argentina and Brazil to maintain their list of exceptions until December 31, 2015, Uruguay until December 31, 2017, and Paraguay until December 31, 2019. Accordingly, the full implementation of a customs union has been deferred. See “The Economy—The Mercosur Agreements.”

As a result of the impeachment of former President Mr. Lugo in June 2012 and his destitution by the Paraguayan Congress, Paraguay was temporarily suspended as a Mercosur member in July 2012. The suspension of Paraguay was discontinued once the newly-elected Paraguayan president, Horacio Cartes, took office in August 2013. In addition, in July 2012, Mercosur members (other than Paraguay) admitted the Republic of Venezuela as a full member of Mercosur. In December 2013, Paraguay acknowledged the admission of Venezuela as a full member of Mercosur. Venezuela is required to adopt the Mercosur common external tariff by 2016.

Since the establishment of Mercosur, the following trade agreements have become effective for Mercosur members:

Year Signed	Year Effective	Country/Economic Region	Description of Agreement
1996	1996	Chile	Free trade zone starting in 2014
1996	1997	Bolivia	Free trade zone starting in 2006

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2003	2005	Colombia, Ecuador and Venezuela	Gradual free trade zone for certain goods until 2020
2005	2006	Peru	Gradual free trade zone for certain goods until 2021
2006	2008	Cuba	Tariff elimination for certain goods
2007	2009	Israel	Tariff elimination for certain goods until 2029
2004	2009	India	Tariff reduction for certain goods

_______________

(1)	The Andean Community is a customs union among Bolivia, Colombia, Ecuador and Perú.
(2)	Venezuela became a full member of Mercosur in July 2012.

In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade between them and are currently engaged in the negotiation of a free trade agreement. While the parties have made progress in several areas, Mercosur has conditioned the agreement upon the European Union making significant concessions with respect to trade in agricultural products and the EU’s common agricultural policy, at least insofar as it impacts Mercosur.

Mercosur and the United States, which had suspended negotiations in 2004, have resumed negotiations surrounding the hemisphere-wide Free-Trade of the Americas Agreement (FTAA) pursuant to the 1991 “Four Plus One” Agreement. The negotiations have revealed important differences between the parties, and there can be no assurance that an agreement will be reached within the near term, as originally contemplated.

Significant trade imbalances among Mercosur countries developed over time as a result of various factors. These imbalances have prompted discussions and negotiations among the members of the member states that to date have not resulted in the convergence of the national economies, an objective stated on several occasions pursued. Argentina’s crisis in 2001 and its long-lasting effects have adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also triggered the adoption of various safeguard measures and caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by its member states. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty, while pursuing measures intended to maximize access to export markets by Uruguayan products in the short and medium term.

Uruguay has entered into bilateral treaties related to trade and investment, including the following:

2004	United Mexican States	Free Trade Agreement
2004	Iran	Bilateral Trade Framework Agreement

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2006	United States of America	Bilateral Investment Promotion Treaty
2007	United States of America	Trade and Investment Framework Agreement
2008	United States of America	Cooperation Agreement in Science and Technology
2008	India	Bilateral Investment Treaty
2009	South Korea	Bilateral Investment Treaty
2009	Chile	Public Procurement Agreement
2009	Vietnam	Bilateral Investment Treaty
2009	Venezuela	Economic Cooperation Agreement
2010	Chile	Bilateral Investment Treaty

In March 2009, Uruguay and Brazil signed an energy cooperation agreement for the development of an electrical transmission line, to facilitate interconnectivity of both countries’ energy networks. The line is expected to become operative during the second half of 2014 with a transmission capacity of 500MW. See “Gross Domestic Product and Structure of the Economy - Principal Sectors of the Economy – Electricity, Gas and Water.”

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THE ECONOMY

History and Background

In the 1980’s, Uruguay’s economy was affected by a crisis of its financial system, followed by a severe recession. A deterioration in its external debt to GDP and exports ratios led the Republic to negotiate a rescheduling of its maturing debt obligations within the framework of the Brady Plan in 1991. In the early 1990’s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.

The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994. Uruguay’s economy recovered with real GDP growth of 5.0% on average from 1996 to 1998 fueled mainly by increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.

The Mercosur Agreements

The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. On January 1, 2000, internal tariff rates among Mercosur countries were reduced to zero, with the exception of sugar and automobiles.

With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. A common external tariff became effective on January 1, 2001. However, each member of the Mercosur retained some degree of flexibility intended to gradually allow certain industries to enhance their competitiveness, and had the ability to take specific exceptions to the common external tariff (initially 300 each) over a transitional period. Argentina and Brazil are currently entitled to 100 exceptions each and Uruguay and Paraguay are currently entitled to 225 and 649 exceptions, respectively. In the case of capital goods, telecommunications and information technology products, the Mercosur agreed that Uruguay and Paraguay could take exception from the common internal tariff (with rates of 0% until 2013 and 2% until 2016, respectively) with respect to tariff imports of non-Mercosur origin. In addition, the Mercosur countries have agreed to coordinate policies in certain areas, including agriculture, industry, transport and trade in services, to reduce or eliminate imbalances, and several working groups are currently engaged in policy coordination negotiations.

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In March 2001, Argentina unilaterally increased import tariffs on consumer goods to 35% and eliminated all import tariffs on capital goods, in each case for non-Mercosur products and on a transitional basis. In June 2001, Argentina further modified its foreign exchange regime to subsidize exports and tax imports. The devaluation of the Argentine peso in January 2002, and other measures taken by the Argentine government brought Argentina’s foreign trade to a virtual standstill in the first quarter of 2002. The Argentine crisis adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. Uruguay maintains certain duties affecting imports of certain Argentine products whose producers are entitled to regional or sectoral subsidies. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to other export markets by Uruguayan products.

As a result of the impeachment of former President Mr. Lugo in June 2012 and his destitution by the Paraguayan Congress, Paraguay was temporarily suspended as a Mercosur member in July 2012. The suspension of Paraguay was discontinued once the newly-elected Paraguayan president, Horacio Cartes, took office in August 2013. In addition, in July 2012, Mercosur members (other than Paraguay) admitted the Republic of Venezuela as a full member of Mercosur. In December 2013, Paraguay acknowledged the admission of Venezuela as a full member of Mercosur. Venezuela is required to adopt the Mercosur common external tariff by 2016.

Certain barriers to the comprehensive regional integration initiated by Mercosur continue to exist. Fitosanitary border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, causing delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constitutes a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Roads, bridges and railways must also be developed to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. The members of the Mercosur meet annually to negotiate the implementation of the 1997 framework agreement. A protocol regarding the provision of services entered into effect in December 2005 and was ratified by Argentina, Brazil and Uruguay. It contemplates the complete elimination of intra–Mercosur restrictions by 2015. The liberalization is effected gradually on the basis of negotiation rounds intended to result in eliminating restrictions by segments with a view to reaching complete liberalization. See “República Oriental del Uruguay—Foreign Policy and Membership in International and Regional Organizations.”

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1999-2002: Recession and Crisis in the Banking System

Between 1999 and 2002, a series of external factors, including most significantly the economic crisis that affected Argentina severely in 2001 and 2002, had material adverse consequences for Uruguay’s economy.

During 1999, Uruguay’s economy was adversely affected by the devaluation of the Brazilian currency, a strong recession in Argentina, which caused a contraction in Argentine demand for Uruguay’s products and tourism-related services, declining international prices for several of Uruguay’s commodity exports, an increase in the price of oil and derivative products, the appreciation of the U.S. dollar (to which the Uruguayan peso was linked), which caused Uruguay’s export products to become less competitive in several of its traditional export markets and increases in international interest rates.

As a result of these circumstances, in 1999 real GDP decreased by 2.8%, domestic private consumption declined 1.5% and private gross fixed investment fell by 14.0%. Exports of Uruguayan goods and services also declined by 7.4%. The recession affected most sectors of the economy. The consolidated public sector deficit increased from 0.9% of GDP in 1998 to 3.6% of GDP in 1999, reflecting a decrease in public sector revenues and increases in public sector spending, attributable to a number of infrastructure projects undertaken by the government to mitigate the impact of the recession.

During 2000, most of the adverse conditions that caused real GDP to contract in 1999 continued, including high oil prices, a strong U.S. dollar, Argentina’s recession and increases in international interest rates. Heavy rains in the last quarter of 1999 also adversely affected the agricultural sector. As a result, in 2000 real GDP declined by 1.4% and the consolidated public sector deficit reached 3.8% of GDP, as public sector revenues contracted at a faster pace than public sector primary expenditures.

Adverse external factors continued through 2001. Argentina’s third year of recession and the slowdown in the rate of economic growth of industrialized nations adversely affected Uruguay’s economy. As a consequence, real GDP contracted by 3.4% in 2001 driven by a 2.0% decrease in domestic private consumption, a 2.9% decrease in government consumption and a 8.8% decrease in private fixed investment. The consolidated public sector deficit for 2001 reached 3.9% of GDP. Domestic inflation for 2001, as measured by the CPI, stood at 3.6% and the peso depreciated 13.0% in real terms with respect to the U.S. dollar. Foreign trade also deteriorated in 2001, with exports contracting by 10.5% (measured in U.S. dollars) and 7.7% in real terms, and imports contracting by 11.7% (measured in U.S. dollars) and 8.8% in real terms, with respect to 2000. Nevertheless, the continued recession appeared not to undermine confidence in Uruguay’s banking system, which continued to attract deposits from residents and non-residents, particularly as volatility in Argentine increased. As of December 31, 2001, approximately 87.3% of total credit extended to the private sector and 91.3% of total deposits held in the private banking system were denominated in foreign currencies (principally the U.S. dollar).

On December 1, 2001, the Argentine government froze deposits held with Argentine banks and introduced exchange controls restricting capital outflows. On December 23, 2001, the Argentine government announced its decision to default on Argentina’s foreign debt. Argentina suffered significant economic, political and social deterioration during 2002. In addition to the government, a significant portion of the country’s large corporate debtors defaulted on all or a substantial part of their financial liabilities. In response to the crisis, the Argentine government undertook a number of far-reaching initiatives, including a mandatory conversion of foreign currency-denominated debts and bank deposits into Argentine pesos and the devaluation of the Argentine peso after ten years of parity with the U.S. dollar.

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In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 11.0%. The proximate causes of Uruguay’s 2002 economic crisis are associated with Argentina’s economic deterioration during that time. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and rigidities that limited the ability of the economy to absorb and adapt to external factors, added to the severity of the crisis.

Uruguay’s banking system confronted its worst crisis since the 1982-83 crisis. At December 31, 2002, total U.S. dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7.3 billion (of which US$2.4 billion were of non-residents), compared to US$14.2 billion as of December 31, 2001 (of which US$6.6 billion were of non-residents). In the second quarter of 2002, a deposit outflow affected Uruguay’s financial system leading first to the suspension of Banco Galicia de Uruguay, or BGU, and Banco Comercial, Uruguay’s two largest private banks (both affiliated with Argentine banks) and soon thereafter to the closure of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank in June 2002. Although the government received approximately US$500.0 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode.

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB to safeguard Uruguay’s payment and financial system. On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario, or FESB, (ii) extended to three years the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

In furtherance of the economic program agreed with the IMF, in December 2002, Congress enacted amendments to the banking law aimed at strengthening the banking system. Following the enactment of these amendments, the government completed the reorganization of Banco Comercial, Banco Montevideo and La Caja Obrera into a new commercial bank, Nuevo Banco Comercial. The non-recoverable assets of the three liquidated banks are held by liquidation funds, and the proceeds have been earmarked to satisfy deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial.

Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6.8 billion from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and reducing to practically none the availability of credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities.

In 2002, the government adopted a series of initiatives intended to reduce the deficit of the public sector. It relied on access to funding by the IMF and other multilateral agencies to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.

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The 2002 economic crisis had profound effects on Uruguay’s monetary and exchange rate policy. The continued devaluation of the Argentine peso and growing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The devaluation of the peso accelerated in July 2002, dropping to its lowest value of Ps. 32.33 per US$1.00 on September 10, 2002. The depreciation of the peso resulted in Uruguay’s foreign currency-denominated debt to GDP ratio rising to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.

The decrease in tax collections attributable to the contraction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by the devaluation (nearly all of Uruguay’s debt is denominated in foreign currency), practically neutralized the savings achieved by the central government during 2002. As a result, the consolidated public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.

2003-2013: Recovery and Economic Growth

Uruguay’s economy stabilized during the second quarter of 2003 and began to recover, recording an annual real GDP growth of 0.8% and 5.0% in 2003 and 2004, respectively. This improvement was mainly a result of an increase in external demand driven primarily by Argentina’s economic recovery, an increase in the prices of commodities exported by Uruguay, the opening of the U.S. market to Uruguayan beef exports and a recovery in domestic demand spurred by improved consumer and investor confidence. GDP grew at a rate of 7.5% in 2005, and continued to grow at rates of 4.1% in 2006, 6.5% in 2007, 7.2% in 2008, 2.4% in 2009, 8.4% in 2010, 7.3% in 2011, 3.7% in 2012, and 4.4% in 2013.

In 2009, domestic private consumption decreased by 1.5% compared to 2008 and represented 65.5% of GDP. In 2010, domestic private consumption grew by 12.8% compared to 2009 and represented 67.1% of GDP. In 2011, domestic private consumption grew by 9.8% compared to 2010 and represented 66.4% of GDP. In 2012, domestic private consumption grew by 5.5% compared to 2011 and represented 66.2% of GDP. In 2013, domestic private consumption grew by 5.3% compared to 2012 and represented 65.8% of GDP.

In 2009, gross fixed investment decreased by 4.7% compared to 2008, representing 19.9% of GDP, with private gross fixed investment decreasing by 9.0%. In 2010, gross fixed investment increased by 13.6% compared to 2009, representing 19.9% of GDP, with private gross fixed investment increasing by 20.4%. In 2011, gross fixed investment increased by 6.4% compared to 2010, representing 19.3% of GDP, with private gross fixed investment increasing by 11.0%. In 2012, gross fixed investment increased by 19.2% compared to 2011, representing 22.7% of GDP, with private gross fixed investment increasing by 22.2%. In 2013, gross fixed investment increased by 6.2% compared to 2012, representing 22.9% of GDP, with private gross fixed investment increasing by 5.0%.

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Gross domestic savings represented 18.1% of GDP in 2009, 16.3% of GDP in 2010, 17.5% of GDP in 2011, 17.3% of GDP in 2012 and 17.2% of GDP in 2013.

Exports of goods and services grew by 3.9% in 2009, 7.0% in 2010, 6.0% in 2011, 2.1% in 2012 and 0.1% in 2013. Imports of goods and services decreased by 9.2% in 2009 and increased by 14.9% in 2010, 13.2% in 2011, 14.0% in 2012 and 2.8% in 2013.

Deposits held by the non-financial private sector with the banking system (excluding deposits held with off-shore banks and financial houses), stood at US$15.3 billion at December 31, 2009, US$17.9 billion at December 31, 2010, US$20.6 billion at December 31, 2011, US$23.2 billion at December 31, 2012 and US$25.3 billion at December 31, 2013. Approximately 75.3% of those deposits were denominated in foreign currencies (primarily U.S. dollars) as of December 31, 2013.The annual rate of consumer price inflation was 5.9% in 2009. In 2010 and 2011 the annual rate of consumer price inflation increased to 6.9% and 8.6%, respectively, decreasing to 7.5% in 2012. The annual rate of consumer price inflation reached 8.5% in 2013. The rate of inflation for the twelve-month period ended May 31, 2014, was 9.2%, as measured by the consumer price index. For a discussion of Uruguay’s current monetary policy see “Monetary Policy and Inflation—Monetary Policy.”

The Economic Policies of the Mujica Administration

The Mujica administration has prioritized macroeconomic stability and adjusted existing policies to the extent needed to pursue its main objectives, which include:

•	maintaining a prudent fiscal stance, which it recognizes as a condition to long term fiscal sustainability;
•	preserving the value of the currency and introducing inflation targeting as its principal monetary policy; and
•	strengthening commercial and political relationships with the Mercosur member countries while continuing to promote opportunities for Uruguayan exports and foreign direct investment in Uruguay in the context of bilateral arrangements that are consistent with the Mercosur agreements.

On December 27, 2010, President Mujica signed into law the five-year budget for the period 2010-2014. The budget reflects the government’s priorities of achieving long-term growth and debt-sustainability balanced with increases in infrastructure and social spending. See “Fiscal Policy—2010-2014 Budget.”

The Mujica administration continues to implement the “Plan de Equidad” (Fairness Plan) established by the Vázquez administration in 2007 to mitigate social and economic marginalization. The Fairness Plan involves a long-term effort to provide for care and development of children and teenagers. By supporting families in the lowest 20% of income distribution, the Plan seeks greater integration of this target population into the formal educational system as a means of combating poverty. It also provides support for impoverished elderly citizens, and seeks to improve medical support for the poor and to assist impoverished unemployed workers.

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Privatizations

While privatizations have not been a major focus of Uruguay’s economic policy, the government has divested or privatized certain state-owned enterprises, such as the gas company servicing Montevideo in 1993, and has taken measures to transfer certain activities, such as sewage, garbage collection, maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. Legislation has also been enacted enabling the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have been immaterial to date.

The government is committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open a number of areas of the economy previously reserved to public sector enterprises to private investment. Through the Administración Nacional de Telecomunicaciones, or ANTEL, the local telecommunications company, several revenue sharing arrangements with private companies for the installation and operation of certain new telecommunication facilities have been implemented. In February 2001, Congress approved the licensing of cellular phone services and data transmission to private sector providers and opening the telecommunications sector (other than local fixed line services but including long distance) to private sector providers. In December 2002 and May 2004, licenses were granted to foreign telecommunications companies, to provide mobile telephone services. The government has also approved the provision of long distance international telephone services by 17 companies in competition with ANTEL.

The government also granted the Corporación Nacional Para el Desarrollo, or CND, a state-owned investment corporation, overall responsibility for the administration of a program of public works to be undertaken between 2003 and 2018. CND currently owns the concessions as well as 100% of the shares of Corporación Vial del Uruguay S.A, or CVU, a special-purpose company responsible for the projects. CVU and private companies have to date signed 50 contracts worth US$109 million for the construction of bridges and highways.

In 2001, the government issued a decree approving the provision of postal services by private sector entities in competition with the state-owned postal service. There are numerous companies currently operating in the Uruguayan postal service market.

In September 2003, the government granted a 30-year concession to Puerta del Sur S.A. for the management and administration of the Montevideo airport.

In July 2007, the government sold 75% of the equity of Pluna Airlines to Leadgate Investment Corporation (45%) and to Sociedad Aeronáutica Oriental S.A. (30%), and retained a 25% stake in the airline. The new company was called Pluna Líneas Aéreas S.A. In 2011, Pluna incurred severe losses, and its liquidity and financial condition deteriorated severely. On June 15, 2012, Leadgate –the controlling shareholder- transferred all of its shares in Pluna to a trust under the surveillance of the Uruguayan government. In July 2012, Pluna suspended all flights and initiated a judicial reorganization procedure. Thereafter, Congress passed Law No. 18,931 to reorganize the operations of the airline, including by disposing Pluna’s assets. In October 2012, through a trust created pursuant to Law No. 18,931, the government conducted an auction for the sale of seven of Pluna’s aircrafts. The auction was initially awarded to Cosmo S.A., a company organized under the laws of Spain; however, the transaction was not completed. In December 2013, the Supreme Court of Uruguay declared several provisions of Law No. 18,931 unconstitutional. As a result, the transfer of the Pluna aircrafts to the trust was reversed and they remain property subject to liquidation by Pluna’s receiver.

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At this time the government has no plans to privatize any public sector enterprises.

For a description of government participation in Uruguayan economy see “Gross Domestic Product and Structure of the Economy — Role of the State in the Economy.”

Environment

The principal environmental concerns in Uruguay consist of industrial and urban pollution of water and soil. The Uruguayan Constitution provides for the right to a clean environment and Congress has enacted enabling legislation for the protection of the environment, including legislation which created the Ministry of Housing, Zoning and the Environment (Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente) in 1990. Under a 1994 environmental law, potentially hazardous projects must be approved by the Ministry of Housing, Zoning and the Environment prior to their implementation. In addition to the Ministry of Housing, Zoning and the Environment, environmental supervision and regulation is carried out through many of the departments of the central government and state and municipal governments. In March 2000, Congress enacted a law creating a National System of Protected Natural Areas and granting the Executive Power the authority to incorporate, by decree, areas into this system and limit or prohibit certain activities within and around these protected areas.

Uruguay has received financing from the IADB for purposes of improving municipal infrastructure services for garbage collection and sewage treatment. The government presently requires environmental studies to be presented in connection with any proposals for construction and other projects. In addition, all projects financed by the IADB currently require environmental impact studies. Beginning in the late 1980’s, Uruguay also received a series of loans from the IADB to undertake cleaning up Montevideo’s coast, including the shoreline along the Río de la Plata.

In May 2006, Argentina brought a claim to the International Court of Justice (“ICJ”) against Uruguay under the Treaty of the Uruguay River, alleging that by authorizing the construction of certain pulp mills in the Fray Bentos region, along the shores of the Uruguay river, Uruguay failed to honor its obligations under the treaty.

On April 20 2010, the ICJ issued its final ruling on this dispute. Although the ICJ ruled that Uruguay breached certain procedural obligations under the Treaty of the Uruguay River, it did not find that any of the environmental damages claimed by Argentina had been proved and did not impose any remedial sanction on Uruguay. Argentine demonstrators dissatisfied with the ICJ ruling repeatedly obstructed traffic across international bridges in protest. In June 2010, the demonstrators agreed to cease the obstruction to facilitate ongoing negotiations seeking to resolve the situation. On August 30, 2010, Uruguay and Argentina signed an agreement providing for the creation of a technical committee within the Administrative Commission of the Uruguay River (“CARP”). This committee was created to monitor the Uruguay River and the industrial and agricultural businesses and cities on both margins of the Uruguay River that discharge effluents into the river. In March 2014, the Ministers of foreign affairs of Uruguay and Argentina signed a joint statement by which Argentina and Uruguay agreed to begin the dredging of the “Martín García” channel and the Uruguay River to ease circulation of larger ships. Both dredging projects will be adjudicated and supervised by the CARP.

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Gross Domestic Product and Structure of the Economy

The following tables set forth information regarding GDP and expenditures for the periods indicated. The figures included in the table entitled “Gross Domestic Product by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Expenditure” are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures
(millions of 2005 pesos, except as otherwise indicated)

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
GDP	Ps. 517,086	Ps. 560,542	Ps. 601,693	Ps. 623,813	Ps. 651,240
Imports of goods and services	167,475	192,494	217,934	248,526	255,369
Total supply of goods and services	684,561	753,037	819,626	872,339	906,609
Exports of goods and services	161,280	172,552	182,822	186,748	186,981
Total goods and services available for domestic expenditures	Ps. 523,282	Ps. 580,485	Ps. 636,805	Ps. 685,591	Ps. 719,628
Allocation of total goods and services:
Consumption (public and private)	418,740	466,883	509,035	536,589	564,343
Gross investment (public and private)	104,542	113,602	127,770	149,001	155,285
Total domestic expenditures	Ps. 523,282	Ps. 580,485	Ps. 636,805	Ps. 685,591	Ps. 719,628
GDP growth (%) (2)	2.4%	8.4%	7.3%	3.7%	4.4%

(1)	Preliminary data.
(2)	% change from previous year, 2005 prices.

Source: Banco Central.

Gross Domestic Product by Expenditure
(% of total nominal GDP, unless otherwise indicated)

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
Government consumption	13.5%	13.1%	13.0%	13.6%	13.8%
Private consumption	65.5	67.1	66.4	66.2	65.8
Gross fixed investment	19.9	19.9	19.3	22.7	22.9
Public sector (% of gross fixed investment)	5.4	4.7	3.7	4.2	4.6
Private sector (% of gross fixed investment)	14.5	15.2	15.6	18.5	18.3
Exports of goods and services	28.2	27.2	26.9	26.7	24.0
Imports of goods and services	27.2	26.3	27.4	30.1	27.3
Savings	18.1	16.3	17.5	17.3	17.2

(1)	Preliminary data.

Source: Banco Central.

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Change in Gross Domestic Product by Expenditure
(% change from previous year except as otherwise indicated, 2005 prices)

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
Government consumption	5.2%	3.1%	3.8%	4.6%	4.2%
Private consumption	(1.5)	12.8	9.8	5.5	5.3
Gross fixed investment	(4.7)	13.6	6.4	19.2	6.2
Public sector (% of gross fixed investment)	10.1	(6.0)	(10.7)	5.3	12.4
Private sector (% of gross fixed investment)	(9.0)	20.4	11.0	22.2	5.0
Exports of goods and services	3.9	7.0	6.0	2.1	0.1
Imports of goods and services	(9.2)	14.9	13.2	14.0	2.8

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The Uruguayan economy relies heavily on services, including the commerce, restaurants and hotels sector, which involves a wide range of tourism services, the financial and insurance sector, the real estate and business services sector and the government sector. However, since 2006, high commodity export prices have supported the improved performance of the agriculture, livestock and fishing and the manufacturing sectors.

In 2013, GDP increased by 4.4% in real terms, after growing by 3.7% in 2012 and 7.3% in 2011, in each case with respect to the prior year. Services accounted for approximately 59.4% of GDP, while the manufacturing and agriculture, livestock and fishing sectors together accounted for 19.8% of GDP in 2013.

GDP growth in 2013 was driven mainly by internal demand of products and services. The most significant sectors that contributed to GDP growth were transportation, storage and communications, and electricity, gas and water. The transportation, storage and communications sector grew by 7.7% in real terms with respect to 2012, mainly as a result of the growth in the use of mobile communication and internet services. The electricity, gas and water sector grew by 55.2% in real terms compared to 2012, mainly due to the substitution of thermoelectric energy (dependent on imports of hydrocarbons) with hydro-generated electricity.

The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Gross Domestic Product by Sector” are based on current (nominal) prices for each period, whereas the percentage figures included in the table entitled “Change in Gross Domestic Product by Sector” are based on 2005 prices to eliminate distortions introduced by changes in relative prices.

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Gross Domestic Product by Sector
(in millions of US$ and % of GDP, nominal prices)

	2009(1)		2010(1)		2011(1)		2012(1)		2013(1)
Agriculture, livestock and fishing	US$2,440	8.0%	US$2,667	6.9%	US$4,366	9.2%	US$4,271	8.5%	US$4,624	8.3%
Mining	117	0.4	145	0.4	157	0.3	193	0.4	237	0.4
Manufacturing	4,336	14.2	5,090	13.1	5,895	12.5	6,026	12.0	6,159	11.0
Electricity, gas and water	436	1.4	1,266	3.3	920	1.9	531	1.1	1,269	2.3
Construction	2,113	6.9	2,731	7.0	3,416	7.2	4,224	8.4	4,974	8.9
Commerce, restaurants and hotels	4,105	13.5	5,282	13.6	6,497	13.7	6,884	13.8	7,317	13.1
Transportation, storage and communications	2,209	7.2	2,813	7.2	3,261	6.9	3,384	6.8	3,700	6.6
Real estate and business services	4,495	14.7	5,844	15.0	7,064	14.9	7,777	15.6	8,838	15.9
Financial and insurance services	1,346	4.4	1,717	4.4	2,036	4.3	2,247	4.5	2,510	4.5
Services of the government	2,923	9.6	3,610	9.3	4,335	9.2	4,703	9.4	5,267	9.4
Other community, social and personal services	2,896	9.5	3,685	9.5	4,422	9.4	4,799	9.6	5,464	9.8
Net adjustments for payments made by financial institutions and import tariffs	3,066	10.1	4,048	10.4	4,895	10.4	4,974	9.9	5,393	9.7
GDP (in millions of US$ at nominal prices)(2)	US$30,483	100.0%	US$38,898	100.0%	US$47,262	100.0%	US$50,012	100.0%	US$55,753	100.0%
GDP per capita	US$9,113		US$11,589		US$14,030		US$14,794		US$16,435

(1) Preliminary data.

(2) Figures are not adjusted by purchasing power.

Source: Banco Central.

Change in Gross Domestic Product by Sector
(% change from previous year, 2005 prices)

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
Agriculture, livestock and fishing	7.1%	(8.1)%	28.0%	(0.2)%	4.5%
Mining	18.1	4.4	(4.5)	14.1	26.0
Manufacturing	(1.3)	3.5	3.0	0.7	(0.4)
Electricity, gas and water	11.1	90.0	(24.1)	(22.8)	55.2
Construction	(1.2)	4.3	5.6	12.2	1.4
Commerce, restaurants and hotels	(1.6)	16.0	9.2	3.8	2.8
Transportation, storage and communications	9.8	17.9	13.5	9.4	7.7
Real estate, business, financial and insurance services	1.4	4.3	7.5	4.7	4.4
Other services(2)	4.2	2.3	3.3	2.9	3.3
Total GDP	2.4%	8.4%	7.3%	3.7%	4.4%

(1) Preliminary data.
(2) Includes public sector services and other services.

Source: Banco Central.

Agriculture, Livestock and Fishing

Uruguay’s territory consists primarily of vast plains, which, combined with its temperate climate, make the country well suited for agriculture and livestock. This sector grew between 2009 and 2011 driven by cereal and oil production fueled by high international commodity prices, as well as by milk production. In 2012, the sector contracted by 0.2% mainly due to a decrease in agricultural production as a result of the combined effect of lower prices and lower demand, in particular external demand. This decrease was partially offset by a 2.0% growth in cattle production and a 5.0% growth in milk production. In 2013, the sector grew by 4.5% mainly due to the increase in agriculture production fueled by high international commodity prices and favorable weather conditions, especially for wheat and soybean.

D-22

Cereal and oil production grew 25.8% in 2009, primarily as a result of increased wheat and soybean production during that year, with a record production of wheat in 2009. In 2010, cereal and oil production contracted by 2.7%, mainly as a result of the decrease in wheat production. However, in 2011, cereal and oil production increased by 35.6% driven again by a recovery in wheat production. In 2012, cereal and oil production increased by 0.7%, mainly as a result of an increase in soybean production. In 2013, cereal and oil production increased by 9.6%, mainly as a result of an increase in the production of both wheat and soybean.

Although the existing cattle stock satisfied the increasing external demand from 2009 through 2013, milk and cattle production were affected by adverse weather conditions and a contraction of international markets in the first half of 2009. Growth in milk production recovered in 2010 with a 4.3% increase, and continued in 2011, 2012 and 2013, increasing by 17.0%, 5.0% and 3.1%, respectively, in each case with respect to the prior year. Livestock (except milk) production contracted 1.0% in 2009, primarily as a result of adverse weather conditions and a contraction of international markets. During 2010 livestock (except milk) production decreased by 1.2%, due a reduction in cattle slaughter. However, in 2011, livestock (except milk) production recovered, growing by 2.6% as compared to the prior year. In 2012 and 2013, livestock (except milk) production increased by 1.9% and 2.1%, respectively, in each case compared to the prior year.

The following table sets forth the production of selected primary goods for the periods indicated.

Selected Primary Goods Production
(in millions of US$, except as otherwise indicated)

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
Cereals and oil products	US$ 1,901	US$ 2,004	US$ 3,292	US$ 3,381	US$ 3,809
Rice	266	349	282	301	289
Wheat	488	380	799	367	582
Soybean	531	736	1,216	1,667	1,664
Pastures	163	128	209	222	308
Vegetables and fruits	436	456	530	503	559
Milk	323	486	739	711	918
Livestock except milk	1,385	1,811	2,356	2,381	2,418
Cattle	1,052	1,398	1,914	1,902	1,920
Wool	60	67	99	88	83
Forestry	284	333	372	417	432
Total agricultural production	US$ 4,329	US$ 5,090	US$ 7,289	US$ 7,392	US$ 8,136

Cattle (in thousands of heads slaughtered)	2,358	2,242	2,047	2,116	2,016
Milk (in millions of liters)	1,472	1,552	1,843	1,936	2,041
Wool (in tons)	35,623	28,798	30,910	31,737	33,698

(1) Preliminary data.

Source: Banco Central.

The following tables set forth percentage changes from prior years for agricultural and livestock production for the periods indicated, based on 2005 prices to eliminate distortions attributable to changes in relative prices.

D-23

Agricultural and Livestock Production
(% change from previous year, 2005 prices)

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
Cereals and oil products	25.8%	(2.7)%	35.6%	0.7%	9.6%
Rice	(8.3)	24.1	0.2	(7.3)	(1.0)
Wheat	47.5	(24.7)	75.4	(52.7)	36.2
Soybean	31.6	37.6	19.1	36.8	10.7
Pastures	(2.7)	(24.4)	39.8	3.6	0.0
Vegetables and fruits	(1.9)	6.6	4.3	(0.7)	0.1
Milk	(3.1)	4.3	17.0	5.0	3.1
Livestock except milk	(1.0)	(1.2)	2.6	1.9	2.1
Cattle	(1.0)	(1.3)	3.0	2.0	2.3
Wool	(3.8)	(15.5)	2.5	2.2	6.7
Forestry	0.2	13.3	(1.9)	1.7	5.9
Total agricultural production	8.2%	0.2%	16.8%	1.4%	5.7%

(1)      Preliminary data.

Source: Banco Central.

Mining

The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction. Other contributors to the mining sector include smaller operations for the mining of gold and semi-precious stones, such as agate and amethyst. Mining has remained relatively constant as a percentage of GDP from 2009 through 2013 at approximately 0.4%. Uruguay has no known oil or natural gas reserves, although exploratory work has been undertaken in the coastal region. Several projects have been developed in Uruguay over the past years for the mining of nickel, copper and diamonds, without any findings. At present, a project for the mining of iron ore is being developed.

In October 2012, the government submitted a bill to Congress proposing the enactment of a law regulating large-scale mining projects (Ley de Minería de Gran Porte). In September 2013, Congress passed the law, which sets the conditions under which large mining exploitation concessions will be granted. The law defines large-scale mining projects as those: (i) occupying an area of at least 400 hectares, (ii) involving an investment of at least UI 830 million or (iii) having an annual commercialization value (in exports or sales in the domestic market) in excess of UI 830 million. It also established the inter-generational Sovereign Investment Fund (Fondo Soberano Intergeneracional de Inversión) to foster the sustainable development of large-scale mining without compromising equal rights to future generations. The Sovereign Investment Fund will receive 70% of total government mining revenues while the remaining 30% will constitute budgetary revenues. The latter will be used to finance infrastructure, housing and social works, productive activities, educational projects and to enhance the technical capabilities of enforcement agencies in charge of monitoring these projects.

Manufacturing

Manufacturing is an important sector of Uruguay’s economy, accounting for 11% of GDP in 2013. In 2009, as a result of the impact of the international economic crisis on trade, the manufacturing sector contracted by 1.3% in real terms. In 2010, manufacturing grew by 3.5%, compared to 2009, mainly due to increased production of pulp, paper and chemicals. In 2011, manufacturing grew in real terms by 3.0% driven by foodstuffs and chemicals production, which increased by 3.9% and 11.6%, respectively, offsetting decreases in oil and refined products, and textiles. In 2012, manufacturing grew by 0.7% in real terms compared to 2011, driven by an increase in foodstuffs and oil and refined products. In 2013, the manufacturing sector contracted by 0.4% in real terms compared to 2012, primarily as a result of a decrease in textiles and machinery production.

D-24

The following tables set forth information regarding goods production for the periods indicated.

Selected Manufacturing Goods Production
(in millions of US$)

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
Foodstuffs:
Processed meats	US$ 2,019	US$ 2,489	US$ 3,037	US$ 3,085	US$ 3,132
Dairy products	783	1,010	1,389	1,499	1,664
Wheat and rice mills	697	673	799	779	835
Baked goods	655	810	914	997	1,132
Other foodstuffs	1,203	1,325	1,586	1,541	1,547
Total foodstuffs	5,357	6,307	7,724	7,902	8,310
Beverages	601	673	814	896	902
Tobacco	88	104	120	114	112
Textiles	612	664	757	686	600
Leather goods	200	286	350	340	366
Chemicals	1,480	1,838	2,337	2,469	2,512
Oil and refined products	1,313	1,570	1,553	2,193	2,324
Machinery	813	881	1,005	1,102	1,059
Other industries	2,500	3,200	3,581	3,549	3,838
Total	US$ 12,963	US$ 15,524	US$ 18,241	US$ 19,252	US$ 20,023

(1)      Preliminary data.

Source: Estimates based on data of Banco Central and the National Statistics Institute.

Manufacturing Production
(% change from previous year, 2005 prices)

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
Foodstuffs:
Processed meats	4.8%	(2.1)%	(2.3)%	6.4%	4.0%
Dairy products	1.4	1.7	20.3	8.9	1.2
Wheat and rice mills	10.0	(9.1)	13.3	(4.6)	1.9
Baked goods	1.9	2.6	(0.7)	4.8	2.6
Total foodstuffs	3.3	(1.6)	3.9	1.1	0.3
Beverages	1.6	1.9	1.2	5.2	(3.8)
Tobacco	(3.2)	5.6	1.4	(8.2)	(7.7)
Textiles	(14.3)	(2.5)	(1.5)	(12.3)	(12.8)
Leather goods	(22.5)	28.5	4.2	(0.4)	(0.2)
Chemicals	(2.2)	14.4	11.6	3.4	1.6
Oil and refined products	(2.9)	(0.1)	(21.3)	31.6	9.4
Machinery	(7.9)	(0.8)	2.4	9.5	(2.5)
Total	(2.1)%	3.0%	1.6%	3.2%	2.1%

(1)      Preliminary data.

Source: Banco Central.

D-25

Electricity, Gas and Water

Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and is provided by Usinas y Transmisiones Eléctricas or UTE, a state-owned entity. Electricity can be imported freely and Uruguay imports electricity from Argentina and Brazil. In March 2009, Uruguay and Brazil agreed to build an electrical transmission line between San Carlos (Uruguay) and Candiota (Brazil), with an intermediate frequency converter in Cerro Largo (Uruguay), with financing provided by the Structural Funds of the Mercosur, the CAF and the National Treasury of Brazil. The Uruguayan government expects this line to become operative during the second half of 2014 with a transmission capacity of 500MW. The country imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Uruguay’s economy is therefore vulnerable to increases in international oil prices. With a view to reducing oil imports, ANCAP invested in biodiesel plants that became operative in 2009. To increase its fuel transportation capacity, ANCAP has also recently invested in vessels. ANCAP also awarded private sector enterprises with hydrocarbon exploration and exploitation contracts in on shore and off shore Uruguayan areas. Natural gas can be imported freely, and its distribution and transportation have been opened to private investment. The government is implementing different actions aimed at increasing the supply of liquid natural gas (LNG) in Uruguay to diversify the energy matrix and obtain a stable supply of natural gas. See “—Role of the State in the Economy.”

The electricity, gas and water sector’s performance has varied over the past five years, mainly as a result of the electricity sector’s performance, which in turn depends on the type of electricity generated (thermoelectric and/or hydroelectric). In 2009, the electricity, gas and water sector grew by 11.1% in real terms, driven primarily by the shift from oil-based to hydroelectric sources of generation as a consequence of the end of the drought that affected the Uruguayan basin in 2008. In 2010, the sector grew by 90.0% in real terms due to an increased use of hydroelectric source of electricity generation. In each of 2011 and 2012, droughts affected the Uruguayan basin again and the electricity, gas and water sector contracted in real terms by 24.1% and 22.8%, respectively. In 2013, the electricity, gas and water sector grew by 55.2% in real terms, driven primarily by an increase in rainfall, which allowed UTE to increase its supply of hydroelectrically generated electricity. The generation cost of hydroelectric energy is significantly lower than the one for thermoelectric energy, as a result, the lower generation cost prompted an improvement in the performance of this sector.

Construction

The construction sector contracted at an annual rate of 1.2% in 2009 and grew by 4.3% and 5.6% in real terms, in 2010 and 2011, respectively, fueled by public and private sector investment. In 2012, the construction sector grew by 12.2%, mainly due to investment in the construction of a new paper pulp mill in the city of Colonia del Sacramento. In 2013, the construction sector grew by 1.4% in real terms as compared to 2012. The slower growth rate is mainly attributable to the completion of the construction of the paper pulp mill in Colonia.

Commerce, Restaurants and Hotels

In 2009, the commerce, restaurants and hotels sector, contracted by 1.6% due to the decrease in tourist demand, reflecting the impact of the international crisis on tourism generally. In 2010, the sector grew by 16.0% in real terms, driven primarily by higher sales of motor vehicles and imported goods, and by an increase in the number of tourists and in expenditures by tourists. In 2011, this sector grew by 9.2% in real terms mainly due to the increase in consumption of fuel and imported products and growth in tourism activities. In 2012, the sector grew by 3.8% in real terms, driven primarily by an increase in wholesale and retail trade services (mainly involving imported goods). In 2013, the sector grew by 2.8% in real terms, mainly as a result of an increase in wholesale and retail trade services (mainly involving imported goods). The commerce, restaurants and hotels sector accounted for approximately 13.1% of GDP in 2013.

D-26

Transportation, Storage and Communications

In 2009, the transportation, storage and communications sector grew at a rate of 9.8% in real terms, primarily due to the increase in the demand for mobile phone services. In 2010 and 2011, the sector grew by 17.9% and 13.5% in real terms, respectively, mainly due to an increase in communications (as a consequence of the continued investment in mobile technologies) and transportation activities (primarily supporting and auxiliary transport activities). In 2012, the growth of 9.4% is attributable mainly to the communications segment, reflecting an increase in the use of mobile communication and internet services. This increase was partially offset by a decrease in transportation, mainly as a result of the discontinuation of Pluna’s activities. In 2013, the sector grew by 7.7% in real terms, primarily as a consequence of an increase in telecommunications services.

Real Estate, Business, Financial and Insurance Services

The real estate and business sector and the financial and insurance services sector grew by 24.3% in the 2009-2013 period. This growth was driven primarily by the financial and insurance services sector and by the business services segment, as a result of a trend in the manufacturing sector to sub-contract administrative, maintenance and cleaning services. Real estate services also grew during this period driven by tourism rentals and purchases.

Uruguay established a strong reputation as a regional financial center in the early 1980’s, primarily due to its free foreign exchange and capital markets, which were liberalized in 1974, its banking and tax reporting secrecy legislation, and its low tax rates. During periods of economic turmoil in the region, such as 1995, 1998 and 2001, Uruguay’s financial sector saw deposits from foreign sources increase as depositors sought a safer haven for their savings.

Beginning in 2002, Uruguay’s financial sector was significantly affected by Argentina’s crisis. Large withdrawals of deposits during 2002 significantly exceeded the liquidity of four private banks (including the two largest private banks which were branches of Argentine based banks), which ceased to operate and entered a liquidation stage. Through multilateral financial support from the IMF, the World Bank and the IADB, the government was able to provide the necessary liquidity to government-owned banks and to the three largest private banks to honor sight deposits existing as of July 30, 2002, thereby mitigating to some extent the impact of the crisis of the banking sector on the economy as a whole.

D-27

The financial and insurance services sector’s contribution to GDP has grown at a slower pace since 2002 compared to other sectors of the economy. However, since 2008, the financial and insurance services sector’s contribution to GDP has improved.

The real estate and business sector accounted for approximately 15.9% of GDP in 2013.

Role of the State in the Economy

The government continues to participate in the economy through state ownership of certain companies. The government, however, has emphasized its willingness to prepare state-owned companies for competition, as it takes measures to reduce further barriers to trade and to deregulate markets. It has also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises. In that respect, a number of regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. Since 1999, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation and distribution of natural gas and in certain other areas of the economy previously restricted to the public sector. In addition, in 2011, the government enacted Law No. 18,786, creating and regulating public-private participation contracts for infrastructure and related services. This law establishes a new type of arrangement designed to allow private investors and the government to invest in different areas of the economy, primarily the energy and infrastructure sectors, requiring significant investments.

At present, the government owns:

1.	the local telecommunications company (ANTEL);
2.	the electric power utility (UTE);
3.	the oil refinery company (ANCAP);
4.	the water and sewage authority, Obras Sanitarias del Estado (OSE);
5.	Administración Nacional de Puertos (ANP), which operates most of Uruguay’s ports;
6.	Administración de Ferrocarriles del Estado (AFE), which operates railway freight services;
7.	Banco de la República and Banco Hipotecario (state-owned financial institutions);
8.	Banco de Seguros del Estado (an insurance company); and
9.	Administración Nacional de Correos, a postal services company that competes with several private sector companies.

ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay and is also the major provider of internet services in Uruguay. ANTEL also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.

D-28

UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a bi-national hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although under recent legislative measures and presidential decrees the private sector may engage in generation activities and industrial consumers should soon be able to purchase energy directly from foreign sources taking advantage of interconnection arrangements with Brazil and Argentina. To complement traditional energy sources, UTE is implementing actions to develop wind power. These actions include launching bidding processes for the construction, operation and maintenance of wind farms. As of April 30, 2014 UTE had awarded 26 private projects for the development of 1,024 MW of wind power, of which seven are already operative. UTE is also financing with its own resources the development of seven wind farms with an installed generation capacity of 553 MW. The government’s goal is to reach 1,000 MW of wind power generation by 2015, representing approximately 30% of the country’s installed generation capacity. For a more information about electricity production in Uruguay see “— Electricity, Gas and Water.”

ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products. Uruguay has no known oil reserves.

In May 2008, the government enacted Decree 239/08 creating the “Uruguay Round 2009” program to be implemented by the national oil refinery ANCAP aimed at awarding private sector enterprises with hydrocarbon exploration and exploitation contracts in off-shore Uruguayan areas, totaling approximately 74,000 square meters. The areas were divided into 11 blocks, each ranging between 4,000 and 8,000 square kilometers in water depths between 50 and 1,450 meters, situated in the Punta del Este basin, the southernmost region of the Pelotas basin and the Oriental del Plata basin. On December 9, 2009, under the “Uruguay Round 2009” program, ANCAP granted hydrocarbon exploration and exploitation contracts to a consortium comprising YPF S.A. (formerly, Repsol YPF) (40%), Petroleo Brasileiro (40%) and Galp Energía (20%) to explore blocks 3 and 4 located in the Punta del Este basin. ANCAP has reserved the right to perform exploratory work in other blocks.

In September 2011, the government enacted Decree 259/11 creating the “Uruguay Round II” program to be implemented by ANCAP, aimed at awarding hydrocarbon exploration and exploitation contracts to private sector companies in off-shore areas. In March 2012, ANCAP received 19 offers for off-shore oil exploration and exploitation over eight of the 15 blocks offered. These eight blocks cover more than 50% of the total area offered and were awarded to the British Petroleum and British Gas (UK), Total (France) and the Tullow Oil (Ireland). On October 5, 2012, ANCAP entered into a contract with these companies, committing to invest approximately US$1.6 billion in the aggregate in exploration and development activities without recourse to ANCAP or the government for any risks and costs incurred in connection with activities associated with the project. ANCAP and the government intend to implement a third round of auctions (the “Uruguay Round III”) seeking to award new exploration and exploitation contracts to private companies in other off-shore areas.

D-29

In October 2009, ANCAP entered into an agreement with the US company Schuepbach Energy and the Argentine company YPF S.A. to begin on-shore exploration for oil and gas in the north and center of the country. In addition, in April 2013, ANCAP authorized three international companies to commence oil and gas on-shore exploration in the north of the country. Total, Geoquim S.A. and Petrina were awarded these exploration and exploitation concessions, involving an aggregate investment of US$4.2 million.

In addition, ANCAP, and privately owned companies run the gas transportation and distribution business within a regulatory framework based on the granting of concessions contracts and decrees of the government. Uruguay imports all the natural gas it consumes.

To diversify the energy matrix and obtain a constant supply of natural gas, the government is implementing different actions for the production of LNG in Uruguay. In August 2012, Uruguay launched an international bidding process for the construction and operation of a LNG regasification facility in Montevideo, with a processing capacity of 10 million cubic meters of gas per day and a storage capacity of 267 million cubic meters. The regasification plant, once operational, will inject natural gas to the local distribution network for homes, industries, transportation and electrical energy generation. In May 2013, the government awarded a 20-year concession to GDF Suez S.A. (Suez) for the construction and operation of the LNG regasification plant. The LNG regasification facility is expected to be operative in June 2015.

OSE is Uruguay’s largest water company, providing water and sanitation services to all of the country and sewage services outside Montevideo.

For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “The Banking Sector.”

In December 2012, the government announced the first project under the public-private participation framework involving the construction and maintenance of a prison with capacity for approximately 2,000 inmates. This project will require an estimated investment of US$87 million. As of May 31, 2014 there were three additional significant infrastructure projects under review (involving the maintenance of roads, a railway and a deep-water port).

Results of Non-Financial State-Owned Enterprises

During the past ten years, non-financial state-owned enterprises have in the aggregate recorded operating profits in spite of the slowdowns experienced in the energy sector, affecting mainly ANCAP and UTE, during 2008. In 2008, UTE’s costs of operations were adversely affected by the combination of high oil prices and a severe drought, which heavily affected UTE’s results given the impossibility of fully passing the increased generation costs on to consumers. Record high crude oil prices during 2008 also impacted on ANCAP’s oil refinery costs generating an operating deficit during 2008. This situation was reversed in 2009 and both enterprises recorded a surplus.

During 2010, the government focused on the long-term management of the results of operations of the state-owned enterprises and established an energy stabilization fund (“Energy Stabilization Fund”) to reduce the impact of droughts and mitigate the need to introduce abrupt rate adjustments affecting consumers. UTE made an initial contribution of US$150.0 million to the fund. In 2010, the current primary result of the state-owned enterprises continued to recover, particularly UTE. Due to favorable weather conditions, UTE was able to meet demand for electricity through hydro-generation, reducing to a minimum the use of its power stations. By maintaining its pricing policy, aligned to the cost structure of generation, UTE was able to restructure its assets and cancel liabilities incurred in 2009.

D-30

In 2011, ANCAP recorded losses mainly as a consequence of the partial absorption by ANCAP of the increased cost of crude oil imports (the balance being covered by the Energy Stabilization Fund created in 2010). In addition, in a context of high oil prices, ANCAP’s refinery plant was shut down for several weeks to build a desulfuration facility, which in turn required ANCAP to import additional volumes of refined products. In 2011, UTE recorded gains, although significantly lower than in 2010, as a consequence of the increased cost of fuel power generation.

In 2012, due to adverse weather conditions UTE was unable to meet demand for electricity through hydro-generation. As a result, UTE relied on fuel power stations, which caused a substantial increase in electricity generation costs, adversely affecting UTE’s results of operations, although the adverse impact was less significant compared to 2011.

In 2013, normal weather conditions allowed UTE to improve its results of operations through the supply of hydro-generated electricity. This improvement in its results of operations permitted UTE to make additional contributions to the Energy Stabilization Fund. In the case of ANCAP, preliminary data shows a significant operating deficit in 2013, primarily as a result of increased costs in local currency.

The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises

(in millions of US$)(1) (2)

	Total Assets	Total Liabilities	Net Profits	Percentage of State Ownership
ANCAP	2,780	1,935	(187)	100%
ANP	853	135	44	100%
AFE(3)	204	13	(25)	100%
ANTEL	2,078	229	176	100%
OSE	1,929	438	5	100%
UTE	6,010	1,391	303	100%

(1)	Preliminary data.
(2)	Data as of and for the year ended December 31, 2013. Converted into U.S. dollars at the rate of Ps. 21.389 per US$1.00, the market rate on December 31, 2013.
(3)	Data as of and for the year ended December 31, 2012

Source: Financial statements of each public enterprise.

D-31

Employment, Labor and Wages

Employment

The employment rate rose from 58.5% in 2009 to 59.5% in 2013. Unemployment declined from 7.7% in 2009 to 6.5% in 2013. The continued growth of the economic activity in Uruguay explains the decrease in the nationwide unemployment rate.

The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor

(% by population)

	As of December 31,
	2009	2010	2011	2012	2013
Nationwide:
Participation rate(1) (2)	63.4%	62.9%	64.8%	64.0%	63.6%
Employment rate(3)	58.5	58.4	60.7	59.9	59.5
Unemployment rate(4)	7.7	7.2	6.3	6.5	6.5
Montevideo:
Participation rate(1) (2)	65.1	65.1	66.9	66.2	65.1
Employment rate(3)	59.9	60.4	62.6	61.6	60.9
Unemployment rate(4)	8.0	7.2	6.4	6.8	6.5

(1)	To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.
(2)	Labor force as a percentage of the total population above the minimum age requirement.
(3)	Employment as a percentage of the total population above the minimum age requirement.
(4)	Unemployed population as percentage of the labor force.

Sources: Instituto Nacional de Estadística (INE) and Banco Central.

The composition of employment by activities in Uruguay generally reflects the composition by activities of the GDP. Unionized labor in Uruguay is concentrated primarily in the public sector and the manufacturing, construction and financial services sectors of the economy.

The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.

Labor force (1)
(% by sector)

	2009	2010	2011	2012	2013
Agriculture, livestock, fishing and mining	11.8%	11.8%	10.0%	8.8%	8.3%
Manufacturing, electricity, gas and water, and construction services	20.8	21.2	20.6	21.0	21.3
Services	68.1	67.0	69.3	70.3	70.4
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Data refers to total country population.

Source: Instituto Nacional de Estadística (INE).

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Since Uruguay’s return to democratic rule, unions have declined in power and importance. Nonetheless, strikes and other actions by unions have occurred on occasion, normally in the form of general, one-day strikes. In cases of strikes which threaten to have a material adverse effect on private or public sector functions, the government can declare that the labor functions which are the subject of the strike provide “essential services” to the country, thereby making the strike illegal. In various instances during the past ten years, the government has threatened to disband or in fact disbanded strikes on the basis that the services provided were essential to the country. According to the “Indice de conflictividad laboral” (labor conflict index) published by Universidad Católica del Uruguay, conflicts decreased during 2009 as compared to 2008. In 2010 conflicts increased as compared to 2009, in anticipation of the negotiations of the collective bargain agreements that preceded the presidential election. According to the same index, in 2011, 2012 and 2013, conflicts increased slightly with respect to previous years. The 2013 increase is a consequence of some general strikes and a rise in sectorial conflicts.

Wages

The following table sets forth information about wages for the periods indicated.

Average Real Wages
(annual average % change from previous year,
unless otherwise indicated)

	2009	2010	2011	2012	2013
Average real wages	7.3%	3.3%	4.0%	4.2%	3.0%
Public sector	6.0	2.8	2.6	3.4	2.1
Private sector	8.0	3.6	4.9	4.7	3.5

Source: Instituto Nacional de Estadística (INE).

Since 2005, increases in real wages have been discussed within the context of a collective bargaining mechanism involving the principal sectors of the economy, with government participation in the negotiations and frequently providing for backward-indexation of wages. During 2009 the average increase in public sector real wages was 6.0% and 8.0% in private sector real wages. Real wages increased 3.3% on average during 2010 due to an increase of 2.8% in public sector wages and 3.6% in private sector wages. In 2011, real wages increased by 4.0% on average, with an increase in public sector real wages of 2.6% and an increase in private sector real wages of 4.9%. In 2012, real wages increased by 4.2% on average, with an increase in public sector real wages of 3.4% and an increase in private sector real wages of 4.7%. In 2013, real wages increased by 3.0% on average, with an increase in public sector real wages of 2.1% and an increase in private sector real wages of 3.5%. Under the collective bargaining rules, each private sector of the economy negotiates wage increases twice a year while the public sector does it once a year.

Poverty and Income Distribution

Poverty levels in Uruguay have decreased sharply in recent years due to the economic recovery. According to the most recent estimates of the National Statistics Institute, the percentage of Uruguayan urban households with an income below the minimum amount needed to purchase essential food and non-food requirements was 8.0% in 2013, compared to 15.1% in 2009.

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While Uruguay has disparities in the distribution of wealth and income, which decreased in recent years, such disparities are of a lesser magnitude than those of other Latin American nations such as Brazil, Colombia or Chile. As set forth in the table below, in 2012, 20.5% of the income in urban households in Uruguay was concentrated in the hands of the top 10.0% of the economically active population as compared to 41.0% of the income in urban households for Brazil, 34.5% for Colombia, and 37.5% for Chile in 2011, which is the most recent year for which information was available for Chile.

The following table outlines the data on income distribution for the periods indicated.

Evolution of Income Distribution of Urban Households Population of Uruguay
(% of national income)(1)

Income Group	2009	2010	2011	2012
Lowest 40%	21.8%	22.8%	23.2%	24.7%
Next 30%	25.8	26.3	27.2	28.4
Next 20%	26.1	26.4	26.3	26.4
Highest 10%	26.3	24.5	23.3	20.5
Total	100.0%	100.0%	100.0%	100%

(1)	No information available for 2013.
Source: CEPAL.

The government has sought to address problems relating to poverty through health care accessibility and other measures. See “The Economy – The Economic Policies of the Mujica Administration.” Uruguay has a public health system that gives access to services on a sliding-scale basis, where fees are based on a citizen’s ability to pay, and guarantees medical care for workers. The government also maintains funds for the extraordinary medical expenses of the needy.

D-34

FOREIGN MERCHANDISE TRADE

Uruguay’s exports primarily comprise commodities (farm products and paper pulp).

In 2009, merchandise exports decreased by 8.4% (measured in U.S. dollars) compared to 2008, as a result of a decrease in exports of manufactured products. In 2010, merchandise exports increased by 25.4% (measured in U.S. dollars) compared to 2009, as a result of the increase in exports of agricultural products, paper pulp, processed meat and dairy products. In 2011, merchandise exports increased by 15.3% (measured in U.S. dollars) compared to 2010, mainly due to an increase in exports of processed meats, dairy products and chemicals. In 2012, merchandise exports increased by 7.5% (measured in U.S. dollars) compared to 2011, mainly due to an increase in exports of agricultural products and processed meats. In 2013, merchandise exports increased by 4.3% (measured in U.S. dollars) compared to 2012, as a result of an increase in exports of agricultural products, dairy products and paper pulp.

In 2009, merchandise imports decreased by 23.9% (measured in U.S. dollars) compared to 2008, due to a significant decrease in imports of intermediate goods. In 2010, merchandise imports increased by 24.8% (measured in U.S. dollars) compared to 2009, as a result of a general increase in all imported items, mainly motor vehicles and consumption goods. In 2011, merchandise imports grew by 24.4% (measured in U.S. dollars) compared to 2010, driven by an increase across all imported items, which was particularly strong for intermediate and consumption goods. In 2012, merchandise imports increased by 8.6% (measured in U.S. dollars) compared to 2011, mainly due to an increase in imports of intermediate and consumption goods. In 2013, merchandise imports slightly decreased by 0.1% (measured in U.S. dollars) compared to 2012, as a result of a decrease in imports of intermediate goods.

A significant portion of Uruguay’s merchandise trade has involved its neighbors and principal trading partners, Argentina and Brazil. With the initial consolidation of the Mercosur in the 1990’s, Brazil and Argentina became Uruguay’s principal trading partners. By 1998, those two countries together accounted for more than 50% of Uruguay’s exports. This regional concentration has subjected Uruguay’s economy to the volatility that has characterized the economies of Uruguay’s neighbors. To mitigate the adverse impact on Uruguay’s foreign trade resulting from imbalances that develop within Mercosur, the government has actively promoted Uruguayan exports in markets outside Mercosur within the framework of regional as well as bilateral agreements. See “República Oriental del Uruguay — Foreign Policy and Membership in International Regional Organizations.” The increased competitiveness of Uruguayan exports since 2002 initially resulted in exports to the region becoming less significant as a percentage of Uruguay’s total exports.

Mercosur member states remain the main destination of Uruguay’s exports and source of its imports. Exports to Argentina and Brazil accounted for 23.4% of total exports in 2009, 25.8% in 2010, 24.8% in 2011, 22.8% in 2012 and 22.0% in 2013. Even more significantly, Argentina and Brazil accounted for 44.7% of total imports in 2009, 35.3% in 2010, 38.1% in 2011, 32.9% in 2012 and 30.0% in 2013. In 2012, exports to Brazil included plastics, cereals, milk and dairy products, exports to Argentina were concentrated in motor vehicles and parts, machinery and electrical products, and Venezuela was the destination primarily of milk and dairy products. In 2013, exports to Brazil included plastics, milk and dairy products, cereals and motor vehicles, and exports to Argentina included motor vehicles, machinery, paper, medical equipment and plastics. The primary destination of milk and dairy products continued to be Venezuela, followed by Brazil and Russia.

D-35

The United States is another of Uruguay’s major trading partners. While Uruguay’s merchandise imports from the United States have fluctuated in recent years (as a percentage of total imports), the United States attracted an increasing percentage of Uruguay’s total merchandise exports after the 2002 crisis reaching a historical record of 21.1% of total exports in 2005. In 2009, the weight of exports to the United States accounted for 2.9% of total exports, while imports of goods from the United States accounted for 8.2% of total imports. In 2010, exports to the United States decreased to 2.5% of total exports while imports accounted for 9.9% of total imports. In 2011, the weight of exports to the United States slightly increased to 2.7% of total exports whereas imports accounted for 10.3% of total imports. In 2012, the weight of exports to the United States increased once more to 3.4% of total exports, while imports from the United States decreased slightly to 8.9% of total imports. In 2013, the weight of exports to the United States increased again to 3.5% of total exports, whereas imports from the United States decreased to 8.7% of total imports.

Uruguay has diversified and increased substantially its merchandise exports over time. In 2009, merchandise exports totaled US$6.2 billion, a decrease of 8.4% compared to 2008. In 2010, merchandise exports increased by 25.4% compared to 2009, to US$7.7 billion, driven mainly by non-traditional exports. In 2011, merchandise exports totaled US$8.9 billion, a 15.3% increase compared to 2010, again primarily due to the growth in non-traditional exports. In 2012, merchandise exports amounted to US$9.6 billion, a 7.5% increase compared to 2011, driven by a significant increase in non-traditional exports, which more than offset a decrease in traditional exports compared to 2011. In 2013, merchandise exports totaled US$10.0 billion, a 4.3% increase compared to 2012, due to an increase in non-traditional exports which, as in 2012, more than offset a decrease in traditional exports.

Merchandise exports have historically been concentrated on agriculturally based traditional and manufactured products, such as wool, meat, rice and textiles. Uruguay was first declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and allowed it to obtain higher prices for its beef. Uruguay’s traditional export markets include Brazil, Chile, Israel and the European Union. Exports of Uruguayan beef (in U.S. dollars) decreased by 17.3% in 2009 compared to 2008. Since 2008, paper pulp accounts for a significant portion of Uruguay’s exports, representing 8.0% of total exports in 2011. In 2009, exports of agricultural products increased by 38.1% and other foodstuffs increased by 12.3%. However, exports of all other products, except for wheat and rice, decreased in 2009 compared to 2008. In 2010, exports of agricultural products, dairy products and processed meat increased by 43.7%, 40.5% and 14.7%, respectively, compared to 2009. Exports of wheat and rice in 2010 decreased by 15.2% compared to 2009. In 2011, exports of processed meat, dairy products and motor vehicles and parts increased by 19.0%, 32.9% and 61.2% respectively, compared to 2010, while exports of paper pulp decreased by 5.3% compared to 2010. In 2012 exports of agricultural products, dairy products and wheat and rice increased by 63.8%, 13.9% and 10.3%, respectively, compared to 2011; however, exports of motor vehicles and parts, paper pulp and textile decreased by 54.7%, 14.4% and 15.1%, respectively, each as compared to 2011. In 2013, exports of motor vehicles and parts, agricultural products and paper pulp increased by 109.2%, 18.2% and 17%, respectively, each as compared to 2012. Exports of oil and refined products, however, decreased 73.5%, compared to 2012.

D-36

Imports have increased over time and become more diverse due to a combination of factors, including increased production and economic activity and the reduction of tariff and non-tariff import barriers. In 2009, total imports decreased by 23.9% compared to 2008, of which consumer goods accounted for 22.0%, intermediate goods accounted for 62.2% and capital goods accounted for 15.8%. In 2010, total imports increased by 24.8%, of which 23.5% represented consumer goods, 59.7% intermediate goods and 16.8% capital goods. In 2011, total imports increased by 24.4%, of which 23.4% represented consumer goods, 61.6% intermediate goods and 14.9% capital goods. In 2012, total imports increased by 8.6%, of which 22.8% represented consumer goods, 63.8% intermediate goods and 13.4% capital goods. In 2013, total imports decreased by 0.1%, of which 24.3% represented consumer goods, 59.1% intermediate goods and 16.6% capital goods.

The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade
(in millions of US$ and % of total exports/imports)

	2009		2010		2011		2012(1)		2013(1)
EXPORTS (FOB)
Agricultural products	US$ 827	13.4%	US$ 1,188	15.4%	US$ 1,236	13.9%	US$ 2,026	21.1%	US$ 2,394	23,9%
Processed meats	1,237	20.1	1,419	18.3	1,688	18.9	1,821	19.0	1,707	17.1
Dairy products	371	6.0	521	6.7	692	7.8	788	8.2	894	8.9
Wheat and rice mills	466	7.6	396	5.1	485	5.4	535	5.6	505	5.0
Other foodstuffs	535	8.7	572	7.4	651	7.3	624	6.5	621	6.2
Textiles	144	2.3	190	2.5	240	2.7	204	2.1	197	2.0
Leather goods	163	2.6	198	2.6	228	2.6	244	2.5	267	2.7
Paper pulp	483	7.8	754	9.7	714	8.0	611	6.4	715	7.1
Chemicals	339	5.5	414	5.3	512	5.7	558	5.8	549	5.5
Oil and refined products	75	1.2	127	1.6	56	0.6	89	0.9	24	0.2
Plastic products	138	2.2	164	2.1	204	2.3	210	2.2	196	2.0
Motor vehicles and parts	132	2.1	191	2.5	308	3.5	139	1.4	291	2.9
Other	1,260	20.4	1,606	20.7	1,911	21.4	1,745	18.2	1,642	16.4
Total exports	US$ 6,170	100.0%	US$ 7,740	100.0%	US$ 8,925	100.0%	US$ 9,594	100.0%	US$ 10,002	100.0%
IMPORTS (CIF)
Consumer goods	US$ 1,520	22.0%	US$ 2,025	23.5%	US$ 2,514	23.4%	US$ 2,653	22.8%	US$ 2,825	24.3%
Intermediate goods	4,293	62.2	5,148	59.7	6,612	61.6	7,438	63.8	6,833	59.1
Capital goods	1,093	15.8	1,449	16.8	1,600	14.9	1,560	13.4	1,933	16.6
Total imports	US$ 6,906	100.0%	US$ 8,622	100.0%	US$ 10,726	100.0%	US$ 11,651	100.0%	US$ 11,641	100.0%
Merchandise trade balance	US$ (504)		US$ (527)		US$ (1,431)		US$ (2,361)		US$ (1,274)

(1) Preliminary data.
Source: Banco Central.

D-37

Geographical Distribution of Merchandise Trade
(in millions of US$ and % of total exports/imports)

	2009		2010		2011		2012(1)		2013(1)
EXPORTS (FOB)
Americas:
Argentina	US$ 347	5.6%	US$ 575	7.4%	US$ 588	6.6%	US$ 504	5.3%	US$ 493	4.9%
Brazil	1,098	17.8	1,419	18.3	1,625	18.2	1,688	17.6	1,710	17.1
United States	177	2.9	195	2.5	244	2.7	324	3.4	352	3.5
Other	758	12.3	930	12.0	1,161	13.0	1,301	13.6	1.205	12.0
Total Americas	2,380	38.6	3,119	40.3	3,618	40.5	3,817	39.9	3,760	37.6
Europe:
European Union:
France	28	0.5	31	0.4	41	0.5	33	0.3	33	0.3
Germany	158	2.6	238	3.1	302	3.4	259	2.7	314	3.1
Italy	115	1.9	144	1.9	158	1.8	130	1.4	145	1.4
United Kingdom	142	2.3	109	1.4	122	1.4	118	1.2	86	0.9
Other EU	383	6.2	471	6.1	560	6.3	445	4.6	499	5.0
Total EU	826	13.4	992	12.8	1,184	13.3	982	10.2	1,078	10.8
EFTA(2) and other	375	6.1	616	8.0	711	8.0	637	6.6	469	4.7
Total Europe	1,201	19.5	1,608	20.8	1,895	21.2	1,619	16.9	1,547	15.5
Africa	210	3.4	216	2.8	288	3.2	334	3.5	290	2.9
Asia	462	7.5	603	7.8	821	9.2	1,138	11.9	1,584	15.8
Middle East	349	5.7	234	3.0	304	3.4	380	4.0	425	4.2
Free Trade Zone(3)	765	12.4	1,015	13.1	1,012	11.3	885	9.2	946	9.5
Other	803	13.0	945	12.2	986	11.0	1,421	14.8	1,450	14.5
Total	US$ 6,171	100.0%	US$ 7,741	100.0%	US$ 8,924	100.0%	US$ 9,594	100.0%	US$ 10,002	100.0%
IMPORTS (CIF)
Americas:
Argentina	US$ 1,628	23.6%	US$ 1,469	17.0%	US$ 2,004	18.7%	US$ 1,741	14.9%	US$ 1,656	14.2%
Brazil	1,460	21.1	1,578	18.3	2,082	19.4	2,097	18.0	1,836	15.8
United States	564	8.2	855	9.9	1,101	10.3	1,041	8.9	1,010	8.7
Other	845	12.2	1,241	14.4	1,088	10.1	1,523	13.1	1,232	10.6
Total Americas	4,497	65.1	5,143	59.6	6,275	58.5	6,402	54.9	5,734	49.2
Europe:
European Union:
France	83	1.2	137	1.6	187	1.7	189	1.6	241	2.1
Germany	168	2.4	198	2.3	258	2.4	248	2.1	294	2.5
Italy	119	1.7	161	1.9	148	1.4	153	1.3	193	1.7
United Kingdom	52	0.8	72	0.8	125	1.2	98	0.8	164	1.4
Other EU	326	4.7	409	4.7	663	6.2	679	5.8	684	5.9
Total EU	748	10.8	976	11.3	1,381	12.9	1,367	11.7	1,576	13.5
EFTA(2) and other	304	4.4	352	4.1	228	2.1	771	6.6	248	2.1
Total Europe	1,052	15.2	1,328	15.4	1,609	15.0	2,138	18.3	1,824	15.7
Africa	123	1.8	408	4.7	541	5.0	399	3.4	951	8.2
Asia	1,161	16.8	1,652	19.2	2,196	20.5	2,467	21.2	2,853	24.5
Middle East	49	0.7	63	0.7	69	0.6	100	0.9	217	1.9
Other	25	0.4	28	0.3	37	0.3	147	1.3	65	0.6
Total	US$ 6,907	100.0%	US$ 8,622	100.0%	US$ 10,727	100.0%	US$ 11,652	100.0%	US$ 11,644	100.0%

(1) Preliminary data.

(2) European Free Trade Association.

(3) Reflects exports from Uruguay to the free trade zones within its territory, for further export, typically as part of a manufactured good comprising inputs produced in third countries, to destinations of which Uruguay does not maintain statistics.

Source: Banco Central.

D-38

FOREIGN TRADE ON SERVICES

Uruguay’s services trade has traditionally been heavily concentrated on Argentina and Brazil and has been driven principally by tourism, transportation and financial services and, since 2007, transactions made from free economic zones.

Gross tourism receipts increased by 25.6% in 2009 and the number of tourist arrivals increased by 5.1% in the same year. A higher per capita level of expenditures has contributed to improve gross tourism receipts. In 2010 and 2011, gross tourism receipts and the number of tourists arrivals increased again by 14.3% and 46.0% and by 14.7% and 23.0%, respectively. In 2012, both gross tourism receipts and the number of tourists arrivals decreased by 5.8% and 3.9%, respectively. In 2013, gross tourism receipts decreased by 7.5% and the number of tourists arrivals decreased by 1.1%.

Revenues from Tourism

	Number of Tourist Arrivals	Gross Tourism Receipts
	(in thousands)	(in millions of US$)
2009	2,099	1,321
2010	2,407	1,509
2011	2,960	2,203
2012	2,846	2,076
2013	2,815	1,920

Source: Banco Central.

During the 1990s, Uruguay’s tourism sector benefited from the improving economic situation in the region, particularly in Brazil and Argentina, and the increased sophistication of the services offered, including increased and diversified offerings of cultural, social and sports activities. There was an increase in repeat weekend travelers to Punta del Este, and through 1997 an increase in ownership of houses and apartments in this beach area mainly by tourists from Argentina, followed by others from Brazil, Paraguay, the United States and, in third place, European countries. New tourism services in regions outside of Punta del Este have also developed, in particular in the northern part of Uruguay where there are several thermal baths and tourist “estancias,” or ranches, which attract tourists from regional and urban areas and from Europe and the United States during Uruguay’s low season in winter. Tourism from, as well as trade with or transiting through, Argentina during the period 2007-2010 was adversely affected by the interruption of international traffic caused by Argentine demonstrators opposing the construction of the pulp mill in the Fray Bentos region. This interruption ceased at the end of 2010. The total number of tourists increased steadily from 2009 to 2011, increasing by 5.1%, 14.7% and 23.0% in 2009, 2010 and 2011, respectively. In 2012, the total number of tourists slightly decreased by 3.9% compared to the previous year. In 2013, the total number of tourists decreased by 1.1% compared to 2012, mainly as a result of a 6.5% reduction in tourism from Argentina due to deteriorating economic conditions and limited access to foreign currency in Argentina, as well as higher taxes on the usage of Argentine credit cards outside of Argentina. Uruguay has implemented measures intended to reduce costs for Argentine tourists, including VAT refunds on services provided to non-residents paid by credit or debit cards issued outside of Uruguay, as a means of supporting activities in this sector of the economy.

D-39

The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals
(% by country)

	2009	2010	2011	2012	2013
Argentina	54.8%	52.4%	58.2%	62.0%	58.5%
Brazil	12.6	15.7	14.4	13.9	14.0%
Other	32.6	32.0	27.4	24.1	27.5%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Sources: Banco Central and the Ministry of Tourism.

Until the 2002 banking crisis, financial and insurance services, primarily banking and corporate services, contributed to the growth in services exports. Uruguay’s bank secrecy laws and the ability of companies to issue bearer shares attracted foreign funds. Deposits by non-residents with the financial sector totaled approximately US$6.6 billion at December 31, 2001. In 2002, deposits by non-residents with the financial sector decreased significantly to less than US$2.3 billion at December 31, 2002, including approximately US$1.2 billion held with BGU, Banco de Crédito, Banco Montevideo and Banco Comercial, all of which had their operations suspended and have since been liquidated or, in the case of BGU, closed. Following the banking crisis in 2002, deposits by non-residents began to recover, reaching US$3.9 billion as of December 31, 2013, representing 20.6% of total foreign currency deposits held by the non-financial private sector with the Uruguayan banking system (excluding deposits held with banks in liquidation).

In 2012, as part of Uruguay’s efforts to enhance tax transparency, Congress enacted a law to improve access to information regarding share ownership of Uruguayan companies. This law creates a registry to be held with Banco Central where every holder of bearer shares of a Uruguayan company will have to be registered. In addition, in 2012 the tax authorities of Uruguay and Argentina entered into a cooperation agreement to facilitate sharing of tax information. This agreement was ratified by Congress in January 2013.

D-40

BALANCE OF PAYMENTS

In 2013, Uruguay’s balance of payments registered a surplus of US$2.9 billion compared to a surplus of US$3.3 billion in 2012, a surplus of US$2.6 billion in 2011, a deficit of US$360.8 million in 2010 and a surplus of US$1.6 billion in 2009. Banco Central’s international reserve assets stood at US$16.3 billion at December 31, 2013, US$13.6 billion at December 31, 2012, compared to US$10.3 billion at December 31, 2011, US$7.7 billion at December 31, 2010 and US$8.0 billion at December 31, 2009.

Balance of Payments(1)
(in millions of US$)

	2009	2010(2)	2011(2)	2012(2)	2013(2)

Current Account
Merchandise trade balance	US$ (503.9)	US$ (527.0)	US$ (1,430.5)	US$ (2,361.4)	US$ (1,273.6)
Exports	6,391.8	8,030.7	9,273.7	9,915.8	10,317.4
Imports	(6,895.7)	(8,557.7)	(10,704.3)	(12,277.2)	(11,591.0)
Services, net	1,024.8	1,157.2	1,519.3	1,074.4	(87.4)
Interests and dividends	(1,040.6)	(1,501.1)	(1,618.3)	(1,537.4)	(1,889.8)
Current transfers(3)	138.0	140.0	155.6	115.0	130.6
Total current account	US$ (381.7)	US$ (730.8)	US$ (1,373.9)	US$ (2,709.4)	US$ (3,120.1)

Capital and Financial Account
Capital transfers	US$ -	US$ -	US$ -	US$ 40.0	US$ 201.2
Direct Investment	1,512.2	2,348.8	2,510.9	2,692.6	2,812.0
Portfolio Investment(4)	(821.2)	(682.6)	1,976.2	1,642.6	2,912.7
Other medium and long term capital	928.0	(967.1)	175.3	1,216.0	354.2
Other short term capital	(435.1)	357.7	(471.8)	942.9	(1,171.1)
Total capital and financial account, net	US$ 1,183.9	US$ 1,056.8	US$ 4,190.5	US$ 6,534.1	US$ 5,109.0

Errors and Omissions(5)	US$ 786.1	US$ (686.8)	US$ (252.2)	US$ (537.7)	US$ 955.7
Total balance of payments	US$ 1,588.3	US$ (360.8)	US$ 2,564.4	US$ 3,287.0	US$ 2,944.6

Change in Banco Central reserve assets(6)	US$ (1,588.3)	US$ 360.8	US$ (2,564.4)	US$ (3,287.0)	US$ (2,944.6)

Gold(7)	(0.0)	(0.0)	0.0	(0.4)	(0.0)
SDRs	380.9	(0.1)	0.1	(0.2)	0.0
IMF Position	—	95.0	50.4	8.9	15.1
Foreign Exchange	712.0	(1,370.2)	1,122.5	524.7	209.1
Other holdings	495.4	914.4	1,391.4	2,753.9	2,720.4
Total assets	US$ 1,588.3	US$ (360.8)	US$ 2,564.4	US$ 3,287.0	US$ 2,944.6

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).
(2)	Preliminary data.
(3)	Current transfers consist of transactions without a quid pro quo, including gifts.
(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.
(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.
(6)	Change in Banco Central international reserve assets does not reflect adjustments in the value of gold.
(7)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year.

Source: Banco Central.

Current Account

Uruguay’s current account consists of the merchandise trade balance, foreign trade on services net, interest and dividend payments, and current transfers.

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In 2009, the current account deficit dropped to US$381.7 million, reflecting mainly a significant decrease in the merchandise trade deficit. While both exports and imports of goods and services contracted as a result of the adverse global economic environment in 2009, exports contracted at a slower pace than imports, at rates of 9.7% and 24.4%, respectively.

In 2010, the current account recorded a deficit of US$730.8 million. This deficit was attributable to an increase in interest and dividend payments, primarily due to increased remittance of corporate profits to foreign shareholders of direct investments made in prior years.

In 2011, the current account recorded a deficit of US$1.4 billion. The increase in the current account deficit was mainly attributable to an increase in the merchandise trade deficit while interest and dividend payments and current transfers did not record significant changes. The increased deficit in merchandising trade was partially offset by an increase in the inflows from foreign trade on services, net.

In 2012, the current account recorded a deficit of US$2.7 billion. The increase in the deficit compared to the previous year was mainly attributable to an increase in the merchandise trade deficit and a decrease in the surplus in foreign trade on services, net.

In 2013, the current account recorded a deficit of US$3.1 billion. The increase in the deficit compared to the previous year was mainly attributable to an increase in interest paid by the public sector on outstanding debt and increased remittance of corporate profits by the private sector. To a lesser extent, a growing imbalance in trade services, particularly in the category of travel and other services, contributed to increase the deficit. In contrast, the merchandise trade deficit decreased its deficit by US$1.1 billion, compared to 2012.

Capital and Financial Account

Uruguay’s capital and financial account includes capital transfers, direct investments, portfolio investments, other medium- and long-term capital and other short term capital.

In 2009, Uruguay’s capital and financial account recorded a surplus of US$1.2 billion compared to the previous year, reflecting a decrease in capital and financial inflows to both the public and the private sector.

Capital inflows to the public sector comprised primarily the proceeds of financing provided by multilateral financial institutions and borrowings from the international capital markets. On the other hand the private sector, registered substantially lower capital inflows as a result of the slowdown of foreign direct investment which totaled US$1.5 billion in 2009. In 2009, net portfolio divestments continued to grow, totaling US$821.2 million and short-term capital resulted in outflows of US$435.9 million.

In 2010, Uruguay’s capital and financial account recorded a surplus of US$1.1 billion. mainly resulting from an increase in foreign direct investment, which offset the decrease in portfolio investments and in other medium and long-term capital.

In 2011, Uruguay’s capital and financial account recorded a surplus of US$4.2 billion mainly as a result of inflows generated by foreign direct investment, which reached US$2.5 billion and a surge of portfolio investment reflecting improved conditions in the risk perception of Uruguay’s sovereign debt in the international capital markets.

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Similarly, in 2012, Uruguay’s capital and financial account recorded a surplus of US$6.5 billion mainly as a result of inflows generated by foreign direct investment, which reached US$2.7 billion, and portfolio investment, which reached US$1.6 billion.

In 2013, Uruguay’s capital and financial account recorded a surplus of US$ 5.1 billion mainly as a result of capital inflows generated by foreign direct investment, which totalled US$ 2.8 billion, and an increase in non-resident holdings of local bonds issued by Banco Central and central government. The increase in foreign direct investment includes investments made to build a new pulp mill in Colonia and for hydrocarbon exploration.

In August 2012, Banco Central set forth certain requirements for the purchase by non-residents of Central Bank bonds issued in pesos or UIs. Non-residents, through local financial institutions, must deposit with Banco Central a percentage of the investment made in Banco Central’s debt. This deposit cannot be withdrawn until the security is transferred to a Uruguayan resident or a foreign investor that has previously satisfied the prior-deposit requirements or redeemed by Banco Central. The minimum percentage that investors are required to deposit with one or more local financial institutions was originally set at 40%. In June 2013 this percentage was raised to 50%.

In June 2013, Uruguay implemented similar requirements for the purchase by non-residents of local treasury bills and bonds issued in pesos or UIs. The minimum percentage that non-residents must deposit with one or more local financial institutions is 50% of the investment made in these bills and bonds.

International Reserves

As of December 31, 2013, the international reserve assets of Banco Central stood at US$16.3 billion, compared to US$13.6 billion at December 31, 2012. The following table shows the composition of the international reserve assets of Banco Central, and the banking system at each of the dates indicated.

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International Reserve Assets of the Banking System(1)
(in millions of US$)

	As of December 31,
	2009	2010	2011	2012	2013
Banco Central	US$ 7,987(2)	US$ 7,656(3)	US$ 10,302(4)	US$ 13,605(5)	US$ 16,275(6)
Of which gold represents	9	12	12	13	10
Public Banks	1,656	2,133	1,491	1,766	1,913
Private Banks	4,525	5,301	4,124	3,866	3,546
International reserve assets	US$ 14,168	US$ 15,090	US$ 15,917	US$ 19,237	US$ 21,740

________________

(1)	All figures are at market value as of the date indicated.
(2)	This amount includes US$2,521 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$1,140 million of Banco de la República and other public sector financial institutions.
(3)	This amount includes US$1,590 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$792 million of Banco de la República and other public sector financial institutions.
(4)	This amount includes US$2,350 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$1,108 million of Banco de la República and other public sector financial institutions.
(5)	This amount includes US$3,969 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$1,642 million of Banco de la República and other public sector financial institutions.
6)	This amount includes U$S5,293 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including U$S 2,184 million of Banco de la República and other public sector financial institutions.

Source: Banco Central.

As of May 30, 2014, Banco Central’s international reserve assets totaled US$17.4 billion (of which gold represented US$10 million), including US$6.1 billion in reserves and voluntary deposits of the Uruguayan banking system, of which US$2.4 billion were claims of Banco de la República and other public sector financial institutions.

The voluntary deposits and reserves held with Banco Central by the Uruguayan banking system can be withdrawn by banks at any time. Changes in Banco Central’s policies and other external factors, including interest rates, affecting the banks’ medium- and long-term portfolio decisions could cause and, in the past, have caused the banks to withdraw these voluntary deposits. Variations in commercial bank reserves and voluntary deposits of the Uruguayan banking system with Banco Central, cause Banco Central’s international reserve assets to fluctuate from time to time.

Foreign Investment

Uruguay has a legislative framework that provides for the equal treatment of foreign and local investors and access by foreigners to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors.

In each of 2009, 2010, 2011, 2012 and 2013, estimated foreign direct investment accounted for US$ 1.6 billion, US$2.3 billion, US$2.5 billion, US$ 2.7 billion and US$ 2.8 billion, respectively, of Uruguay’s balance of payments.

Foreign investment in Uruguay has been traditionally directed towards the industrial, construction and tourism related sectors and land. Since 2004, however, European pulp manufacturers have invested in the pulp industry in Uruguay approximately US$3.1 billion.

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MONETARY POLICY AND INFLATION

Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks. Banco Central has the principal responsibility for the implementation of monetary policy, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.

Banco Central’s charter was most recently amended in 2010. Under the current charter, the Board of Directors of Banco Central is composed of three members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors, subject to ratification by the Congress.

Banco Central’s charter defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Under its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities having an aggregate principal amount of up to 10.0% of the central government’s previous year’s expenditures net of interest payments on public debt. However, Banco Central can serve as a financial agent of the government under article 49 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.

Law 18,401 created the Corporación de Protección al Ahorro Bancario or Corporation for the Protection of Bank Savings as an agency independent of Banco Central, removing Banco Central’s responsibility for the administration of the mandatory deposit insurance program introduced in 2002. Law 18,401 placed under a single agency, the Superintendencia de Servicios Financieros, the supervision and regulation of the banking sector, and under the Superintendencia de Seguros, Fondos de Pensión y Mercado de Valores, the regulation of insurance companies, the stock market and pension funds.

Monetary Policy

Until June 2002, Banco Central managed Uruguay’s inflation stabilization policy by setting a peso/U.S. dollar exchange rate band that drifted at a present monthly rate of devaluation and allowed the peso/U.S. dollar exchange rate to fluctuate within a band without prompting Banco Central intervention in the foreign exchange markets. This “crawling peg” system succeeded in reducing inflation from a rate of 129.0% (as measured by the CPI) in 1990 to 3.6% in 2001. In June 2001 and January 2002, Banco Central widened the band and accelerated the rate of devaluation of the peso in an attempt to mitigate the ongoing adverse effects on Uruguay’s economy, first of Brazil’s 1999 devaluation and subsequently of Argentina’s devaluation in January 2002. Inflation targets were administered through a foreign exchange policy.

Sensitive to the risk of a run on the currency and to avoid the need to adopt exchange controls and restrict capital flows, Uruguay completed its transition to a fully floating exchange system and floated the peso effective June 20, 2002. Since the peso was allowed to float, Banco Central pursued interventions solely to ensure the orderly operation of the foreign exchange market. As of December 2002, the nominal exchange rate had risen 94.0% in comparison to December 2001. The year-to-year inflation rate for the same period was 25.9%.

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Having relinquished the use of exchange rate policies to determine inflation objectives, Banco Central adopted the peso monetary base as a nominal anchor and committed to a monetary base increase one year ahead consistent with the inflation objective set for the period. In 2003 the program was designated to generate an inflation rate between 17.0% and 23.0% and the policy was successful in the sense that the target on monetary base was achieved and inflation rate was lower than projected (10.2%). In the first quarter of 2004 a target range for the monetary base was introduced, which implied more flexibility in the intermediate target and more commitment with inflation itself. Since then, the inflation objective was set to a range with floors and ceilings that declined from quarter to quarter, from 9.0-14.0% in the third quarter of 2004 to 4.5-6.5% by the end of 2006.

In September 2007, Banco Central began defining monetary policy by reference to short term interest rates as the new intermediate target. As a consequence, Banco Central introduced a short-term interest rate that was initially set at 5.0% and established the average money market rate as the instrument to monitor its new inflation target. The interest rate band was set at 4.0-6.0%.

In January 2008, the monetary policy rate was kept constant at 7.25%, but the tolerance of the inflation target range was changed to 3.0-7.0% in recognition of the difficulties to keep a close track of this target in a context of high volatility in commodity and asset prices. On October 3, 2008, Banco Central raised the monetary policy rate to 7.75%, taking into account the strong domestic demand compared to aggregate supply in a context of international uncertainty.

In light of the deepening international financial markets crisis, Banco Central decided, in the last quarter of 2008, to allow a broader fluctuation of the average money market rate. It also established a program to repurchase Peso-denominated Monetary Regulation Bills, giving holders the option to elect the currency of redemption, to reduce volatility in the foreign exchange market. As financial markets recovered stability, Banco Central once again focused on the monetary policy rate as an operational target and raised the rate to 10.0% in January 2009, given the persistent inflationary pressures. In March 2009, the global economic recession scenario, along with the decrease of inflationary expectations in the middle term, contributed to the decision to lower the monetary policy rate to 9.0%. In June 2009, the authorities decided to lower the monetary policy rate further to 8.0% considering inflation performance and as aggregate demand pressures diminished. Although inflationary pressures emerged in the second half of 2009, the monetary policy rate remained unchanged until December 2009. At that time, Banco Central decided to lower the rate to 6.25%, taking into account the decrease of uncertainty in the international context and a favorable assessment of domestic risks. Additionally, in December 2009, it narrowed the inflation target range from 3.0-7.0% to 4.0-6.0%. In September 2010, Banco Central raised the monetary policy rate to 6.50% to mitigate increasing inflationary pressures. In March 2011, Banco Central once again increased the monetary policy rate to 7.50% in response to prevailing inflation expectations for the subsequent 18 months, attributed primarily to inflationary pressures generated by the international markets and a growing domestic demand. In June 2011, Banco Central increased the monetary policy rate from 7.5% to 8.0% in response to prevailing inflation expectations. In December 2011, Banco Central again increased the monetary policy rate to 8.75%. In March 2012, Banco Central decided to maintain the monetary policy rate at 8.75%. In October and December 2012, Banco Central increased the monetary policy rate to 9.0% and 9.25%, respectively, responding to increasing inflation expectations. On June 28, 2013, Banco Central discontinued the use of a monetary policy rate determined by reference to a short term interest rate as its principal monetary policy tool and reverted to using the monetary base by managing monetary aggregates, focusing on variables such as the amount of money in circulation and bank deposits levels to define monetary levels. Banco Central’s use of short term interest rates as its main monetary policy tool in an international environment characterized by depressed interest rates was considered ineffective to control inflation. Capital inflows resulted in an appreciation of the Uruguayan peso. Banco Central currently manages monetary aggregates (MI) to control inflation. Banco Central also broadened the inflation target range from 4.0-6.0% to 3.0-7.0% starting in July 2014, and announced that it expects to maintain this range for 24 months.

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To regulate liquidity in the market, Banco Central conducts periodic auctions of Banco Central notes denominated in domestic currency. The ability of Banco Central to implement an effective monetary policy is curtailed by the high degree of dollarization of the Uruguayan economy. While during the past nine years (with the exception of 2008), foreign currency deposits held with the banking system as a percentage of total deposits declined, as of December 31, 2013, 75.3% of all deposits held with the banking system continued to be denominated in foreign currencies (primarily U.S. dollars).

Liquidity and Credit Aggregates

The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) as of the dates indicated.

Monetary Base
(in millions of US$(1))

	As of December 31,					As of April 30,
	2009	2010	2011	2012	2013	2014
Currency, including cash in vaults at banks	US$ 1,629	US$ 1,899	US$ 2,271	US$ 2,726	US$ 2,783	US$ 2,385
Other	584	613	705	995	1,179	1,249
Monetary base	US$ 2,213	US$ 2,512	US$ 2,976	US$ 3,721	US$ 3,962	US$ 3,634

(1) Exchange rate at the end of the period.

Source: Banco Central.

The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

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Selected Monetary Indicators
(percentage change based on peso-denominated data)

	2009	2010	2011	2012	2013	For the twelve months ended April 30, 2014(1)
M1 (% change)(2)	15.2%	30.0%	20.8%	11.2%	15.0%	11.2%
M2 (% change)(3)	14.9	31.0	22.1	10.3	13.7	12.2
Credit from the financial system (% change)	(13.1)	24.1	14.1	18.3	19.6	20.9
Average annual peso deposit rate (period end)	4.9	4.8	5.5	5.2	5.1	5.7
Monetary policy rate (TPM)(4)……….	6.25	6.50	8.75	9.00	—	—
Average money market rate (TMM) (period end)(4)	6.20	6.50	8.75	9.00	—	—

(1) Preliminary data.

(2) Currency in circulation plus peso-denominated demand deposits.

(3) M1 plus peso-denominated savings deposits.

(4) Since June 28, 2013, the Banco Central has discontinued the use of a monetary policy rate (TPM) and discontinued the publication of the money market rate (TMM).

Source: Banco Central.

Liquidity and Credit Aggregates
(in millions of US$(1))

	2009	2010	2011	2012	2013(2)
Liquidity aggregates (at period end):
Currency, excluding cash in vaults at banks	US$ 1,238	US$ 1,469	US$ 1,761	US$ 2,035	US$ 2,107
M1(3)	4,075	5,174	6,310	7,197	7,504
M2(4)	4,845	6,200	7,647	8,648	8,919
M3(5)	14,105	16,851	20,080	22,482	24,495

Credit aggregates (at period end):
Private sector credit	7,842	9,281	11,051	12,898	14,505
Public sector credit	1,269	599	1,302	1,178	999

Total domestic credit	US$ 9,111	US$ 9,880	US$ 12,353	US$ 14,076	US$ 15,504

Deposits:
Uruguayan Peso deposits	US$ 3,607	US$ 4,731	US$ 5,886	US$ 6,613	US$ 6,811
Foreign currency deposits	13,143	14,582	15,718	17,576	19,568
Total deposits	US$ 16,750	US$ 19,313	US$ 21,604	US$ 24,189	US$ 26,379

Deposits of non-residents	US$ 3,883	US$ 3,930	US$ 3,286	US$ 3,742	US$ 3,992

(1)	Exchange rate at the end of the period.

(2)	Preliminary data.

(3)	Currency in circulation plus peso-denominated demand deposits.
(4)	M1 plus peso-denominated savings deposits.
(5)	M2 plus deposits of residents in foreign currency, principally U.S. dollars.

Source: Banco Central.

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Inflation

The following table shows changes in the CPI and the WPI for the periods indicated.

	Percent Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices
2009	5.9	10.5
2010	6.9	8.4
2011	8.6	11.1
2012	7.5	5.9
2013	8.5	6.3
For the 12 months ended May 31, 2014	9.2	12.1

Source: National Institute of Statistics.

In 2009, inflation (as measured by consumer prices) declined compared to the previous year, mainly influenced by lower government regulated prices. These fiscal measures assisted in keeping inflation in line with the expectations that supported the monetary policy measures adopted by Banco Central in January 2009. The global economic downturn in 2009 further contributed to reducing inflationary pressure. The inflation rate for 2009 ended at 5.9%. In 2010, the inflation rate increased to 6.9%, reflecting the inflationary effects of the recovery in prices of oil and agricultural products. This situation was offset in part by the appreciation of the peso against the U.S. dollar. In 2011, the inflation rate exceeded the target range and reached 8.6%, prompting Banco Central to increase the monetary policy rate to 8.75%. In 2012, the inflation rate exceeded the target range set by Banco Central and reached 7.5%. Banco Central increased the monetary policy rate to 9.25% in December 2012. The inflation rate in 2013 reached 8.5%, and the monetary policy rate remained at 9.25% until Banco Central discontinued its use on June 28, 2013 as a means of controlling inflationary pressures (see “Monetary Policy and Inflation—Monetary Policy.”) The inflation rate reached 9.2% for the twelve-month period ending May 31, 2014. Banco Central monitors developments in monetary demand with a view to avoiding further increases in inflation rates and medium term expectations. In March 2014, the government sought to prevent further price increases on basic goods and reached an agreement with supermarkets and main stores to maintain prices for a basket of basic products at January 2014 levels until June 2014. In addition, the government decided to exempt from VAT fruit and vegetable sales (which were the most volatile goods during the last, exceptionally rainy, summer) as well as fixed-charge public utility services such as electricity, water and communications. The government continuously monitors the impact on inflation of fiscal policy measures and developments in the labor market with a view to reducing inflation inertia.

The weighted average annual interest rate for 91 to 180 day term deposits in U.S. dollars in the banking system was 0.6% in December 2009, and dropped to 0.5% and 0.4% in December 2010 and December 2011, respectively. This rate was 0.4% in December 2012, 0.3% in December 2013 remaining at the same level as of April 2014. The weighted average annual interest rate for 91 to 180 day term deposits in pesos in the banking system was 5.2% in December 2009. This rate stood at 5.2% in December 2010, 4.7% in December 2011, 4.8% in December 2012, 5.2% in December 2013 and 6.6% in April 2014.

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The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy in 2002 and early 2003 resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions. Since the beginning of 2003, the number of loan defaults and insolvencies has abated. At December 31, 2009, the ratio of non-performing loans (“NPLs”) to total loans was 1.2%, while the provision for NPLs (provision for NPLs in relation to total gross loans) stood at 6.4%. As of December 31, 2010, the ratio of NPLs to total loans decreased to 1.0% while the provision for NPLs ratio decreased to 6.2%. As of December 31, 2011 the ratio of NPLs to total loans was 1.3% excluding Banco Hipotecario and 2.7% including Banco Hipotecario. As of December 31, 2011 the provision for NPLs ratio stood at 6.0% excluding Banco Hipotecario and 7.2% (including Banco Hipotecario). As of December 31, 2012, the ratio of NPLs to total loans was 2.3% while the provision for NPLs ratio stood at 6.2% (both including Banco Hipotecario). As of December 31, 2013, the ratio of NPLs to total loans was 1.8% while the provision for NPLs ratio stood at 4.7% (both including Banco Hipotecario).

For a discussion of Uruguay’s current monetary policy, see “—Monetary Policy.”

Foreign Exchange

Between 1990 and June 2002, the Uruguayan peso was devalued relative to other currencies on a gradual basis. Banco Central allowed the peso/U.S. dollar exchange rate to fluctuate within a band of its value (initially set at 3.0% and increased to 6.0% in June 2001) and the bounds of the band were adjusted upward by 0.6% (1.2% after June 2001) each month. Interest rates for deposits in foreign currencies generally tracked movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000.

In January 2002, Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to U.S. dollar exchange rate from 6.0% to 12.0%, responding to Argentina’s economic crisis and its impact on the region as a whole. The continued devaluation of the Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. A steep devaluation of the peso followed, reaching its lowest point on September 10, 2002, when the exchange rate reached Ps. 32.325 per US$1.00. Starting in 2003, the peso strengthened versus the U.S. dollar. In 2008, the appreciation of the peso was interrupted by the financial crisis, but once the uncertainty decreased, the peso began to appreciate versus the U.S. dollar. This trend continued until the third quarter of 2011. Thereafter, the peso depreciated against the U.S. dollar in line with the fluctuation recorded in other Latin American currencies. Throughout 2012 and until May 31, 2013, the peso continued to appreciate against the U.S. dollar. Between June 1, 2013 and December 31, 2013, the peso depreciated against the U.S. dollar 10.26%. Between January 1, 2014 and May 31, 2014, the peso depreciated against the U.S. dollar 7.2% . As of May 31, 2014 the exchange rate stood at Ps. 22.914 per US$1.00.

Since the mid-1970’s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.

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The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period-End
2009	24.350	19.534	22.543	19.627
2010	21.329	19.042	20.072	20.094
2011	20.426	18.300	19.300	19.898
2012	22.099	19.111	20.321	19.399
2013	22.646	18.858	20.496	21.389
For the 12 months ended May 31, 2014	23.027	20.293	21.852	22.914

(1) Daily interbank end-of-day bid rates.

Source: Banco Central.

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THE BANKING SECTOR

Prudential Regulation, Supervision and Financial System

Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity, as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter as most recently amended, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Servicios Financieros or Financial Services Superintendency. Although the Superintendency has technical and operational autonomy, Banco Central retains certain powers in relation to receivership of impaired institutions and revocation of banking licenses. Following international best practices, supervision of financial institutions by Banco Central is based both on the level of risk that each bank adopts and the management of those risks evidenced by each institution. To improve the supervision of local financial institutions that are affiliated with Spanish financial groups, the Superintendency entered into a Memorandum of Understanding with the supervisory authorities of Spain, Banco de España, that allows both agencies to share relevant information.

The Financial Services Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions are required to classify loans made to non-financial borrowers in accordance with the following criteria that, in addition to the performance of payment obligations, factor in the borrower’s projected ability to remain current:

Category 1A:	Loans secured with liquid collateral. This category includes loans secured by highly liquid collateral which banks can have access to through the exercise of set-off rights. No provisions are required for this category.

Category 1B:	Financial sector borrowers including non-resident banks and other financial institutions, whose payments are not past due and have an international credit score rated between BBB- and BBB.

Category 1C:	Borrowers with strong ability to repay their obligations. Payment obligations may not be past due by more than 10 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations even under extremely adverse scenarios. Provisions of 0.5% are required for this category.

Category 2A:	Borrowers with adequate ability to repay their obligations. Payment obligations may not be past due by more than 30 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under adverse circumstances. Provisions of 1.5% are required for this category.

Category 2B:	Borrowers with potential financial difficulties. Payment obligations may not be past due by more than 60 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under somewhat adverse circumstances. Provisions of 3.0% are required for this category.

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Category 3:	Borrowers with an impaired ability to repay their obligations. Payment obligations may not be past due by more than 120 days. In addition, based on the bank’s assessment, the borrower would have difficulty in repaying its obligations on the original terms under moderately adverse circumstances. Provisions of 17.0% are required for this category.

Category 4:	Borrowers with a substantially impaired ability to repay their obligations. Payment obligations may not be past due by more than 180 days. In addition, based on the bank’s assessment, the borrower would have a high probability of defaulting on its future obligations. Provisions of 50.0% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category have payment obligations past due by more than 180 days and based on the bank’s assessment are unable to repay the loan. Provisions of 100.0% are required.

Home loans and consumer loans must also be classified and reserved in accordance with the prior classification taking their specific characteristics into consideration.

Banco Central substantially adheres to the requirements of the Basel Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 8.0% in the case of banks, financial cooperatives, financial houses and off-shore banks, and 12.0% in case of financial cooperatives holding a limited license. Minimum capital requirements must cover credit, market and operational risk requirements under Basel II recommendations. In addition, Banco Central requires banks to maintain minimum capital requirement for systemic risk of up to 2% of the bank’s risk-weighted assets. Banco Central has maintained a maximum leverage ratio of 25 times capital and has defined a roadmap for the implementation of Basel III, which is currently scheduled to be fully implemented by 2018.

In order to mitigate the exposure of Uruguayan banks to the foreign exchange risk created by the denomination of a significant portion of their loan portfolio in U.S. dollars, – impact on the creditworthiness of borrowers that could arise from volatility in foreign exchange rates – loans denominated in foreign currency are given a weight of 125% instead of the normal 100% applied to loans denominated in pesos and significant shifts in the dollar/peso exchange rate must be taken into consideration by the banks in assessing the borrowers’ ability to repay their obligations (and classifying the foreign currency-denominated loans in accordance with the categories described above).

Banco Central requires banks and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) in UIs, of UIs.130 million. The minimum capital required for financial houses, cooperatives with limited licenses and off-shore banks is UIs.91 million, UIs.19.5 million and US$4.5 million, respectively. At December 31, 2013, one UI was equal to Ps. 2.7421.

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As of December 31, 2013, financial institutions had on average a total capital to risk-weighted assets ratio above the ratio required by Banco Central.

In early 2003, the government began the restructuring of Banco Hipotecario’s operations and modification of its sources of funding. Banco Hipotecario ceased taking deposits other than pre-saving deposits denominated in local currency with respect to amounts intended to be applied together with the proceeds of a mortgage loan to purchase or build a property. In addition, Banco Hipotecario’s lending capacity was suspended by Banco Central while the restructuring process was underway and has recently been reestablished with respect to loans denominated in local currency only. The restructuring of Banco Hipotecario’s operations entailed a significant reduction of its payroll and branches throughout the country. To improve its capital structure, the government acquired from Banco Hipotecario several portfolios of non-performing and low quality loans and, in consideration of such assets, assumed certain liabilities incurred by Banco Hipotecario with Banco de la República in connection with the transfer of U.S. dollar-denominated deposits in 2003. Additional transfers of assets to the government and further assumption of Banco Hipotecario liabilities by the government were completed in 2010. As of December 31, 2013, Banco Hipotecario had US$ 1.6 billion of assets and US$ 732 million of capital. As of December 31, 2013, Banco Hipotecario remained in full compliance with current minimum capital adequacy ratios requirements.

The Uruguayan Banking System

Commercial banks in Uruguay typically provide full-service banking. Of the ten private banks operating in Uruguay as of December 31, 2013, eight were Uruguayan corporations majority owned by foreign banks and two were branches of foreign banks. In accordance with current legislation, the Republic guarantees the deposits of Banco de la República, Banco Hipotecario and of Banco Central, and the performance and payment obligations of Banco de Seguros del Estado. The operations of Banco Hipotecario are limited to taking local currency denominated deposits and making local currency denominated mortgage loans.

Nuevo Banco Comercial, which was created by the government with the purpose of acquiring the recoverable assets of three banks that were liquidated in December 2002, is subject to the laws and regulations applicable to private financial institutions, and its deposits are not guaranteed by the Republic. In June 2006, 100% of its common shares (representing 60.0% of Nuevo Banco Comercial’s equity) were acquired by a group of international investors led by Advent, an investment fund manager. In June 2011, Scotiabank Group, a Canadian company, acquired Advent’s participation in Nuevo Banco Comercial. In December 2012, Scotiabank Group acquired the remaining state-owned shares of Nuevo Banco Comercial, increasing its ownership interest to 100.0%.

Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and from nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members. There are two kind of licenses granted to financial cooperatives – the first limiting its financial operations to operating predominantly in pesos and imposing a fixed ceiling on the amount of individual loans, and the second having a broader scope and allowing cooperatives to perform the same operations as banks, and as a result of that making them subject to the same regulatory requirements. As of May 31, 2014, there were no savings associations holding broad banking licenses in Uruguay.

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Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of December 31, 2013, Banco de la República held approximately 43.2% of deposits of the private non-financial sector with the financial system (excluding off-shore banks and financial houses). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term loans for industrial and farming activities, as many private banks geared their business toward short-term loans. Certain private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.

The 2002 Banking Crisis

Volatility in Argentina at the end of 2001 initially caused an increase in deposits by non-residents with the Uruguayan banking system. As of December 31, 2001, U.S. dollar deposits in the financial system totaled US$14.2 billion compared to US$12.4 billion as of December 31, 2000. However, Uruguay’s two largest private banks were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002. Between December 2001 and January 2002, depositors withdrew a total of US$564 million those two institutions.

As of December 31, 2001, a subsidiary of Banco de Galicia y Buenos Aires S.A., was the second largest private bank in Uruguay, with assets of approximately US$1.7 billion and deposits of approximately US$1.3 billion. The adoption of foreign exchange controls by the Argentine authorities in December 2001 severely limited that entity’s access to liquidity. It depleted its liquid assets in January 2002 and did not qualify to receive liquidity assistance from Banco Central. Banco Central took control of the entity on February 13, 2002 and instituted a suspension of its operations. In May 2004, Banco Central revoked the entity’s banking license.

Banco Comercial was the largest private bank in Uruguay with US$2.0 billion in assets and US$1.3 billion in deposits as of December 31, 2001. Banco Comercial was the Uruguayan private bank with the largest branch network in the country. It provided payment services to numerous Uruguayan entities. Out of total deposits held with Banco Comercial as of December 31, 2001, approximately 25.0% were placed by non-residents. Banco Comercial was also affected by the Argentine crisis and, to an even greater extent, by the implication of a former board member and shareholder in alleged fraudulent activities involving the bank and its Argentine affiliate, Banco General de Negocios, as well as Compañía General de Negocios, a Uruguayan affiliate. On February 28, 2002, Uruguay and Banco Comercial’s three other shareholders (JP Morgan Chase, Credit Suisse First Boston and Dresdner Bank) each contributed US$33 million to the bank in exchange for 25.0% of the bank’s equity and replaced management. Banco Comercial also received US$10 million (net of repayments) in emergency liquidity lines from Banco Central and direct financial support from the Uruguayan government for an additional US$277 million. The capital contributions, together with the financial assistance, allowed Banco Comercial to continue operating during the first seven months of 2002. Banco Comercial lost approximately US$787 million (56.0% of its total deposits held for the non-financial sector) in U.S. dollar-denominated deposits between January 1, 2002 and July 30, 2002, when Banco Central declared a bank holiday and instituted a suspension of Banco Comercial’s operations. See “The Banking Sector—Banco Comercial Shareholder Dispute.”

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The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank, and removed its management.

Although the government received approximately US$500 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode. Between June 1 and July 30, 2002, total deposits in the financial system decreased by US$2.2 billion. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately continued for four business days).

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito.

On August 4, 2002, Congress passed Law 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extended the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario to three years, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

On August 4, 2002, Uruguay gained access to US$1.4 billion of additional assistance from the IMF, the World Bank and the IADB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.

On December 27, 2002, Congress enacted an amendment to the banking law (Law 17,613) aimed at strengthening the banking system. The law imposed reporting obligations on bank employees that acquire knowledge of irregularities, authorized the Superintendency of Financial Institutions to impose fines on the state-owned banks, and created a public register for bank shareholders. The law also provided the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002 and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expanded the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandated a deposit insurance program (which was implemented in March 2005). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, Nuevo Banco Comercial. Nuevo Banco Comercial, which was set up as a private bank, although its capital was initially owned by the government, acquired the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera), assumed certain deposits and commenced its operations in March 2003. The non-recoverable assets of the three liquidated banks are held by liquidation funds, which were initially managed by Banco Central and were subsequently transferred to a private asset management company following a public bidding process. Deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial entitle depositors to a pro rata share of the assets held by the corresponding liquidation fund.

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During the 2002 crisis, with the exception of the country’s two largest banks, foreign-owned banks in Uruguay funded deposit outflows from their own resources.

The share of NPLs on total loans issued to the non-financial sector increased during the 2002 crisis. For all active private institutions excluding off-shore banks, NPLs increased from 5.0% to 16.0% on a net basis (from 10.0% to 25.0% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation affected the ability of local borrowers that did not have access to foreign exchange revenues to pay back their debts, which were mostly denominated in dollars. The increase of NPLs also, however, reflected the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. In order to fund the deposit outflow, most banks ceased extending loans, thereby contributing to the increase in the share of NPLs.

Banco Central took measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution (“responsabilidad patrimonial básica”) and also issuing instructions to banks requiring that the value of any collateral be reappraised after July 30, 2002 so as to factor into such valuation the impact of the devaluation of the peso.

Uruguay’s Banking System Following the 2002 Crisis

During 2003 Uruguay’s banking system gradually recovered stability. While a gradual recovery of deposits by the banking system noted during the last quarter of 2002 was suddenly reversed with the withdrawal of approximately US$353 million of deposits between January 30 and February 7, 2003, beginning in March 2003, the level of deposits by the non-financial private sector started to increase. By December 2003 such deposits had reached US$7.6 billion (excluding deposits held with off-shore banks and financial houses). The successful reprofiling of the government’s foreign currency-denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected Uruguay’s banking system since the end of 2001.

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On February 28, 2003, Banco Central decided to liquidate Banco de Crédito, whose operations were suspended in August 2002. The decision was adopted after attempts to reach an agreement to transfer control to the minority shareholder failed. Banco Central had conditioned the transfer of control on a significant capital contribution and a strict business plan.

In 2003, the authorities introduced special liquid asset requirements with respect to deposits by non-residents to mitigate risks that could arise if runs on such deposits comparable to those observed during the 2002 crisis recurred.

The government also implemented certain structural reforms affecting state-owned banks. Following the transfer of all deposits to Banco de la República during the last quarter of 2002, the government streamlined the operations of Banco Hipotecario and limited its license to receive deposits. In December 2003, Banco de la República transferred a portion of its loan portfolio, comprised mainly of past due loans, to a financial trust. A special vehicle was established to administer the transferred loans under the terms of the arrangements setting up the financial trust, Banco de la República was entitled to receive proceeds arising from recoveries under the transferred the loans in accordance with a pre-set cash flow schedule. The government guaranteed the recovery rate contemplated in the trust agreement and agreed to cover any deficit if the recovery rate were not realized. This transfer improved Banco de la República’s percentage of NPLs to 1.3% in December 2009. The guarantee was never called upon and it was released in December 2006 as Banco de la República achieved better than expected cash flows, from the recoveries.

At December 31, 2004, the non-financial private sector’s deposits held with the banking system (excluding deposits held with off shore banks and financial houses), of which 89.5% were denominated in foreign currencies, stood at US$8.2 billion. Approximately 54.3% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. The improved liquidity of the financial institutions also extended to Banco de la República, which was able to commence the repayment of the deposits whose maturity had been extended in August 2002 on an accelerated basis.

As inflation rates dropped and the peso appreciated, interest rates declined, but this did not result in an immediate expansion of bank credit. See “Monetary Policy and Inflation.”

The weighted average interest rate for term deposits denominated in U.S. dollars increased from about 1.3% in 2005 to 2.5% in 2007, decreasing to 1% in 2008 and to 0.5% in 2009. Sight deposits, which accounted on average for 79% of total deposits, paid minimal interest in case of current accounts denominated in pesos and rates below 0.5% for savings accounts denominated in U.S. dollars. During the same period, real interest rates for deposits denominated in pesos (nominal rate minus inflation) remained negative.

Deposits during 2005 were largely denominated in foreign currencies, primarily U.S. dollars. In March 2005, the government established a deposit insurance regime to protect holders of U.S. dollar-denominated deposits of up to US$5,000 and peso-denominated deposits of up to the current equivalent of US$20,000 coverage in the event of a liquidation of the bank where such deposits are held. The government provided initial support for this regime through a US$20 million loan plus an additional credit line of US$40 million which are expected to be replaced over time by insurance premiums to be paid by the financial institutions on account of deposits taken.

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In the first quarter of 2005 Banco de la República completed the repayment of time deposits whose maturity was extended in August 2002 as part of the solution of the banking crisis. Since 2004, when Banco de la República commenced the repayment of these deposits, amounts exceeding 90.0% of the deposits repaid have been voluntarily deposited with Banco de la República.

During 2005, the non-financial private sector’s deposits with the banking system and solvency ratios improved and the share of NPLs on total loans, decreased. Deposits (including deposits in off-shore banks) increased by US$222 million in 2005, to a total of US$9.4 billion as of December 31, 2005. Despite the increase in deposits, credit extended to the non-financial sector remained relatively stable during 2005. Solvency ratios of the banking system on average remained above the 10.0% total capital to risk-weighted asset ratio required by Banco Central and 6.4% above the level at December 31, 2004. At December 31, 2005, the regulatory capital of private banks (including Nuevo Banco Comercial) was 2.2 times above the minimum regulatory requirement, while capital of the Banco de la República was at 2.1 times the minimum requirement. Finally, the share of NPLs on total loans (based on payment delinquencies) of private banks (including Nuevo Banco Comercial) decreased from 7.6% in December 2004 to 3.6% in December 2005, while it remained within a range of 7.0% and 8.0% in 2005 for Banco de la República.

In March 2005, the operations of COFAC were first suspended by Banco Central when it became apparent that its capitalization was insufficient to support its continued operations. After a US$39 million increase in COFAC’s equity (resulting primarily from the capitalization of certain creditors’ deposits), the rescheduling of a portion of the time deposits held at COFAC, the amendment of their corporate governance rules and the approval of a plan to reduce costs by 30%, the Uruguayan bank supervisory authority allowed COFAC to resume its operations. On February 1, 2006, Banco Central suspended COFAC’S activities for a second time following a run on its deposits in January 2006. COFAC also failed to meet the conditions imposed by Uruguayan bank regulators in March 2005, which included maintaining its net worth over the minimum capital requirements established by prudential regulation and reducing its operational deficit when COFAC confronted a liquidity crisis. On March 9, 2006, for the first time since it was established in 2005, the SPAB began honoring insurance claims for deposits made with COFAC covering substantially all eligible deposits within a period of two months for an amount totaling nearly US$50 million. After the analysis of a business plan submitted by the Venezuelan government-owned development bank – BANDES – in connection with an application made for a license to operate as a bank in Uruguay, the authorized new institution, Bandes Uruguay S.A., purchased most of COFAC’s assets and remaining deposits. Bandes Venezuela discharged all amounts COFAC owed the SPAB.

In 2008, the Uruguayan financial system suffered some of the impacts of the global financial crisis, mainly affecting bank earnings. Deposits of the non-financial sector with the financial system (excluding the central government and social security agencies) increased in 2008 by 19.0% or US$2.1 billion up to US$13.3 billion and grew again in 2009 by 19.0%, or US$2.6 billion, totaling US$15.9 billion as of December 31, 2009. Credit extended to the domestic private sector by the banking system also increased from US$6.9 billion in 2008 to US$7.2 billion in 2009. The share of NPLs to total loans (based on payment delinquencies) stood at 1.7% as of December 31, 2009.

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Regulatory capital as of December 31, 2009 increased with respect to 2008, representing 16.7% of risk-weighted assets (excluding Banco Hipotecario). During 2009, bank credit to enterprises and individuals represented approximately 25% of Uruguay’s GDP.

In 2010, deposits of the non-financial private sector with the banking system increased by 17.0% or US$2.6 billion to US$17.9 billion (74.2% denominated in U.S. dollars) as of December 31, 2010. Credit extended to the domestic private sector by the banking system also increased from US$7.2 billion in 2009 to US$8.6 billion in 2010. The share of NPLs to total loans (based on payment delinquencies) stood at 1.1% (excluding Banco Hipotecario) as of December 31, 2010.

Regulatory capital as of December 31, 2010 increased with respect to 2009, representing 16.8% of risk-weighted assets (excluding Banco Hipotecario). During 2010, bank credit to enterprises and individuals represented approximately 22% of Uruguay’s GDP.

In 2011, deposits of the non-financial private sector with the banking system increased by 15.0%, from US$17.9 billion in 2010 to US$20.6 billion (73.6% denominated in U.S. dollars) as of December 31, 2011. Credit extended to the domestic private sector by the banking system also increased from US$8.6 billion in 2010 to US$ 10.4 billion in 2011. The share of NPLs to total loans (based on payment delinquencies) stood at 2.7% as of December 31, 2011 (1.3% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2011 represented 15.6% of risk-weighted assets (including Banco Hipotecario). During 2011, bank credit to the non-financial sector represented approximately 24% of Uruguay’s GDP.

In 2012, deposits of the non-financial private sector with the banking system increased by 12.4%, from US$20.6 billion in 2011 to US$23.2 billion (73.9% denominated in U.S. dollars) as of December 31, 2012. Credit extended to the domestic private sector by the banking system also increased from US$10.4 billion in 2011 to US$ 12.2 billion in 2012. The share of NPLs to total loans (based on payment delinquencies) stood at 2.3% as of December 31, 2012 (1.5% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2012 represented 15.7% of risk-weighted assets (including Banco Hipotecario). During 2012, bank credit to the non-financial sector represented approximately 24% of Uruguay’s GDP.

In 2013, deposits of the non-financial private sector with the banking system increased by 8.9%, from US$23.2 billion in 2012, to US$25.3 billion (75.3 % primarily denominated in U.S. dollars) as of December 31, 2013. Credit extended to the domestic private sector by the banking system also increased from US$12.2 billion in 2012 to US$ 13.8 billion in 2013. The share of NPLs to total loans (based on payment delinquencies) stood at 1.8% as of December 31, 2013 (1.3% excluding Banco Hipotecario).

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Regulatory capital as of December 31, 2013 represented 15.4% of risk weighted assets (including Banco Hipotecario). During 2013, bank credit to the non-financial sector represented approximately 25% of Uruguay’s GDP.

The authorities continue to monitor the overall condition of the banking sector closely with a view to taking early action on a case-by-case basis and correcting any trend that could adversely affect the banking system as a whole.

The following tables set forth classifications of loan assets of the Uruguayan banking system as of November 30, 2013:

Classification of Aggregate Assets of the Uruguayan Banking System(1)
(as of November 30, 2013 in millions of Uruguayan pesos)

	1A	1B	1C	2A	2B	3	4	5	Total
Banco de la República	115,781	1,683	64,214	11,405	17,383	13,308	5,069	2,716	231,559
Privately owned banks	14,215	0	135,439	29,934	25,047	6,643	5,711	1,621	218,610
Financial houses	727	0	1,365	178	287	154	49	15	2,775
Off-shore banks	148	0	1,251	2,197	802	453	841	0	5,692
Cooperatives	0	0	259	2	28	45	4	32	370
Total	130,871	1,683	202,528	43,716	43,547	20.603	11,674	4,384	459,006
Percentage	28,5%	0,4%	44,1%	9,5%	9,5%	4,5%	2,5%	1,0%	100.0%

(1)	Classification based on credit risk analysis. Gross credit and contingent risks to the financial and non-financial sector.

Source: Banco Central.

Credit Classification of the Banking System(1)
(Based on payment behavior of clients)
(as of December 31, 2013)

Institution Type	Performing Loans	NPLs
Banco de la República	99.5%	0.5%
Banco Hipotecario del Uruguay	95.4%	4.6%
Private banks	99.7%	0.3%
Cooperatives	98.9%	1.1%
Financial houses	98.7%	1.3%
Off-shore banks	100.0%	0.0%
Total	99.4%	0.6%

(1)	Loans to both financial and non-financial sector, net of provisions.

Source: Banco Central.

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Total Provisions of the Banking System for
Gross NPLs(1)
(as of December 31, 2013)

Institution Type	Provisions
Banco de la República	382.4%
Banco Hipotecario del Uruguay	122.5%
Private banks	218.1%
Cooperatives	158.3%
Financial houses	104.4%
Total	242.3%

(1)	Total provisions as a percentage of gross NPLs loans to financial and non-financial sector.

Source: Banco Central.

The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.

The Uruguayan Financial System

	As of December 31,
	2009	2010	2011	2012	2013
	(Number)	(Number)	(Number)	(Number)	(Number)	(Loans)(2)	(Deposits)(3)
Financial Institutions:
State-owned	2	2	2	2	2	42.5%	43.8%
Privately-owned(1)	21	21	20	20	18	57.4%	56.2%
Cooperatives	1	1	1	1	1	0.1%	0.1%
Total	24	24	23	23	21	100.0%	100.0%

(1)	At December 31, 2013, includes ten banks, five financial houses and three off-shore agencies (IFEs).
(2)	Loans to non-financial sector, net of provisions.
(3)	Non-financial private sector deposits.

Source: Banco Central.

The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.

Bank Credit to the Private Sector
(% of total credit)

	As of December 31,
	Banco Central		Private Commercial Banks(1)		Banco de la República
	Pesos	Foreign Currency	Pesos	Foreign Currency	Pesos	Foreign Currency
2009	1.0%	0.8%	16.0%	46.5%	17.8%	17.9%
2010	0.8%	0.1%	16.3%	44.4%	21.6%	16.8%
2011	0.6%	0.3%	16.2%	43.1%	24.1%	15.8%
2012	0.5%	0.3%	18.9%	44.4%	20.5%	15.4%
2013	0.5%	0.3%	18.5%	45.3%	19.4%	16.9%

(1) Includes private banks, financial houses and financial cooperatives.

Source: Banco Central.

Since the early 1980’s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in U.S. dollars. At December 31, 2013, the amount of credit denominated in foreign currencies represented 53.5% of total credit to the non-financial private sector, including Banco Hipotecario.

The Uruguayan financial sector also includes four domestic and ten foreign insurance companies (including the state-owned insurance company). Insurance companies are regulated on a variety of matters by Law 16,426, dated October 14, 1993, Decree 354/94, dated August 17, 1994, and several circulars issued by the Superintendencia de Servicios Financieros of Banco Central.

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SECURITIES MARKETS

Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. In September 1994, BEVSA, the Electronic Stock Exchange, was established for use exclusively by banks and other financial institutions. Foreign exchange transactions and certificates of deposit account for most of the amount traded in the Electronic Stock Exchange.

As of December 31, 2009, the aggregate securities trading volume on both exchanges totaled US$7.6 billion. In 2010, total trading volume increased to US$8.9 billion. In 2011, the aggregate securities trading volume increased to US$ 12.1 billion, mainly as a result of an increase in the issuance of certificates of deposits by private banks. In 2012, total trading volume increased again to US$24.5 billion. This increase was driven by a growth in transactions with certificates of deposit issued by private banks, and an increase in central government securities. In 2013, total trading volume increased to U.S.$40 billion, primarily as a result of changes to the regulatory framework that restricted the number of participants in the primary market of public sector securities with the aim of increasing secondary market transactions of public sector securities. As a result of these changes, trading volume in 2013 is not comparable to 2012.

Consolidated Montevideo Stock Exchange &
Electronic Stock Exchange Securities Trading Volume
(in millions of US$)

	2009	2010	2011	2012	2013
Private sector securities:
Equities	US$ 0	US$ 4	US$ 1	US$ 1	US$ 55
Bonds	124	20	75	25	4
Certificates of deposit and other	5,999	7,417	10,559	19,713	16,883
Total private sector securities(1)	US$ 6,123	US$ 7,441	US$ 10,635	US$ 19,739	US$ 16,942
Public sector securities:
Central Government	1,471	1,438	1,443	4,658	23,018
Public enterprises	1	56	15	109	43
Total public sector securities	1,472	1,494	1,458	4,767	23,062
Total	US$ 7,595	US$ 8,935	US$ 12,093	US$ 24,507	US$ 40,004
Number of listed companies:
Equities	10	10	10	7	7
Bonds and other debt issuers	47	50	51	55	51
Total	57	60	61	62	58

Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

The Uruguayan securities market has been undergoing institutional, legal and operational changes aimed at attaining greater levels of activity. Banco Central, through the Superintendencia de Servicios Financieros, has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as periodic reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. The basic regulatory framework for the Uruguayan securities market is set forth in Law No. 18,627 (issued in 2009 to replace Law No. 16,749) governing public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defining the necessary characteristics and terms for the regulation and supervision of mutual funds and providing management guidelines and professional secrecy and adequacy standards.

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PUBLIC SECTOR FINANCES

The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies), financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The Uruguayan public sector accounts reflect the revenues and expenditures of the central government, including local governments, non-financial public sector institutions, Banco de Seguros del Estado and financial public sector institutions. Central government expenditures are financed chiefly through tax collections, domestic and external borrowings, and transfers from state-owned companies. Tax collections comprise value-added taxes, excise taxes, corporate income taxes, net worth taxes, tariffs and other minor taxes. Since the July 2007 tax reform, income tax (personal and corporate) became an important source of central government revenues. Borrowings were constrained in 2002 and early 2003 until a reprofiling of the government’s outstanding debt was completed. Central government expenditures consist primarily of wages, salaries and transfers to the social security system, with interest on public debt and the purchase of goods and services accounting for most of the balance. Banco Central generally runs deficits principally due to interest payments on deposits of the financial sector net of remunerated assets, and its own operational costs.

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The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.

Public Sector Finances
(in millions of US$ and % of total GDP)

	2009(1)		2010(1)		2011(1)		2012(1)		2013(1)
NON FINANCIAL PUBLIC SECTOR REVENUES	US$ 8,780	29.0%	US$ 11,732	30.2%	US$ 13,481	29.0%	US$ 14,200	28.5%	US$ 16.948	30.6%
Central Government	6,428	21.2	8,350	21.5	9,868	21.2	10,209	20.5	11,875	21.4
Value-added taxes	3,120	10.3	3,921	10.1	4,634	10.0	4,959	9.9	5,418	9.8
Other taxes on goods and services	771	2.5	1,024	2.6	1,239	2.7	1,271	2.5	1.352	2.4
Income taxes (corporate and personal)	1,508	5.0	1,978	5.1	2,333	5.0	2,531	5.1	3,138	5.7
Taxes on capital	371	1.2	433	1.1	507	1.1	550	1.1	610	1.1
Foreign trade taxes	312	1.0	422	1.1	546	1.2	574	1.2	635	1.1
Other	346	1.1	571	1.5	609	1.3	323	0.6	723	1.3
Social Security Revenues (BPS)	1,904	6.3	2,478	6.4	3,105	6.7	3,572	7.2	4,196	7.6
Public Enterprises Primary Balance	447	1.5	904	2.3	508	1.1	419	0.8	877	1.6

NON FINANCIAL PUBLIC SECTOR PRIMARY EXPENDITURES	US$ 8,536	28.2%	US$ 11,075	28.5%	US$ 12,648	27.2%	US$ 14,319	28.7%	US$ 16,735	30.2%
Central Government - Banco de Previsión Social (BPS) Current Primary Expenditure	7,462	24.7	9,649	24.9	11,372	24.5	12,886	25.8	14,764	26.7
Wages and salaries	1,574	5.2	1,954	5.0	2,329	5.0	2,557	5.1	2,821	5.1
Non personnel expenditures	1,150	3.8	1,463	3.8	1,645	3.5	1,812	3.6	2,130	3.8
Pension payments(2)	2,737	9.0	3,538	9.1	4,180	9.0	4,569	9.2	5,142	9.3
Transfers(2)	2,002	6.6	2,694	6.9	3,218	6.9	3,948	7.9	4,671	8.4
Investment(3)	1,074	3.5	1,426	3.7	1,276	2.7	1,433	2.9	1,971	3.6
Local Governments Primary Balance(4)	95	0.3	(8)	0.0	48	0.1	(38)	(0.1)	(38)	(0.1)
Banco de Seguros del Estado (BSE) Primary Balance(4)	49	0.2	142	0.4	83	0.2	97	0.2	88	0.2

NON FINANCIAL PUBLIC SECTOR PRIMARY BALANCE	US$ 387	1.3%	US$ 791	2.0%	US$ 963	2.1%	US$ (60)	(0.1)%	US$ 263	0.5%
Banco Central Primary Balance	(29)	(0.1)	(35)	(0.1)	(41)	(0.1)	(22)	(0.0)	(40)	(0.1)
PUBLIC SECTOR PRIMARY BALANCE	US$ 358	1.2%	US$ 756	1.9%	US$ 923	2.0%	US$ (82)	(0.2)%	US$ 222	0.4%
Interest Payments	881	2.9	1,186	3.1	1,357	2.9	1,297	2.6	1,557	2.8
Central Government	863	2.8	956	2.5	1,163	2.5	1,188	2.4	1,364	2.5
Public Enterprises	43	0.1	54	0.1	40	0.1	38	0.1	64	0.1
Local Governments	6	0.0	7	0.0	6	0.0	5	0.0	5	0.0
Banco Central	12	0.0	225	0.6	219	0.5	147	0.3	215	0.4
Banco de Seguros del Estado	(43)	(0.1)	(56)	(0.1)	(70)	(0.2)	(81)	(0.2)	(90)	(0.2)

PUBLIC SECTOR OVERALL BALANCE (SURPLUS/(DEFICIT))	US$ (523)	(1.7)%	US$ (430)	(1.1)%	US$ (434)	(0.9)%	US$ (1,380)	(2.8)%	US$ (1,335)	(2.4)%

__________________

(1) Preliminary data.

(2) Prepayments made in March 2009 are reflected under “Transfers.”

(3) Includes investments by state-owned enterprises.

(4) Primary balance by funding sources (Source: Banco Central).

Source: Ministry of Economy and Finance based on Tesorería General de la Nación, Contaduría General de la Nación, Banco de Previsión Social, Oficina de Planeamiento y Presupuesto and Banco Central.

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In the late 1980’s the government had large deficits, and by 1989 public sector finances had deteriorated considerably. During the early 1990s, the government tightened fiscal policies and improved its financial condition. However, until 1995, the consolidated public sector deficit grew due primarily to higher transfers to social security and greater public expenditures generally. Although after 1995 the consolidated public sector deficit was reduced, in 1999 a recession affected the Uruguayan economy and had an adverse impact on public sector accounts. While revenues decreased as a result of the contraction of the economy overall, expenditures were not adjusted downwards and instead increased. In 2000, 2001 and 2002 public sector finances deteriorated further. During 2003, in the aftermath of the economic and financial crisis of 2002, the government adopted measures intended to generate sustainable primary surpluses. During 2003, 2005, 2006 and 2007, the government achieved non-financial primary surpluses. In 2008, however, the government registered a non-financial primary deficit.

In 2009, non-financial public sector primary expenditures totaled US$8.5 billion, an increase of 8.9% compared to 2008. Non-financial public sector revenues in 2009 totaled US$8.8 billion, an increase of 7.6%, compared to 2008. The public sector overall balance registered a deficit of US$523.0 million (1.7% of GDP), while the public sector primary balance dropped to 1.2% of GDP. The increase in the fiscal deficit was principally due to the impact of the drought that affected the Uruguayan basin and also to the global financial crisis.

In 2010, non-financial public sector primary expenditures totaled US$11.1 billion, an increase of 29.8% compared to 2009. Non-financial public sector revenues in 2010 totaled US$11.7 billion, an increase of 33.6%, compared to 2009. The public sector overall balance registered a deficit of US$430.0 million (1.1% of GDP), while the public sector primary balance registered a surplus of US$756.0 million (1.9% of GDP).

In 2011, non-financial public sector primary expenditures totaled US$12.6 billion, an increase of 14.2% compared to 2010. Non-financial public sector revenues in 2011 totaled US$13.5 billion, an increase of 15.0%, compared to 2010. The public sector overall balance registered a deficit of US$434.0 million (0.9% of GDP). The public sector primary balance registered a surplus of US$923.0 million (2.0% of GDP).

In 2012, non-financial public sector primary expenditures totaled US$14.3 billion, an increase of 13.2% compared to 2011. Non-financial public sector revenues in 2012 totaled US$14.2 billion, an increase of 5.3% compared to 2011. The public sector overall balance registered a deficit of US$1.4 billion (2.8% of GDP). The public sector primary balance registered a deficit of US$80.0 million (0.2% of GDP). The increase in the overall public sector balance deficit stems largely from non-recurring factors, including a severe drought that increased UTE’s power generation costs by 1.0% of GDP and the impact of the payments involved in the settlement of the shareholder dispute arising from the 2002 liquidation of Banco Comercial (representing approximately 0.4% of GDP). For more information see “The Banking Sector—Banco Comercial Shareholder Dispute.”

In 2013, non-financial public sector primary expenditures totaled US$16.7 billion, an increase of 16.9% compared to 2012. Non-financial public sector revenues in 2013 totaled US$ 16.9 billion, an increase of 19.4% compared to 2012. The public sector overall balance registered a deficit of US$ 1.3 billion (2.4% of GDP). The public sector primary balance registered a surplus of US$ 0.3 billion (0.4% of GDP). The decrease in the public sector overall deficit is attributable to an increase in central government revenues, which amounted to 20.2% of 2013 GDP, and the recovery of the primary balance of the public enterprises, mostly due to UTE's lower electric generation costs.

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The above-mentioned deficit figure includes contributions made to the Energy Stabilization Fund of about 0.3% of GDP. The Fund’s assets (mainly liquid) are fully available to help mitigate fluctuations in the deficit and/or in public tariffs, for instance, in case of a drought that would impact adversely on UTE’s electricity generation costs.

The following table sets forth the composition of the government’s tax revenues for the periods indicated:

Composition of Tax Revenues

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
Value-added taxes (VAT)	54.9%	54.0%	52.9%	53.9%	51.8%
Other taxes on goods and services	13.6	14.1	14.2	13.8	12.9
Income taxes (corporate)	26.6	27.2	26.6	27.5	30.0
Taxes on capital	6.5	6.0	5.8	6.0	5.8
Foreign trade taxes	5.5	5.8	6.2	6.2	6.1
Other taxes	0.9	0.5	1.6	0.8	1.0
Tax refunds	(8.0)	(7.6)	(7.3)	(8.2)	(7.7)
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Preliminary data.
Source: Ministry of Economy and Finance.

In 2009, central government revenues represented 21.2% of GDP, driven by income and capital tax collections. Since 2010, central government revenues have continued to increase due to higher tax collection, mainly driven by goods and services taxes (including VAT) and income tax collections.

Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. Following the 2007 tax reform, most products and services are taxed at a rate of 22%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 10%, and certain other products and services, including securities, precious metals and export services, are exempted from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is currently levied at a flat rate of 25.0%, taxing all corporate profits of a Uruguayan source. Import and export taxes are based on published tariff schedules. The 2007 tax reform introduced personal income taxes on a progressive scale, covering revenues of Uruguayan source, with rates ranging from 10% to 25%. As initially adopted, the personal income tax introduced in July 2007 applied to all taxpayers, including retirees. Numerous claims challenging the constitutionality of the measure were brought and, initially, the Uruguayan Supreme Court ruled in favor of the plaintiffs but it later reversed its rulings and upheld the tax reform. However, the government derogated the initial regulation and submitted a bill reducing the impact of personal income tax on retirees. Congress approved the bill, which became effective in July 2008.

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The following table sets forth public sector borrowings and repayments for the periods indicated.

Public Sector Borrowings and Repayments(1)

(in millions of US$ and % of total GDP)

	2009		2010		2011		2012		2013
Monetary liabilities(2)	US$ 204	0.6%	US$ 118	0.3%	US$ 515	1.1%	US$ 510	1.1%	US$ 571	1.2%
Treasury bonds & bills	1,150	3.7	1,543	4	1,605	3.4	2,662	5.6	3,165	6.7
Brady Bonds	0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
Loans(3)	1,567	5.0	(414)	(1.1)	(76)	(0.2)	69	0.1	(922)	(2.0)
Net deposits(4)	95	0.3	(818)	(2.1)	911	1.9	1,815	3.8	1,459	3.1
Net international reserves	(1,633)	(5.2)	335	0.9	(2,367)	(5)	(3,251)	(6.9)	(2,908)	(6.2)
Other(5)	(810)	(2.6)	(352)	(0.9)	(125)	(0.3)	(452)	(1)	(70)	(0.1)
Net borrowing requirements	US$ 573	1.8%	US$ 413	1.0%	US$ 464	1.0%	US$1,354	2.9%	US$ 1,294	2.8%

____________________

(1)	Represents aggregate borrowings in year indicated less aggregate repayments for such year. Negative numbers represent net repayments by the Public Sector, while positive numbers mean net borrowings by the Public Sector. The overall balance reflects the Net Borrowing Requirements of the Public Sector.
(2)	Monetary Liabilities include Monetary Base, Call and reserve deposits in pesos and Treasury Bills in pesos.
(3)	“Loans” includes both domestic and foreign loans. Since August 2002 includes loans related to the FSBS.
(4)	“Net deposits” means deposits by public sector with banking sector net of credits.
(5)	“Others” includes the remaining fluctuations in assets and liabilities of the Non Financial Public Sector and Banco Central.

Source: Banco Central.

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FISCAL POLICY

2010-2014 Budget

The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to the Congress every five years for its approval.

The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditure increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. Since 1986, public expenditure estimates are periodically corrected for expected inflation. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.

On December 27, 2010, President Mujica signed into law the five-year budget for the 2010-2014 period. The budget reflects the government’s priorities of achieving long-term growth and debt-sustainability balanced with an increase in infrastructure and social spending. The 2010-2014 budget is based on a medium-term macroeconomic framework and contains revenue projections and expenditure ceilings. See “Fiscal Policy—2010-2014 Budget.”

The budget establishes a plan for decreasing consolidated public sector deficit from 1.2% of GDP in 2010 to 0.7% of GDP in 2015, and reducing public debt from 69.0% of GDP in 2009 to 40.0% of GDP in 2015. The budget contemplates a decline in interest payments as a percentage of GDP, stipulates periodic revenue performance assessments and authorizes the government to lower spending should revenues be less than budgeted for any given period. The budget also contemplates an increase in primary surplus from 2.0% of GDP in 2010 to 2.3% of GDP in 2015. The government seeks to earmark increased revenues for expanded infrastructure investments and social expenditures.

The government’s medium-term strategy, as outlined in the 2010-2014 budget, is divided into seventeen program areas (“Program Areas”) providing for policies that are expected to continue to transcend the term of the current administration. These Program Areas reflect fiscal policy’s ultimate goals, provide additional elements to analyze the budget and public spending in general, and facilitate the population’s monitoring of government decisions. The projected funding for the Program Areas is consistent with the objective of reducing public debt and strengthening the fiscal policy.

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In terms of budget allocation, education, infrastructure, public safety and housing are the most important Program Areas and governmental action to further their development entails:

•	achieving high quality public education through broad access to education, a commitment to innovation and the promotion of scientific and technological knowledge, with an annual budgetary allocation equivalent to 4.5% of GDP;
•	repairing and maintaining road infrastructure, as well as extending the road network;
•	designing and executing public safety policies, professionalizing law enforcement and improving police personnel’s working conditions and remuneration;
•	improving housing conditions, through significant investment under a Five-Year Housing Plan, as well as tax incentives to promote construction of affordable housing;
•	promoting public-private partnerships to undertake a broad range of investments in logistic, port and airport infrastructure, aimed at consolidating Uruguay as a regional logistics hub;
•	transforming and strengthening institutions and improving governance, and
•	innovating human resources policies, related to income, mobility and training of public officials, by establishing variable pay depending upon performance.

In 2010, fiscal deficit decreased by 29.4% to 1.1% of GDP, compared to 1.7% of GDP in 2009.

In 2011, fiscal deficit represented 0.9% of GDP in line with the projected deficit of 1.0% of GDP in the five-year Budget 2010-2014.

For 2012, the government revised the fiscal deficit target to 1.7% of GDP compared with the projected target of 0.9% in the Budget 2010-2014. Nonetheless, in 2012, overall public sector deficit represented 2.8% of GDP, due to the impact of the drought on UTE’s projected results of operations and the impact of the payments involved in the settlement of the shareholders dispute arising from the 2002 liquidation of Banco Comercial. For more information see “The Banking Sector—Banco Comercial Shareholder Dispute”).

In 2013, non-financial public sector primary expenditures totaled US$16.7 billion, a 16.9% increase compared to 2012. Non-financial public sector revenues in 2013 totaled US$ 16.9 billion, representing a 19.4% increase compared to 2012. In 2013, the overall public sector deficit represented 2.4% of GDP (as compared to 2.8% of GPD in 2012). The public sector primary balance surplus of US$ 0.3 billion (0.4% of GDP) is attributable to an increase in central government revenues of 0.9% of GDP and the recovery of the primary balance of the public enterprises, mostly due to UTE’s lower electricity generation costs.

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In June 2013, the government submitted its annual report on the execution of the Budget 2010-2014 (“Rendición de Cuentas”) for fiscal year 2012 to the Congress. As of the date of this annual report, Congress had not yet approved the Rendición de Cuentas.

The following table shows the government’s main macroeconomic assumptions and policy targets for 2014.

Main Macroeconomic Assumptions and Policy Target for 2014

Real GDP growth	3%
Annual Average Domestic Inflation (CPI)	8.5%
Public Sector Primary Balance	0.5% of GDP
Public Sector Overall Balance	(2.4)% of GDP
Real Wage Growth	3%
Current Account Balance	(4.0%) of GDP

Source: Ministry of Economy and Finance.

The government targets a primary public sector surplus of 0.5% of GDP for 2014, compared to a surplus of 0.4% of GDP in 2013, to a deficit of 0.2% of GDP in 2012 and to a surplus of 2.0% of GDP in 2011. In addition, the government targets a public sector deficit of approximately 2.4% of GDP for 2014, compared to 2.4% of GDP in 2013, 2.8% of GDP in 2012 and 0.9% of GDP in 2011. Interest payments on public debt are expected to represent 2.9% of GDP in 2014.

The figures set forth above represent the government’s forecast with respect to the Uruguayan economy for 2014. While the government believes that these assumptions and targets were reasonable when formulated, some are beyond its control or significant influence, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results for 2014 will not differ materially from the figures set forth above.

Social Security

Since 1987, the government has been making efforts to reform Uruguay’s social security system, which is characterized by a structural deficit and which for many years absorbed an increasing percentage of Uruguay’s GDP. Uruguay’s social security system was until recently a government administered “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit.

In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:

•	replacing the old pooled-resource system with a system designed to develop over the years in which a portion of each worker’s contribution will be deposited in individual investment accounts;
•	increasing the minimum number of work years for eligibility of benefits to 35 years;
•	making the capitalization regime mandatory for those forty years old or younger; and

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•	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.

Individual contributions to the social security system are administered and invested by private pension fund administrators, or pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation. Since then, they have been permitted to decrease these holdings by 5% to 10% per year up to a minimum investment requirement of 30%, requiring at the same time a maximum limit of 60%. Since 2010 the maximum limits on both Uruguayan government bonds (60%) and Banco Central notes (30%) have been merged into an individual limit of 90%, which will converge to 75% in 2015. The lower limit has been abandoned.

A system that permits the tracking of individual contributions, which is essential for improving the administration of contributions and pension benefits, has also been established. The operations of Uruguay’s bank for social welfare and the state pension fund administration are also being modernized and decentralized. Because a substantial portion of the social security system will continue to operate as a “pay-as-you-go” system, these reforms are not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but are intended to reduce the deficit over time. In addition, the reforms are expected to induce savings and enhance the development of a domestic securities market.

The number of Uruguayans over the age of 65 has increased during the last two decades. The following table sets forth historical and projected information regarding Uruguayans above retirement age for the periods indicated.

	Uruguayans Above Retirement Age
	1975	1985	2000	2010	2025
65-79 years	226,034	268,154	334,633	336,917	401,695
80 years and above	46,782	60,736	94,537	119,587	149,281
Total	272,816	328,890	429,170	456,504	550,976

Source: National Statistics Institute.

The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased demand on the social security system. Significantly increased demand is not expected until the period 2010–2015. Relatively high rates of emigration of Uruguayans during the 1960’s and 1970’s and a prior reform of the social security system in 1979 contributed to easing the pressure on the social security system.

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PUBLIC SECTOR DEBT

On July 8, 2009 and November 17, 2011, Congress passed Law No. 18,519 and Law No. 18,834, respectively, which amended National Debt Law No. 17,947. Under the National Debt Law, as amended, the government may incur debt, provided that the net debt of the government on the last day of the prior fiscal year shall not exceed by an amount set forth in the National Debt Law for each fiscal year the outstanding net public debt as of the last day of the preceding fiscal year. The amounts set forth in the National Debt Law for any given year can be doubled if extraordinary and unforeseen circumstances occur. For 2009 and 2010, the amount of debt over and above the net debt outstanding as of the last day of the prior fiscal year contemplated in the National Debt Law was US$350.0 million. Pursuant to No. 18,834 (the Rendición de Cuentas for fiscal year 2010, relating to the Budget 2010-2014 approved by Congress), the government increased for each of the years 2011 to 2014 this amount to 5.5 billion UIs per year (equivalent to approximately US$705.1 million as of December 31, 2013).

Historically, deposits of the non-financial public sector held with Uruguay’s banking system were deducted from Uruguay’s gross public sector debt. According to a new reporting methodology adopted by the government in March 2013 following the criteria used by the IMF and the World Bank, deposits of the non-financial public sector held with Uruguay’s banking system are not deducted from Uruguay’s gross public sector debt and are recorded as non-financial public sector assets. Uruguayan statistics are consistent with statistics published by other countries that follow the IMF and World Bank’s methodology. Figures for previous years have been restated following this new methodology.

Domestic Debt

Uruguay defines domestic debt as all peso-denominated debt and foreign currency-denominated debt known to be held by Uruguayan residents. Uruguay’s consolidated public sector deficits have been financed primarily through the issuance of U.S. dollar-denominated Treasury bills and bonds placed in the domestic market, as well as multilateral financing. In 1993, the government covered part of the deficit by drawing on Banco Central. Treasury bills and bonds dominate the local financial market where the government has issued both short-and long-term instruments. Short-term instruments are issued in U.S. dollars (with current maturities of up to 2 months) and pesos (with a wide variety of maturities).

In April 2002, the government suspended auctions of Treasury bills denominated in U.S. dollars due to unfavorable market conditions. However, Banco Central began auctioning Treasury bills denominated in pesos to conduct open market operations in the framework of the new monetary policy. See “Monetary Policy and Inflation—Monetary Policy.” In January 2003, Banco Central resumed auctioning 1-year Treasury bills denominated in U.S. dollars as financial agent of the government and, in March 2004, the monetary authority began auctioning 3-year CPI-indexed (UI) Treasury bills. In April 2004, Banco Central commenced auctioning 1½-year Treasury bills denominated in U.S. dollars. During 2005, Banco Central issued instruments denominated in U.S. dollars, pesos and UIs, with varying maturities which were determined taking into account market conditions as well as monetary policy objectives. Since 2006, Banco Central has issued UI and peso-denominated bills, for its own account and on behalf of the government. UI denominated securities are issued as instruments of monetary policy as well as to raise revenues for the government.

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In July 2009, the government accessed the domestic capital markets, and issued securities in that market for a total of US$113.9 million through December 2009, for the first time since September 2008. In 2010, the government issued treasury notes in domestic currency indexed to UI for a total of US$582.0 million.

In January 2011, the government issued and offered in the domestic market different series of medium and long-term treasury notes denominated in pesos and in peso-denominated linked to CPI having an aggregate principal amount equivalent to US$1.3 billion. Investors paid for an aggregate principal amount equivalent to US$1.1 billion of such bonds by tendering short-term securities of Banco Central. Similarly, during 2011 the government issued additional peso-denominated and peso denominated linked to CPI treasury notes having an aggregate principal amount equivalent to US$758.0 million.

In March 2012, Uruguay issued and offered bonds denominated in pesos and in pesos linked to UI in the domestic market for an aggregate principal amount equivalent to US$826 million. Investors paid for an aggregate principal amount equivalent to US$447 million of such bonds by tendering short-term securities of Banco Central. Similarly, during 2012 an aggregate principal amount equivalent to US$650 million in debt was issued in additional peso-denominated and peso-denominated linked to CPI treasury notes.

In 2013, the government issued peso-denominated and peso-denominated linked to CPI treasury notes for an aggregate principal amount equivalent to US$587 million.

In March 2014, the government issued 30-year treasury notes (linked to the IMS -Average Wage Index) for an aggregate principal amount equivalent to US$1.0 billion. These treasury notes were exchanged for short-term Banco Central securities and central government treasury notes held by Banco de Seguros del Estado (BSE).

In addition, in March 2014 the government established an issuance program in the domestic market for the April-September 2014 period. Under this program, Uruguay offers peso-denominated linked to CPI treasury notes due 2020 and 2022 for up to an aggregate principal amount of US$120 million.

The following table sets forth information regarding the stock of gross public domestic debt of the government outstanding on the dates indicated.

Gross Public Domestic Debt
(in millions of US$)

	As of December 31,
	2009	2010	2011	2012(1)	2013(1)
Treasury bills(2)	US$ 0	US$ 0	US$ 758	US$ 588	US$ 318
Treasury bonds(3)	5,061	4,915	5,844	6,688	6,291
Other liabilities(4)	5,129	6,146	6,383	7,617	8,937
Total	US$ 10,190	US$ 11,060	US$ 12,985	US$ 14,893	US$ 15,546

(1) Preliminary data.

(2) Includes foreign and local currency-denominated Treasury bills.

(3) Includes foreign and local currency-denominated Treasury bonds and Eurobonds.

(4) Includes Credits net of Deposits (a net concept) and Brady Bonds.

Source: Banco Central.

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The following table sets forth information regarding the amortization of Uruguay’s gross public domestic debt in the periods indicated.

Amortization of Gross Public Domestic Debt
(in millions of US$)

	Outstanding as of December 31, 2013(1)	2014	2015	2016	2017	2018	2019	2020	2021 to Final Maturity
Treasury bills(2)	US$ 318	US$ 90	US$ 124	US$ 64	US$ 40	US$ 0	US$ 0	US$ 0	US$ 0
Treasury bonds(3)	6,291	79	326	242	546	166	830	626	3,475
Other liabilities(4)	8,937	4,688	2,455	480	193	223	561	118	217
Total	US$ 15,546	US$ 4,857	US$ 2,905	US$ 786	US$ 780	US$ 390	US$ 1,391	US$ 744	US$ 3,692

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bills.
(3)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(4)	Includes Credits net of Deposits (a net concept) and Brady Bonds.

Source: Banco Central.

External Debt

Uruguay’s total gross public sector external debt consists of all debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents, which is denominated either in domestic or foreign currencies. Gross public sector external debt totaled US$12.8 billion (or 42.0% of GDP) as of December 2009, US$12.8 billion (or 33.0% of GDP) as of December 2010, US$14.0 billion (or 30.0% of GDP) as of December 2011, US$16.2 billion (or 32% of GDP) as of December 2012 and US$17.5 billion (or 32% of GDP) as of December 2013. The interest expense on Uruguay’s gross public external debt in 2013 represented somewhat less than 1.1% of GDP.

As of December 31, 2013, Uruguay’s gross public external debt comprised direct loans in the amount of approximately US$2.3 billion and Treasury bonds (including Eurobonds) in an outstanding aggregate amount of approximately US$11 billion.

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Total Gross Public External Debt
(in millions of US$, except percentages)

	As of December 31,
	2009	2010	2011	2012(1)	2013(1)
Public sector:
Financial public sector (Banco Central)	US$ 619	US$ 838	US$ 813	US$ 1,248	US$ 1,585
Non-financial public sector	12,151	11,983	13,241	14,997	15,994
Of which:
Treasury notes and bonds	7,197	7,545	8,488	9,167	10,984
Total(2)	US$ 12,770	US$ 12,822	US$14,055	US$16,245	US$ 17,579
Total gross public external debt/GDP	42.0%	33.0%	30.0%	32%	32%
Total public external debt/exports	146.6%	119.6%	109.2%	124.8%	129.2%

(1)	Preliminary data.
(2)	Data as of December 31, 2009 includes SDR243 million (US$380.8 million) advanced by the IMF, to reflect liabilities incurred in connection with SDR allocations. SDR allocations are recorded as an increase in gross reserve assets and in long-term liabilities.

Source: Banco Central.

The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central, as of the dates indicated.

Total Public External Debt, Net of International Reserve Assets
(in millions of US$)

		As of December 31,
	2009(2)	2010	2011	2012(1)	2013(1)
Total gross public external debt(2)	US$12,770	US$12,822	US$14,055	US$16,245	US$17,579
Less external assets:
Non-financial public sector	528	375	307	407	408
Banco Central	8,819	8,562	11,066	14,298	17,040
Of which:
Banco Central international reserve assets(3)	8,037	7,744	10,302	13,566	16,275
Other assets	782	819	764	732	765
Total public external debt, net of assets	US$ 3,423	US$ 3,885	US$ 2,682	US$ 1,541	US$ 131

(1)	Preliminary data.
(2)	Data as of December 31, 2009 includes SDR243 million (US$380.8 million) advanced by the IMF, to reflect liabilities incurred in connection with SDR allocations. SDR allocations are recorded as an increase in gross reserve assets and in long-term liabilities.
(3)	Gold valued for each period at London market prices at end of period.

Source: Banco Central.

Uruguay’s public external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Public external debt held by non-residents accounted for 56% of Uruguay’s public external debt at December 31, 2009, 58% at December 31, 2010, 61% at December 31, 2011, 63% at December 31, 2012 and 69% at December 31, 2013.

Since the reprofiling of its foreign currency denominated debt in 2003, Uruguay has consummated numerous liability management transactions that have resulted in an extension of average life and a reduction of overall interest expense, thus reducing refinancing risks.

In May 2007, the World Bank’s Board of Executive Directors approved a US$100 million credit line for Uruguay under the First Programmatic and Reform Implementation Development Policy Program. The program seeks to support the implementation of the government’s economic and social reforms. The World Bank made the proceeds, denominated in UIs (linked to CPI), available to Uruguay in 2008. In February 2009, the World Bank approved a US$400 million credit line under the Second Programmatic and Reform Implementation Development Policy Program to support the government’s reform program and confront the impact of the international economic crisis.

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On July 10, 2008, CAF approved a credit line for up to US$400 million to support the government’s liability management efforts. Uruguay drew US$280 million under this facility in February 2009, which were repaid in 2011.

In April 2009, the IADB approved a US$285 million loan to support the modernization and consolidation of Uruguay’s tax administration and to strengthen the management of the central government administration and the efficiency of public expenditure. In June 2009, Uruguay drew the full amount of the loan.

To provide liquidity to the global economic system, the IMF approved a general allocation of funds to all of its members. Under this allocation, Uruguay received SDR227 million (approximately US$355.5 million) in August 2009, and an additional SDR16 million (approximately US$25.3 million) in September 2009.

In addition, on September 2009, Uruguay accessed the international capital markets issuing US$500.0 million aggregate principal amount of its 6.875% bonds due 2025.

In 2010, Uruguay prepaid loans with the IADB for an aggregate principal amount of US$300.0 million.

On October 14, 2010, the World Bank approved a new Strategic Partnership with Uruguay for the 2010-2015 period, allocating US$700.0 million to its implementation. Under this partnership, the World Bank approved an advance under the Second Programmatic and Reform Implementation Development Policy Program for an aggregate amount of US$100 million, to consolidate public administration efficiency, promote macroeconomic stability, increase Uruguay’s competitiveness, and generate greater social inclusion. This loan was disbursed in full in February 2011. On October 25, 2011, the World Bank approved an additional advance under the Second Programmatic and Reform Implementation Development Policy Program for an aggregate amount of US$260.0 million. This loan, which is available for disbursement for a period of three years, has not yet been disbursed.

On May 27, 2011, Uruguay issued a 1.64% Japanese Yen Bond due 2021 for an aggregate principal amount of ¥40.0 million (equivalent to US$491.0 million) guaranteed by the Japan Bank for International Cooperation.

In December 2012, Uruguay entered into a US$260.0 million fast disbursing credit line with the World Bank, increasing its aggregate contingent financing with the World Bank to US$520.0 million.

In January 2013, Uruguay prepaid US$519.0 million to the IADB, under the IADB reallocation program, thus generating additional borrowing capacity with the IADB. Uruguay signed-up a US$550.0 million credit line with the IADB in March 2013. This credit line, together with credit lines obtained from CAF, FLAR (Latin American Reserve Fund) and World Bank, provides Uruguay with a source of contingency funding of up to approximately US$1.9 billion.

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In recent years, Uruguay has completed various liability management transactions, including most recently in August 2013, resulting in the issuance of its US$2.0 billion 4.5% bonds due 2024. The liability management transactions contribute to reduce refinancing risk and take advantage of the prevailing low-interest rate environment to reduce Uruguay’s ongoing debt service requirements.

In addition to the issuance of debt in the international markets, Uruguay expects to continue to seek the support of the World Bank and the IADB from time to time through lending programs to be available for the implementation of certain structural reforms.

Gross Public Sector External Debt, By Creditor
(in millions of US$ at period end)

	2009	2010	2011	2012(1)	2013(1)
Multilateral organizations:
IBRD (World Bank)	US$ 1,085	US$ 1,012	US$ 1,089	US$ 1,027	US$ 1,003
IADB	2,274	1,902	1,912	1,923	1,526
IMF	458	452	450	451	452
Other	577	592	253	200	218
Total multilateral organizations	4,394	3,957	3,704	3,600	3,198
Bilateral creditors	125	107	87	71	70
Commercial banks	194	71	382	508	645
Other non-resident institutions	7,188	7,802	8,811	10,972	13,176
Of which holdings of:
Treasury bills	0	0	60	1,025	1,077
Treasury bonds	7,197	7,545	8,488	9,167	10,984
Suppliers	869	885	1,070	1,094	489
Total	US$ 12,770	US$ 12,822	US$ 14,055	US$ 16,245	US$ 17,579

___________

(1) Preliminary data.

Source: Banco Central.

The following table sets forth public external debt denominated in foreign currency, by currency as of the date indicated.

Summary of Public External Debt Denominated By Currency
(in millions of US$, except percentages)

	As of December 31, 2013%
Uruguayan pesos	US$ 6,876	39.1%
U.S. dollars	9,742	55.4
Euros	101	0.6
Japanese yen	383	2.2
SDRs	457	2.6
Other	20	0.1
Total	US$ 17,579	100.0%

Source: Banco Central.

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Amortization of Gross Public External Debt
(in millions of US$)

	Outstanding as of December 31, 2013(1)	2014	2015	2016	2017	2018	2019	2020	2021 to Final Maturity
Central Government
Multilateral organizations	US$ 2,296	US$ 136	US$ 137	US$ 143	US$ 282	US$ 119	US$ 120	US$ 109	US$1,250
Bilateral creditors	39	4	4	4	4	4	4	4	11
Commercial banks	30	1	1	1	1	1	1	1	24
Treasury bills	1,077	304	420	217	136	0	0	0	0
Treasury bonds	10,984	45	203	107	503	681	367	425	8,653
Other creditors	0	0	0	0	0	0	0	0	0
Suppliers	0	0	0	0	0	0	0	0	0
Total	14,426	490	766	472	925	805	492	538	9,938

Banco Central
Multilateral organizations	470	3	4	12	0	0	0	0	452
Bilateral creditors	0	0	0	0	0	0	0	0	0
Commercial banks(1)	0	0	0	0	0	0	0	0	0
Banco Central bills	1,115	688	418	5	0	0	4	1	0
Suppliers	0	0	0	0	0	0	0	0	0
Total	1,585	691	422	17	0	0	4	1	452

Non-Financial Public Enterprises
Multilateral organizations	432	45	46	36	33	38	32	28	174
Bilateral creditors	31	9	1	1	1	3	3	3	9
Commercial banks	616	165	165	281	0	1	1	1	2
Suppliers	489	172	10	21	21	21	21	21	202
Total	1,568	392	222	339	55	63	57	53	387
Total	US$17,579	US$1,572	US$1,410	US$828	US$980	US$868	US$552	US$592	10,777

(1) Preliminary data.

Source: Banco Central.

The following table sets forth information regarding total external public debt service for the periods indicated.

Total External Public Debt Service(1)
(in millions of US$, except percentages)

	2009	2010	2011	2012(2)	2013(2)
Interest payments	US$ 530	US$ 592	US$ 638	US$ 573	US$ 598
Amortization	439	926	1,946	1,896	2,965
Total	US$ 969	US$ 1,519	US$ 2,584	US$ 2,469	US$ 3,563
Total debt service/exports of goods and services	11.1%	13.1%	20.1%	18.4%	26.2%

(1) Excludes interest on non-resident banking deposits.

(2) Preliminary data.

Source: Banco Central.

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Total Public Debt

The following tables set forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2013.

Public Internal Bonds Issued Within Uruguay
(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding as of December 31, 2013
UI Bond	Various	Various 2014 - 2025	4,167
Zero-coupon bond	8.25%	Various 2014 - 2020	1
2018 Fixed Rate Bond	8.00%	February 2018	41
2019 Fixed Rate Bond	7.50%	March 2019	280
2020 Fixed Rate Bond	9.75%	February 2020	22
2017 Floating Rate Bond	Libor + 1	June 2017	14
2018 Floating Rate Bond	Libor + 2	March 2018	2
2018 Step-Up Bond	Starting from 4% + 0.5% annual until 2009 reaching 7%	April 2018	133
2019 Fixed Rate Bond	7.5%	July 2019	114

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Public External Bonds Issued Outside Uruguay
(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)

Global Bond 2027	7.875%	July 2027	23
Bond 2017 9.25%	9.250%	May 2017	54
Mat Ext Bond 7.875% 25/03/2014	7.875%	March 2014	6
Mat Ext Bond 7.25% 4/05/2014	7.250%	May 2014	14
Mat Ext Bond 8.75% 22/06/2015	8.750%	June 2015	17
Mat Ext Bond 7.625% 20/01/2017	7.625%	January 2017	12
Benchmark 7.875 PIK 15/01/33	Max 7.875%; from 3.875%+1% annual to 2007	January 2033	1,066
Benchmark Bond 7.5% 15/03/2015	7.500%	March 2015	165
Sec USD 200:0 Global 2022	8.000%	November 2022	668
Global Bond 2036	7.63%	March 2036	1,408
Global Bond in Yen Series A	2.230%	March 2017	381
Global Bond 2025	6.875%	September 2025	239
Mat Ext Bond 7% 28/06/2019	7.000%	June 2019	80
Deutsche - UBS euros 300:	6.875%	January 2016	81
Mat Ext Bond 6.375% UF 15/3/16	6.375%	March 2016	3
Global Bond in Yen 2021	1.64%	March 2021	285
UI Global Bond 2nd series	5.000%	September 2018	632
UI Global Bonds 3rd series	4.250%	April 2027	948
UI Global Bonds 4th series	3.700%	June 2037	908
UI Global Bonds 5th series	4.000%	July 2030	1,035
UI Global Bonds 6th series	4.375%	December 2028	2,206
Global Bond 2045	4.125%	November 2045	2,000
Global Bond 2024	4.500%	August 2024	854

___________________

(1)	Valued at December 31, 2013.

Source: Banco Central.

The following table sets forth information regarding total gross public debt as of the dates indicated.

Total Gross Public Debt
(in millions of US$)
As of December 31,

	2009	2010	2011	2012(1)	2013(1)
Gross public external debt(2)	US$ 12,770	US$ 12,822	US$ 14,055	US$ 16,245	US$ 17,579
Gross public domestic debt(3)	10,190	11,060	12,985	14,893	15,546
Banco Central	4,087	5,230	5,413	6,421	7,688
Non-financial public sector	6,103	5,829	7,572	8,473	7,858
Total gross public debt	US$ 22,960	US$ 23,882	US$ 27,040	US$ 31,138	US$ 33,126

(1)	Preliminary data.
(2)	Data as of December 31, 2009 includes SDR243 million (US$380.8 million) advanced by the IMF, to reflect liabilities incurred in connection with SDR allocations. SDR allocations are recorded as an increase in gross reserve assets and in long-term liabilities.
(3)	Public debt with Uruguayan residents excluding Treasury bonds and Treasury bills held by the public sector.

Source: Banco Central.

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The following table sets forth the outstanding amount of Uruguayan Treasury securities in circulation as of the dates indicated (in millions of U.S. dollars).

		Foreign Currency		Pesos
As of December 31,	Total	Treasury bonds	Treasury bills(1)	Treasury bonds	Treasury bills(1)
2009	12,848	7,970	0	4,878	0
2010	13,247	7,787	0	5,459	0
2011	16,296	7,139	0	8,175	981
2012	18,433	7,048	0	9,682	1,703
2013	19,343	7,960	0	9,898	1,485

(1) Nominal value.

Source: Banco Central.

The following table sets forth information regarding the amortization of total gross public debt.

Amortization of Total Gross Public Debt
(in millions of US$)

	Outstanding as of December 31, 2013(1)	2014	2015	2016	2017	2018	2019	2020	2021 to Final Maturity
Gross public external debt(2)	US$ 17,579	US$ 1,572	US$ 1,410	US$ 828	US$ 980	US$ 868	US$ 552	US$ 592	US$ 10,777
Gross public domestic debt	15,546	4,857	2,905	785	780	390	1,391	744	3,693
Total	US$ 33,125	US$ 6,430	US$ 4,315	US$ 1,613	US$ 1,760	US$ 1,257	US$ 1,943	US$ 1,337	US$ 14,470

(1)	Preliminary data.
(2)	Data as of December 31, 2009 includes SDR243.0 million (US$380.8 million) advanced by the IMF, to reflect liabilities incurred in connection with SDR allocations. SDR allocations are recorded as an increase in gross reserve assets and in long-term liabilities.

Source: Banco Central.

Debt Service and Debt Restructuring

Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.

In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.

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A debt-to-equity swap program, established in 1987, provided a means for the cancellation of debt owed to international commercial banks. Since 1988, a total of US$168 million of external debt has been cancelled through the debt-to-equity swap program and an additional US$15 million of external debt has been extinguished through a related operation. Most of the investments under this program have involved tourism and forestry activities.

In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicholas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks.

Of the US$1.6 billion of commercial bank debt covered by Uruguay’s restructuring program:

•	US$530 million was converted into 30-year bonds (par bonds, collateralized with U.S. Treasury bonds and enhanced by rolling interest rate guarantees) with a fixed annual interest rate of 6.75%;
•	US$448 million was converted into debt conversion notes maturing in February 2007 with a coupon of LIBOR plus 0.875% and a seven-year grace period as to the amortization of principal; and
•	the remaining US$633 million was repurchased for cash at a cost of US$354 million.

Under this program, Uruguay also obtained new funds through the issuance of bonds due 2006 having an aggregate principal amount of US$89.0 million, which were cancelled upon maturity.

After 1991, Uruguay’s public sector benefited from lower debt service costs resulting from the reduced amount of net debt outstanding, the lower interest rate on the Bonds and the extension of the country’s debt-maturity profile. In October 1999, Uruguay consummated an exchange offer of US$85.0 million of its 30-year collateralized par Bonds due 2021 for US$85.0 million of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of Banco Central’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.

On April 10, 2003, the Republic launched two concurrent offers inviting owners of certain of the Republic’s and Banco Central’s foreign currency-denominated bonds to tender their old bonds in exchange for newly issued bonds. Uruguay also solicited the consent of holders of a Yen denominated bond to amend the terms and conditions of that bond. The transactions were designed to adjust Uruguay’s debt profile and make it sustainable. Uruguay attracted the support of holders of 92.8% of its debt subject to the offers and consent solicitation, which resulted in the issuance of 18 new series of debt securities.

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Since the completion of its 2003 debt reprofiling, Uruguay has accessed the international capital markets repeatedly and applied the proceeds raised to gradually lengthen its debt maturity profile.

In November 2008, Banco Central cancelled the equivalent of US$224 million of its outstanding debt instruments issued in UI and in pesos, acquired in the local market.

In December 2010, Uruguay prepaid loans with the IADB for an aggregate principal amount of US$300 million.

Between May 2010 and January 2011, Uruguay issued, and offered in the domestic market, different series of medium and long term notes in pesos and in pesos linked to UI, for an aggregate principal amount equivalent to US$1.3 billion. Investors paid for an aggregate principal amount equivalent to US$1.1 billion of such bonds by tendering short-term securities of Banco Central.

On May 27, 2011, Uruguay issued a 1.64% Japanese Yen Bond due 2021 for an aggregate principal amount of ¥40.0 million (equivalent to US$491.0 million) guaranteed by the Japan Bank for International Cooperation.

In December 2011, Uruguay completed a series of liability management transactions, including the issuance of peso denominated linked to UI Global Benchmark Bonds due 2028, for an aggregated principal amount of US$2.0 billion. US$1.0 billion out of the proceeds of the issuance was applied to purchase certain dollar and Euro denominated short and medium-term bonds and an additional aggregate principal amount of US$725 million of UI Global Benchmark Bonds were issued in exchange for UI bonds due 2018.

In March 2012, Uruguay issued and offered bonds denominated in pesos and in pesos linked to UI in the domestic market for an aggregate principal amount equivalent to US$826.0 million. Investors paid for an aggregate principal amount equivalent to US$447.0 million of such bonds by tendering short-term securities of Banco Central.

In November 2012, Uruguay completed a series of liability management transactions, including the issuance of its US$854 million 4.125% dollar denominated bond due 2045. The cash proceeds of the offer were used to repurchase debt with short-term maturity and higher-interest coupons.

In August 2013, Uruguay completed a series of liability management transactions, including the issuance of its US$2.0 billion 4.5% bonds due 2024. The cash proceeds of the offer were used to repurchase debt with short-term maturity and higher-interest coupons.

From time to time, Uruguay engages in liability management transactions as part of its overall debt management strategy.

Debt Record

Uruguay has regularly met all principal and interest obligations on its external debt for over 40 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930’s during the international economic recession.

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TABLES AND SUPPLEMENTAL INFORMATION

Table 1: Gross Public Debt
(in millions of US$)

		Of which:
	Amount outstanding as of Dec. 31, 2013	Internal Debt (with residents)	Internal Debt (with public sector)	External Debt (with non-residents)	Gross Public Debt as of Dec. 31, 2013

Direct Debt of Central Government of which:	US$ 21,612	US$ 6,609	US$ 675	US$ 14,328	US$ 20,938

Direct Loans	2,266	0	0	2,266	2,266
Treasury Bonds and Eurobonds	17,858	6,291	586	10,982	17,273
Treasury Bills	1,488	318	89	1,080	1,399

Other public debt of which:	US$ 13,467	US$ 8,937	US$ 1,279	US$ 3,251	US$ 12,188

Banco Central Bills	9,162	6,769	1,279	1,114	7,883
Guaranteed Debt	1,631	1	0	1,630	1,631
Other External Debt	508	0	0	508	508
Other Domestic Debt	2,167	2,166	0	0	2,167

Total(1)	US$ 35,079	US$ 15,546	US$ 1,954	US$ 17,579	US$ 33,125

(1)Totals may differ due to rounding.

Source: Banco Central.

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Table 2: Direct Loans

(in millions of US$)

Lender	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of 12/31/2013
Banco de China	5	07/11/1988	31/12/2020	2.969
Interamerican Development Bank	2	29/03/1984	29/03/2014	0.273
Interamerican Development Bank	2	24/07/1984	24/07/2014	0.341
Interamerican Development Bank	2	26/07/1984	26/07/2014	0.314
Interamerican Development Bank	2	26/07/1984	26/07/2014	0.003
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.187
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.195
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.051
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.003
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.011
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.025
Interamerican Development Bank	2	15/08/1984	15/08/2014	0.016
Interamerican Development Bank	2	31/10/1988	31/10/2018	0.477
Interamerican Development Bank	9.23	09/08/2012	15/08/2029	40.517
Interamerican Development Bank	0.226	20/11/2012	20/11/2037	0.33
Interamerican Development Bank	5.21	27/12/2012	27/12/2037	0.4
Interamerican Development Bank	9.36	07/05/2013	15/08/2032	18.765
Interamerican Development Bank	9.36	14/05/2013	15/08/2032	16.033
International Bank for Reconstruction and Development	1.24	16/03/2012	16/12/2032	1.984
International Bank for Reconstruction and Development	0.5	11/12/2012	11/12/2033	11.168
International Bank for Reconstruction and Development	9.83	15/10/2013	15/10/2017	33.803
Interamerican Development Bank	5.21	15/10/2000	30/07/2026	4.366
Interamerican Development Bank	5.21	17/03/2001	17/03/2021	0.004
International Bank for Reconstruction and Development	3.7	15/10/2013	15/10/2017	140.858
International Bank for Reconstruction and Development	9.95	15/10/2013	15/10/2017	57.124
Interamerican Development Bank	5.21	21/12/2001	21/12/2026	59.23
Interamerican Development Bank	5.21	18/06/2002	15/08/2022	79.893
Interamerican Development Bank	5.21	20/12/2002	15/12/2027	28.61
Interamerican Development Bank	5.21	15/12/2003	15/12/2028	46.695
Interamerican Development Bank	5.21	17/11/2004	17/11/2024	17.741
Interamerican Development Bank	5.21	22/08/2005	22/08/2025	201.75
Interamerican Development Bank	5.21	22/08/2005	22/08/2025	11.461
Interamerican Development Bank	5.21	08/12/2005	08/12/2030	2.09
Interamerican Development Bank	5.21	26/07/2006	15/06/2031	5.84
Interamerican Development Bank	5.21	26/08/2006	15/06/2031	1.039
Interamerican Development Bank	5.21	26/10/2006	26/10/2031	3.562
Interamerican Development Bank	5.21	12/12/2006	04/11/2031	43.75
Interamerican Development Bank	5.21	28/12/2006	15/12/2031	67.876
Interamerican Development Bank	5.21	22/01/2007	22/01/2032	1.164
Interamerican Development Bank	5.21	14/03/2007	10/10/2031	4.341
Interamerican Development Bank	5.21	18/03/2007	18/03/2032	69.375
Interamerican Development Bank	1.42	21/06/2007	15/04/2022	9.226
Interamerican Development Bank	5.21	20/08/2007	10/04/2032	6.645
Interamerican Development Bank	5.21	25/09/2007	25/09/2032	4.396
Interamerican Development Bank	5.21	26/10/2007	26/10/2032	10.612
Interamerican Development Bank	5.21	08/04/2008	08/04/2033	4.643
Interamerican Development Bank	5.21	08/04/2008	08/04/2033	4.419
Interamerican Development Bank	5.21	07/11/2008	07/11/2033	23.119
Interamerican Development Bank	0.254	30/12/2008	15/12/2033	76.389
Interamerican Development Bank	5.21	30/12/2008	15/12/2033	20.96
Interamerican Development Bank	5.21	10/02/2009	15/08/2033	1.924
Interamerican Development Bank	5.21	31/03/2009	31/03/2034	1.096
Interamerican Development Bank	5.573	11/05/2009	11/05/2029	285
Interamerican Development Bank	0.254	09/02/2010	09/02/2035	6
Interamerican Development Bank	0.254	09/02/2010	09/02/2035	5.399
Interamerican Development Bank	0.21	22/04/2010	22/04/2030	2.209
Interamerican Development Bank	0.254	08/12/2010	15/12/2035	8.779
Interamerican Development Bank	0.54	09/02/2011	15/08/2036	8.84
Interamerican Development Bank	0.254	12/12/2011	12/12/2036	3.478
Interamerican Development Bank	1.24	17/01/2012	15/02/2032	10.213
Interamerican Development Bank	0.254	24/01/2012	15/08/2036	7.24
Interamerican Development Bank	0.254	02/02/2012	15/08/2036	2.764
Interamerican Development Bank	0.254	15/03/2012	15/03/2037	2.269

D-86

Interamerican Development Bank	0.254	15/03/2012	15/03/2037	0.955
Interamerican Development Bank	0.254	25/10/2012	25/10/2037	0.823
Interamerican Development Bank	0.254	15/03/2012	15/03/2037	3.887
International Bank for Reconstruction and Development	0.92	08/03/2000	15/12/2014	8.09
International Bank for Reconstruction and Development	0.92	08/08/2001	15/03/2016	4.637
International Bank for Reconstruction and Development	0.92	22/08/2001	15/08/2016	0.825
International Bank for Reconstruction and Development	0.92	17/06/2002	15/04/2017	15.712
International Bank for Reconstruction and Development	2.5	16/06/2005	15/03/2020	48.997
International Bank for Reconstruction and Development	2.5	16/06/2005	15/04/2020	20.348
International Bank for Reconstruction and Development	2.5	16/06/2005	15/04/2020	45.009
International Bank for Reconstruction and Development	1.24	28/03/2007	15/10/2021	3.787
International Bank for Reconstruction and Development	1.42	21/06/2007	15/04/2022	18.462
International Bank for Reconstruction and Development	1.42	13/12/2007	15/04/2022	13.141
International Bank for Reconstruction and Development	0.92	10/02/2009	15/02/2029	400
International Bank for Reconstruction and Development	0.92	24/02/2010	15/02/2032	29.9
International Bank for Reconstruction and Development	2	26/01/2011	15/02/2031	100
Credit National Paris	2	05/12/1984	31/12/2015	0.193
Credit National Paris	2	05/12/1984	31/12/2016	1.741
Credit National Paris	2	28/08/1989	31/12/2021	0.445
Credit National Paris	2	28/08/1989	31/03/2023	0.404
Credit National Paris	2	28/08/1989	30/09/2022	0.33
Credit National Paris	2	28/08/1989	30/06/2022	0.25
Credit National Paris	2	28/08/1989	31/12/2021	0.316
Credit National Paris	2	28/08/1989	30/09/2020	0.73
Credit National Paris	2	28/08/1989	31/12/2022	1.307
Credit National Paris	2	28/08/1989	30/06/2021	0.081
Fondo Internacional de Desarrollo Agrícola	1.24	04/07/2001	01/01/2019	5.316
Instituto Crédito Oficial del Reino de España	1.25	02/10/1992	26/10/2022	4.39
Instituto Crédito Oficial del Reino de España	1.25	23/03/1993	20/04/2023	1.375
Instituto Crédito Oficial del Reino de España	1.25	12/05/1993	15/05/2023	15.509
Instituto Crédito Oficial del Reino de España	1.25	01/07/1994	01/08/2024	3.617
Instituto Crédito Oficial del Reino de España	1.25	01/07/1994	12/07/2024	6.707
Instituto Crédito Oficial del Reino de España	1.25	01/07/1994	03/08/2024	1.338
ITALIAN BANK ARTIGIANCASSA SPA	0.1	09/09/2004	09/09/2043	8.283
ITALIAN BANK ARTIGIANCASSA SPA	0.1	02/12/2005	02/12/2047	15.536
Kreditanstalt Fur Wiederaufbau	2	23/11/1993	30/12/2023	3.303
The Overseas Economic Cooperation Fund Tokio	3.25	09/10/1989	20/10/2014	0.004
The Overseas Economic Cooperation Fund Tokio	4	09/10/1989	20/11/2014	0.079
Total Direct Debt				2,266

D-87

Table 3: Treasury Bonds and Eurobonds
(in millions of US$)

					Of Which:
Foreign Currency Denominated Bonds: Treasury Bonds and Eurobonds Series	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of: 31/12/2013	Internal Debt (with residents)	Internal Debt (with public sector)	External Debt (with non residents)
2018 Fixed Rate Bond	8.00%	05/29/03	02/25/18	41	30	0	11
2019 Fixed Rate Bond	7.50%	05/29/03	03/23/19	281	201	15	65
2020 Fixed Rate Bond	9.75%	05/29/03	02/28/20	22	10	3	9
2017 Floating Rate Bond	Libor + 1	05/29/03	06/30/17	14	9	1	4
2018 Floating Rate Bond	Libor + 2	05/29/03	03/24/18	2	1	0	1
2018 Incremental Rate Bond	Starting from 4% + 0.5% annual until 2009 reaching 7%	05/29/03	04/15/18	133	118	3	12
2019 Fixed Rate Bond	7.50%	07/21/09	07/21/19	114	87	0	27
UI Bond	Various	Various	Various	4,166	2,570	341	1,255
Zero-coupon Bond	8.25%	Vs 1999/2000	Vs 2014/2020	2	2	0	0
Global Bond 2027	7.8%	07/15/97	07/15/27	22	0	0	22

Bond due 2017 9.25%	9.25%	05/17/05	05/17/17	53	34	2	17
Mat Ext Bonds 7.875% 25/03/2014	7.88%	05/29/03	03/25/14	5	1	0	4
Mat Ext Bonds 7.25% 4/05/2014	7.25%	05/29/03	05/04/14	14	3	0	11
Mat Ext Bonds 8.75% 22/06/2015	8.75%	05/29/03	06/22/15	17	4	0	13
Mat Ext Bonds 7.625% 20/01/2017	7.63%	05/29/03	01/20/17	12	3	0	9
Benchmark 7.875 PIK 15/01/2033	Max 7.875%; starting from 3.875%+1% annual until 2007	05/29/03	01/15/33	1,066	82	45	939
Benchmark Bond 7.5% 15/03/2015	7.50%	05/29/03	03/15/15	165	78	2	85
Sec USD 200:0 UBS Global 2022	8.00%	11/18/05	11/18/22	668	186	25	457
Global Bond 2036	7.63%	03/21/06	03/21/36	1,408	76	10	1,322
Global Yen Bond Series A	2.23%	03/13/07	03/13/17	381	0	0	381
USD Global Bond due 2025 USD	6.88%	09/28/09	09/28/25	239	51	0	188
Mat Ext Bonds 7% 28/06/2019	7.00%	05/29/03	06/28/19	80	36	0	44
Deutsche - UBS euros 300:	6.875%	07/26/05	01/19/16	81	54	0	27
Mat Ext Bonds 6.375 UF 15.3.16	6.38%	05/29/03	03/15/16	3	2	0	1
Global Yen Bond	1.64%	06/03/11	06/03/21	286	23	0	263
Global Bonds in Pesos Readjustables 2nd series	5.00%	09/14/06	09/14/18	632	51	0	581
Global Bonds in Pesos Readjustables 3rd series	4.25%	04/03/07	09/14/27	948	605	15	328
Global Bonds in Pesos Readjustables 4th series	3.70%	06/26/07	06/26/37	908	651	27	230
Global Bonds in Pesos Readjustables 5th series	4.00%	07/10/08	07/10/30	1,036	953	53	30
Global Bonds in Pesos Readjustables 6th series	4.38%	12/15/11	12/15/28	2,206	220	38	1,948
Bono Global 2045	4.125%	11/20/12	11/20/45	2,000	111	7	1,882
Bono Global 2024	4.500%	08/14/13	08/14/24	854	38	0	816
Total Bonds(1)				17,859	6,290	587	10,982

______________

(1)	Total includes certain immaterial unredeemed amounts outstanding under bonds with stated maturities prior to December 31, 2013.

Source: Banco Central

D-88

Table 4: Bills(1)
(in millions of US$)

					Of Which:
	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of Dec. 31, 2013	Internal Debt (with residents)	Internal Debt (with public sector)	External Debt (with non- residents)
Total Bills (pesos)	Various	Various	Various	1,488	318	89	1,080
Total Bills (UI)	Various	Various	Various	0	0	0	0
Total Treasury bills	Various	Various	Various	1,488	318	89	1,080
Banco Central bills	Various	Various	Various	9,162	6,769	1,279	1,114
Total Bills				US$ 10,650	US$ 7,087	US$ 1,368	US$ 2,195

______________

(1)	Face value.

Source: Banco Central.

D-89

Table 5: Guaranteed Debt
(in millions of US$)

Lender	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of 12/31/2013
Interamerican Development Bank	4.03	29/12/1990	06/01/2016	3
Interamerican Development Bank	4.03	27/12/1993	27/06/2019	14
Interamerican Development Bank	2.15	18/03/1996	18/03/2016	10
Interamerican Development Bank	2.15	04/11/2002	04/11/2022	2
Interamerican Development Bank	0.427	21/11/2003	15/08/2022	1
Interamerican Development Bank	2.15	09/03/2009	09/03/2034	38
Interamerican Development Bank	2.15	12/11/1996	12/11/2021	72
Interamerican Development Bank	0.427	17/04/2009	17/04/2033	38
International Bank for Reconstruction and Development	0.92	15/05/2001	15/08/2015	5
International Bank for Reconstruction and Development	1.42	04/10/2007	15/04/2022	43
Corporacion Andina De Fomento	1.292	01/10/2007	01/10/2015	12
Corporacion Andina De Fomento	1.442	11/03/2008	11/03/2017	11
Corporacion Andina De Fomento	2.392	22/12/2008	22/12/2023	113
Corporacion Andina De Fomento	3.292	14/06/2010	14/06/2019	37
Credit National Paris	2	18/12/1990	31/12/2028	5
Eximbank Wdc	5.483	06/09/2006	22/09/2014	7
International Monetary Fund	0.31	18/11/1986	31/12/2053	77
International Monetary Fund	0.31	07/08/2009	31/12/2053	350
International Monetary Fund	0.31	10/08/2009	31/12/2053	25
HSBC Panamá	4.25	10/06/2011	10/06/2016	1
Instituto Crédito Oficial del Reino de España	1.5	22/02/1992	06/10/2022	9
LATIN AMERICAN INV.BANK BAHAMAS LTD-NASSAU	3.919	10/09/2010	10/09/2016	6
The Overseas Economic Cooperation Fund Tokio	4	09/10/1989	20/10/2014	1
The Overseas Economic Cooperation Fund Tokio	4	09/10/1989	20/10/2014	2
External Commercial Banks	Various	Various	Various	579
HSBC Panamá	2.99	29/04/2011	29/04/2016	6
HSBC Panamá	3.125	29/04/2011	29/04/2016	6
HSBC Panamá	3.25	29/04/2011	29/04/2016	9
Interamerican Development Bank	0.254	13/12/2011	13/12/2036	13
Corporacion Andina De Fomento	3.428	03/07/2012	03/07/2020	5
Interamerican Development Bank	5.21	10/12/2012	10/12/2037	4
Interamerican Development Bank	5.21	10/12/2012	10/12/2037	3
Interamerican Development Bank	5.21	07/02/2013	15/09/2037	58
Interamerican Development Bank	0.226	22/11/2011	22/11/2036	6
Kreditanstalt Fur Wiederaufbau	3.6	14/03/2013	30/12/2027	14
Corporacion Andina De Fomento	0.528	17/12/2012	15/03/2032	1
Corporacion Andina De Fomento	0.528	31/12/2012	31/12/2027	36
International Bank for Reconstruction and Development	5.84	11/12/2012	15/02/2035	1
Interamerican Development Bank	0.226	13/12/2011	13/12/2036	7

Total Guaranteed Debt				1,630

D-90

Table 6: Other External Debt
(in millions of US$)

Amount Outstanding as of December 31, 2013
Commercial Creditors	US$ 489
Banco Central: Other External Debt	US$ 19
Total Other External Debt	US$ 508

Source: Banco Central.

D-91

Table 7: Other Domestic Debt
(in millions of US$)

Amount Outstanding as of December 31, 2013
Deposits Net of Credits	US$ 1,791

Non-financial Public Sector	US$ 871
Credits	871
Banco Central	920
Credits	US$ (107)
Deposits	1,026
Other Debt	376

Total Other Domestic Debt	US$ 2,167

Source: Banco Central.

D-92